Exhibit 10.1

PROFESSIONAL SERVICES AGREEMENT

between

Allegheny Energy, Inc.

And

EDS Information Services, L.L.C., and Electronic Data Systems Corporation

Dated September 19, 2005

***A confidential Treatment Request has been submitted to the Commission by Allegheny Energy, Inc. pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. The information as to which confidential treatment is sought is indicated in footnotes to this agreement. This agreement has been filed with the Commission with the text marked pursuant to the Securities Exchange Act of 1934.

1.	BACKGROUND AND OBJECTIVES		1
	1.1	Performance and Management by Service Provider.	1
	1.2	Goals and Objectives.	1
	1.3	Interpretation.	2
2.	DEFINITIONS AND DOCUMENTS		2
	2.1	Definitions.	2
	2.2	Other Terms	2
	2.3	Associated Contract Documents.	3
3.	TERM		4
	3.1	Initial Term.	4
	3.2	Extension.	4
4.	SERVICES		5
	4.1	Overview.	5
	4.2	Transition Services.	6
	4.3	Transformation Services.	9
	4.4	Termination Assistance Services.	12
	4.5	Use of Third Parties.	17
	4.6	Projects.	19
	4.7	Additional Work or Reprioritization.	19
5.	REQUIRED CONSENTS		19
	5.1	Service Provider Responsibility.	19
	5.2	Financial Responsibility.	20
	5.3	Contingent Arrangements.	20
6.	FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES		21
	6.1	Service Facilities.	21
	6.2	Use of Service Provider Facilities.	24
	6.3	Allegheny Rules/Employee Safety.	24
	6.4	Software, Equipment and Third Party Contracts.	25
	6.5	Assignment of Licenses, Leases and Related Agreements.	28
	6.6	License to Allegheny Licensed Third Party Materials.	30
	6.7	License to Service Provider Licensed Third Party Materials.	30
	6.8	Acquired Assets.	31
	6.9	Managed Third Parties.	31
	6.10	Notice of Defaults.	32
7.	SERVICE LEVELS		32
	7.1	General.	32
	7.2	Service Level Credits; Deliverable Credits.	32
	7.3	Problem Analysis.	32
	7.4	Continuous Improvement Reviews.	33
	7.5	Measurement and Monitoring.	33
	7.6	Satisfaction Surveys.	34
	7.7	Notice of Adverse Impact.	34
8.	PROJECT PERSONNEL		35
	8.1	Transitioned Personnel.	35
	8.2	Employee Benefit Plans.	37
	8.3	Other Employee Matters.	39
	8.4	Key Service Provider Personnel and Critical Affected Personnel.	39
	8.5	Service Provider Account Manager.	41

-i-

(continued)

	8.6	Compensation of Service Provider Account Manager and Key Service Provider Personnel.	41
	8.7	Service Provider Personnel Are Not Allegheny Employees.	42
	8.8	Replacement, Qualifications, and Retention of Service Provider Personnel.	42
	8.9	Training/Career Opportunities.	44
	8.10	Conduct of Service Provider Personnel.	44
	8.11	Substance Abuse.	44
	8.12	Union Agreements and WARN Act.	45
	8.13	Directed Allegheny Employees.	45
9.	SUPPLIER RESPONSIBILITIES		46
	9.1	Policy and Procedures Manual.	46
	9.2	Reports.	48
	9.3	Governance Model; Meetings.	48
	9.4	Quality Assurance and Internal Controls.	49
	9.5	Processes, Procedures, Architecture, Standards and Planning.	50
	9.6	Change Control.	53
	9.7	Software Currency.	55
	9.8	Network Configuration Data.	56
	9.9	Specialized Skills and Resources; Disagreements Regarding New Services.	56
	9.10	Audit Rights.	57
	9.11	Agency and Disbursements.	61
	9.12	Subcontractors.	62
	9.13	Government Contract Flow-Down Clauses.	63
	9.14	Additional Telecommunications Matters.	64
	9.15	Applicable Authority Actions.	65
	9.16	Unauthorized Use.	67
	9.17	Technology and Business Process Evolution.	67
	9.18	Retained Systems and Business Processes.	70
	9.19	Annual Reviews.	70
10.	ALLEGHENY RESPONSIBILITIES		70
	10.1	Responsibilities.	70
	10.2	Savings Clause.	71
11.	CHARGES		72
	11.1	General.	72
	11.2	Pass-Through Expenses.	73
	11.3	Procurement.	74
	11.4	Taxes.	75
	11.5	New Services.	77
	11.6	Extraordinary Events.	78
	11.7	Unanticipated Change.	79
	11.8	Proration.	80
	11.9	Refundable Items.	80
	11.10	Allegheny Benchmarking Reviews.	80
	11.11	Efforts to Reduce Costs and Charges	82
12.	INVOICING AND PAYMENT		82
	12.1	Invoicing.	82
	12.2	Payment Due.	83
	12.3	Set Off.	83
	12.4	Disputed Charges.	83

-ii-

(continued)

13.	ALLEGHENY DATA AND OTHER PROPRIETARY INFORMATION		84
	13.1	Allegheny Ownership of Allegheny Data.	84
	13.2	Safeguarding Allegheny Data.	84
	13.3	Allegheny and Service Provider Personal Data.	86
	13.4	Confidentiality.	88
	13.5	File Access.	91
	13.6	Requirements for Information in Legal Proceedings.	92
14.	OWNERSHIP OF MATERIALS		94
	14.1	Allegheny Owned Materials.	94
	14.2	Developed Materials.	95
	14.3	Service Provider Owned Materials.	96
	14.4	Other Materials.	98
	14.5	General Rights.	98
	14.6	Allegheny Rights Upon Expiration or Termination of Agreement.	99
15.	REPRESENTATIONS, WARRANTIES AND COVENANTS		102
	15.1	Work Standards.	102
	15.2	Maintenance.	102
	15.3	Efficiency and Cost Effectiveness.	102
	15.4	Software.	103
	15.5	Non-Infringement.	104
	15.6	Authorization.	105
	15.7	Inducements; Allegheny Code of Business Conduct and Ethics.	105
	15.8	Malicious Code.	105
	15.9	Disabling Code.	106
	15.10	Compliance with Laws.	106
	15.11	Interoperability; Currency.	108
	15.12	Disclaimer.	108
16.	INSURANCE AND RISK OF LOSS		109
	16.1	Insurance.	109
	16.2	Risk of Loss.	111
17.	INDEMNITIES		111
	17.1	Indemnity by Service Provider.	111
	17.2	Indemnity by Service Provider for Breach of Section 8.12(b).	113
	17.3	Indemnity by Allegheny.	113
	17.4	Additional Indemnities.	115
	17.5	Infringement.	115
	17.6	Indemnification Procedures.	116
	17.7	Indemnification Procedures – Governmental Claims.	117
	17.8	Subrogation.	117
18.	LIABILITY		117
	18.1	General Intent.	117
	18.2	Force Majeure.	118
	18.3	Limitation of Liability.	119
	18.4	Joint and Several Liability.	121
19.	DISPUTE RESOLUTION		122
	19.1	Informal Dispute Resolution.	122
	19.2	Jurisdiction; Waiver of Jury Trial.	124
	19.3	Continued Performance.	125
	19.4	Governing Law.	125

-iii-

(continued)

20.	TERMINATION		125
	20.1	Termination for Cause.	125
	20.2	Termination for Convenience.	126
	20.3	Termination Upon Service Provider Change of Control.	126
	20.4	Termination Upon Allegheny Change of Control.	127
	20.5	Termination for Insolvency.	127
	20.6	Allegheny Rights Upon Service Provider’s Bankruptcy.	127
	20.7	Critical Services.	128
21.	GENERAL		129
	21.1	Binding Nature and Assignment.	129
	21.2	Entire Agreement; Amendment.	129
	21.3	Notices.	129
	21.4	Counterparts.	132
	21.5	Headings.	132
	21.6	Relationship of Parties.	132
	21.7	Severability.	132
	21.8	Consents and Approval.	133
	21.9	Waiver of Default; Cumulative Remedies.	133
	21.10	Survival.	133
	21.11	Publicity.	133
	21.12	Service Marks.	133
	21.13	Export	134
	21.14	Third Party Beneficiaries.	134
	21.15	Covenant Against Pledging.	134
	21.16	Order of Precedence.	134
	21.17	Hiring of Employees.	135
	21.18	Further Assurances.	135
	21.19	Liens	135
	21.20	Covenant of Good Faith.	135
	21.21	Acknowledgment.	136
	21.22	References.	136

-iv-

PROFESSIONAL SERVICES AGREEMENT

This Professional Services Agreement (this “Agreement”) dated September 19, 2005, (the “Effective Date”) by and between Allegheny Energy, Inc., a Maryland corporation having a principal place of business at 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601 ( “Allegheny”), and EDS Information Services, L.L.C. (“EIS”), a Delaware limited liability company and Electronic Data Systems Corporation (“EDS”), a Delaware corporation, each having a principal place of business at 5400 Legacy Drive, Plano, Texas 75024 (EIS and EDS are collectively referred to herein as the “Service Provider”).

WHEREAS, Allegheny and Service Provider have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this Agreement; and

WHEREAS, Allegheny desires to procure from Service Provider, and Service Provider desires to provide to Allegheny and the Eligible Recipients, the information technology services, procurement and/or inventory management consulting, and other products and services described in this Agreement, on the terms and conditions specified herein.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, Allegheny and Service Provider (collectively, the “Parties” and each, a “Party”) hereby agree as follows:

1.	BACKGROUND AND OBJECTIVES

1.1	Performance and Management by Service Provider.

Allegheny desires that certain information technology services, procurement and/or inventory management consulting, and other functions and services presently performed and managed by or for Allegheny and the Eligible Recipients, as each is described in this Agreement, be performed and managed by Service Provider. Service Provider has carefully reviewed Allegheny’s requirements, has performed all due diligence it deems necessary, and desires to perform and manage such information technology services, procurement and/or inventory management consulting, and other business processes and services for Allegheny and the Eligible Recipients.

1.2	Goals and Objectives.

The Parties acknowledge and agree that the specific goals and objectives of the Parties in entering into this Agreement are to:

(1)	Reduce Allegheny infrastructure capital and operating expenses both initially and over the Term;

(2)	Utilize enabling technologies to add value to Allegheny’s business processes;

(3)	Implement common processes and move toward an integrated enterprise wide reporting system across Allegheny;

(4)	Enhance the timeliness and quality of analysis and reporting of financial results, on a consolidated, legal entity and business unit presentation basis both under a GAAP basis of presentation and a Uniform FERC basis presentation;

(5)	Obtain specified levels of service quality;

(6)	Enhance the morale and career opportunities of displaced employees by transitioning Allegheny information technology personnel to a for-profit business with customer relationships and job opportunities;

(7)	Gain access to world class capabilities by contracting with a first tier service provider that can attract the “best and brightest” individuals;

(8)	Enhance the ability of Allegheny and its affiliated companies to focus on their core businesses;

(9)	Provide Allegheny with enhanced flexibility within the Services to quickly and effectively adapt to changing business requirements and changes in the Allegheny business environment;

(10)	Create the potential for sustainable long-term cost savings due to continuous improvement and reduction or spreading of fixed costs over a multi-year period; and

(11)	Obtain access to best practices in the area of information technology services and procurement and/or inventory management consulting business processes and services.

1.3	Interpretation.

The provisions of this Article 1 are intended to be a general introduction to this Agreement and are not intended to expand the scope of the Parties’ obligations or alter the plain meaning of this Agreement’s terms and conditions, as set forth hereinafter. However, to the extent the terms and conditions of this Agreement are unclear or ambiguous, such terms and conditions are to be construed so as to be consistent with the background and objectives set forth in this Article 1.

2.	DEFINITIONS AND DOCUMENTS

2.1	Definitions.

The terms used with initial capital letters in this Agreement shall have the meanings ascribed to them in Schedule 1.

2.2	Other Terms

The terms defined in this Article include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words “herein,” “hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words “include” and “including” shall not be construed as terms of limitation. The words “day,” “month,” and “year” mean, respectively, calendar day, calendar month and calendar year. As stated in Section 21.3, the word “notice” and “notification” and their derivatives shall mean notice or notification in writing. Other terms used in this Agreement are defined in the context in which they are used and shall have the meanings there indicated.

2.3	Associated Contract Documents.

This Agreement includes each of the following Schedules and their Attachments, all of which are attached to this Agreement and incorporated into this Agreement by this reference. Unless otherwise expressly stated, references to specific Schedules include all numbered or lettered subsidiary Schedules (e.g., references to Schedule 2 include not only Schedule 2, but also Schedules 2.1, 2.2, 2.3, 2.4, 2.5, and 2.6 and references to Schedule 3 include Schedules 3A, 3B, 3C, and 3D).

1	Glossary of Terms

2	Statement of Work

2.1	Cross Functional General

2.2	Cross Functional Equipment and Software

2.3	Application and Utility Servers

2.4	Network Services

2.5	End User Computing

2.6	Application Development and Maintenance

3	Service Levels

3A	Service Levels Matrix

3B	Service Levels Definitions

3C	Critical Deliverables

3D	Service Level Outcome Examples

4	Pricing

4A	Pricing Forms

4B	Financial Responsibility/Asset Allocation Matrix

4C	Financial Base Case

4D	Resource Base Lines

4E	Billable Resource Category and Billable Resource Unit Definitions

4F	Technology Refresh

4G	Application Server Complexity Matrix

4H	Termination Charges

4I	Project Formation Process

4J	Pass-Through Expenses

4K	Applications Work Effort Measurement

4L	New Services Examples

4M	Treatment of ADM Services Under Agreement

5	Human Resource Provisions

5A	Affected Employees and Contractors

5B	Personnel Projection Matrix (including Directed Allegheny Employees)

5C	Employee Benefit Plans

5D	Allegheny Severance Plan

6A	Governance

6B	Policies and Procedures Manual

7	Sites: Allegheny Facilities, Allegheny Sites and Service Provider Facilities

8	Technical Architecture and Standards

9	Projects

10	Equipment Assets

11	Software Assets

12	Third Party Contracts

12A	Third Party Software

12B	Third Party Service Contracts

12C	Third Party Maintenance Contracts

12D	Managed Third Parties

13	Reports

14	Customer Satisfaction Survey

14A	Point of Service Survey

15	Business Continuity Plan

16	IT Disaster Recovery Plan

17	SAS 70 Type II Audit at Allegheny Sites

18	Reserved

19	Key Service Provider Personnel

20	Subcontractors

21	Acquired Assets

22A	Transition Plan

22B	ERP Transformation Plan

22C	IT Transformation Plan, IT Transformation Milestones

23	Termination Assistance Services

24	Reserved

25	Direct Allegheny Competitors

26	Allegheny Rules

27	Form of Certification

28	***

29	Third Party Materials Subject to Seat License Restrictions

30	Prepaid Services and Functions

31	Directed Allegheny Employees

32	Procurement Project Statement of Work

Exhibit 1: Form of Non-Disclosure Agreement
Exhibit 2: Form of Invoice
Exhibit 3: Form Source Code Escrow Agreement

3.	TERM

3.1	Initial Term.

The initial term of this Agreement shall commence as of 12:00:01 a.m., Eastern Time on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on December 31, 2012 (the “Term”), unless this Agreement is terminated as provided herein or extended as provided in Section 3.2 or 4.4(a)(2), in which case the Term shall end at 11:59:59 p.m., Eastern Time, on the effective date of such termination or the date to which this Agreement is extended.

3.2	Extension.

If Allegheny desires to renew this Agreement after the initial Term or any renewal Term, Allegheny shall provide written notice to Service Provider of its desire to do so at least one hundred twenty (120) days prior to the expiration of the Term. The Parties shall thereafter negotiate in good faith with respect to the terms and conditions upon which the Parties will renew this Agreement and thereafter execute such renewal. In the event the Parties are unable to reach agreement and execute such renewal at least sixty (60) days prior to the expiration of the Term, Allegheny may, at its sole option, extend the Term for up to two (2) extension periods of up to twelve (12) months, each on the terms and conditions then set forth in this Agreement, including applicable pricing and price adjustments specified in Schedule 4. No Termination Charges shall be applicable to any termination on or after the expiration of the initial eighty-eight (88) month Term, unless, during any such extension period, it becomes necessary for Service Provider to enter into new Third Party Contract commitments, in which case Termination Charges may be payable with regard to such contracts, as specified in Schedule 4H; provided that Service Provider notifies Allegheny in advance of such commitments and the associated costs, obtains Allegheny’s approval prior to incurring such costs, and uses commercially reasonable efforts to minimize such costs.

4.	SERVICES

4.1	Overview.

(a)	Services. Service Provider shall provide the Services to Allegheny, and, upon Allegheny’s request, to Eligible Recipients and Authorized Users designated by Allegheny. The Services shall consist of the following, as they may evolve during the Term or be supplemented, enhanced, modified or replaced:

(i)	The services, functions and responsibilities described in this Agreement and its Schedules and Attachments, which include the Technology and Business Process Evolution and the following:

(1)	the Transition Services, as described in Section 4.2 and Schedule 22A;

(2)	the Transformation Services, as described in Section 4.3 and Schedules 22B and 22C;

(3)	the Services, as further described in Schedule 2, including the Services comprising each Service Category and each Tower;

(4)	New Services, subject to the provisions of Section 11.5 ***;

(5)	the Termination Assistance Services, as described in Section 4.4 and Schedule 23.

(ii)	The services, functions and responsibilities related to the activities described in Schedule 2 that were performed during the twelve (12) months preceding the Commencement Date (and not discontinued during such twelve (12)-month period so that such discontinued services are not being performed on a recurring basis as of the Commencement Date) by Allegheny Personnel who were displaced or whose functions were displaced as a result of this Agreement (including, for the avoidance of doubt, those services, functions and responsibilities performed by Directed Allegheny Employees), even if the service, function, or responsibility is not specifically described in this Agreement (provided that, in the event of a direct conflict between Schedule 2 and the scope of services as described in this Section 4.1(a)(ii), this Section 4.1(a)(ii) shall not be construed as altering and/or superceding Schedule 2); and

(iii)	The related services, functions and responsibilities reflected in those categories of the Allegheny Base Case which Service Provider is assuming pursuant to this Agreement (provided, however, in the event of a direct conflict between Schedule 2 and the scope of services as described in this Section 4.1(a)(iii), this Section 4.1(a)(iii) shall not be construed as altering and/or superceding Schedule 2).

(b)	Commencement of Services. Service Provider shall commence providing the Services as follows:

(i)	in the case of the Transition Services and the Transformation Services, on the date stated in the applicable Transition Plan or Transformation Plan, respectively;

(ii)	in the case of the Services comprising Service Categories, on the Commencement Date; and

(iii)	in the case of Services comprising Projects, New Services and Termination Assistance Services, on the date determined in accordance with this Agreement.

(c)	Included Services. If any services, functions or responsibilities not specifically described in this Agreement are an inherent, necessary or customary part of the Services or are required for proper performance or provision of the Services in accordance with this Agreement, they shall be deemed to be included within the scope of the Services to be delivered for the Charges, as if such services, functions or responsibilities were specifically described in this Agreement.

(d)	Required Resources. Except as otherwise expressly provided in this Agreement, Service Provider shall be responsible for providing the facilities, personnel, Equipment, Software, technical knowledge, expertise and other resources necessary to provide the Services.

(e)	Service Provider Responsibility. Service Provider shall be responsible for the provision of the Services in accordance with this Agreement even if, by written agreement of the Parties, such Services are actually performed or dependent upon services performed by (i) Subcontractors, (ii) non-Service Provider Personnel, including Allegheny Personnel (subject to Section 10.2), or (iii) Managed Third Parties (except as otherwise provided in Section 6.9 or Schedule 12D).

4.2	Transition Services.

(a)	Transition. During the Transition Period, Service Provider shall perform the Transition Services and provide the deliverables described in the Transition Plan, which is attached to this Agreement as Schedule 22A. If any services, functions or responsibilities not specifically described in the Transition Plan are an inherent, necessary or customary part of the Transition Services or are required for the proper performance of the Transition Services in accordance with this Agreement, they shall be deemed to be included within the scope of the Transition Services to be delivered for the transition charges, as if such services, functions or responsibilities were specifically described in the Transition Plan. During the Transition Period, Allegheny will perform only those tasks which are designated to be Allegheny’s responsibility in the Transition Plan, and any services, functions or responsibilities that are an inherent, necessary or a customary part of the designated tasks. Unless otherwise agreed, Allegheny shall not incur any charges, fees or expenses payable to Service Provider or third parties in connection with the Transition Services, other than those charges, fees and expenses specified in Schedule 4 and those incurred by Allegheny in connection with its performance of tasks designated in the Transition Plan as Allegheny’s responsibility, and any services, functions or responsibilities that are an inherent, necessary or a customary part of the designated tasks. At Service Provider’s request or as specified in the Transition Plan, Allegheny shall provide reasonable cooperation to Service Provider in connection with its performance of the Transition Services, as contemplated in Section 10.1(b).

(b)	Initial Transition Plan. The initial Transition Plan is attached to this Agreement as Schedule 22A. During the thirty (30) days immediately following the Effective Date, Service Provider shall prepare and deliver to Allegheny a detailed Transition Plan for Allegheny’s review, comment and approval. The proposed detailed Transition Plan shall describe in greater detail the specific transition activities to be performed by Service Provider, but, unless otherwise agreed by Allegheny, shall be consistent in all respects with the initial Transition Plan, including the *** described therein. Service Provider shall address and resolve any questions or concerns Allegheny may have as to any aspect of the proposed detailed Transition Plan and incorporate any modifications, additions or deletions to such detailed Transition Plan reasonably requested by Allegheny. *** Once approved by Allegheny, the detailed Transition Plan shall be appended to and incorporated in this Agreement as part of Schedule 22A and shall supersede and replace the initial Transition Plan. Allegheny will not unreasonably withhold its approval of the detailed Transition Plan.

(c)	Contents of Transition Plan. The detailed Transition Plan shall identify, among other things, (i) the transition activities to be performed by Service Provider and the significant components and subcomponents of each such activity for each Eligible Recipient, (ii) the deliverables to be completed by Service Provider, (iii) the date(s) by which each such activity or deliverable is to be completed (the “Transition Milestones”), (iv) Service Provider’s plans for the hiring and long term retention of the Transitioned Employees consistent with the requirements of Schedules 5A and 5B, (v) a process and set of acceptance criteria for each milestone and deliverable, and standards acceptable to Allegheny to which Service Provider will adhere in the performance of the Transition Services and that will enable Allegheny to determine whether Service Provider has successfully completed the transition and the activities and deliverables associated with each Transition Milestone, including measurable success criteria by each Service Category and Tower that Service Provider must meet before further transitioning the portion of the work that failed to meet the success criteria and any work on which such failed portion depends, (vi) subject to Section 4.2(f), a process for Allegheny, after consultation with Service Provider, to delay all or any part of the transition if Allegheny determines that any part of the transition poses a risk or hazard to Allegheny’s or an Eligible Recipient’s business interests (without any increase in Service Provider’s Charges if Allegheny’s determination is based on Service Provider’s failure to satisfactorily perform its transition obligations,***), (vii) the contingency or risk mitigation strategies to be employed by Service Provider in the event of disruption or delay, (viii) any transition responsibilities to be performed or transition resources to be provided by Allegheny or the Eligible Recipients and (ix) a detailed work plan identifying the specific transition activities to be performed by Service Provider Personnel (at the individual or team level, as appropriate) on a weekly basis during the Transition Period. The Transition Plan also shall identify any related documents contemplated by the Agreement and/or required to effectuate the transition to be executed by the Parties.

(d)	Performance. Service Provider shall perform the Transition Services described in the Transition Plan in accordance with the timetable and the Transition Milestones set forth in the Transition Plan, and Allegheny reasonably shall cooperate with Service Provider to assist Service Provider in implementing the Transition Plan as contemplated in Section 4.2(a). Service Provider shall provide all cooperation and assistance reasonably required or requested by Allegheny in connection with Allegheny’s evaluation or testing of the deliverables set forth in the Transition Plan. Service Provider shall perform the Transition Services in a manner that will not (i) disrupt or have an unnecessary adverse impact on the business or operations of Allegheny or the Eligible Recipients, (ii) degrade the Services then being received by Allegheny or the Eligible Recipients, or (iii) disrupt or interfere with the ability of Allegheny or the Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in the Transition Plan. Prior to undertaking any transition activity, Service Provider shall discuss with Allegheny all known Allegheny-specific material risks and shall not proceed with such activity until Allegheny is reasonably satisfied with the plans with regard to such risks (provided that, neither Service Provider’s disclosure of any such risks to Allegheny, nor Allegheny’s acquiescence in Service Provider’s plans, shall operate or be construed as limiting Service Provider’s responsibilities under this Agreement). Service Provider shall identify and resolve, with Allegheny’s reasonable assistance, any problems that may impede or delay the timely completion of each task in the Transition Plan that is Service Provider’s responsibility and shall use commercially reasonable efforts to assist Allegheny with the resolution of any problems that may impede or delay the timely completion of each task in the Transition Plan that is Allegheny’s responsibility.

(e)	Reports. Service Provider shall meet at least weekly with Allegheny to report on its progress in performing its responsibilities and meeting the timetable set forth in the Transition Plan. Service Provider also shall provide written reports to Allegheny at least weekly regarding such matters, and shall provide oral reports more frequently if reasonably requested by Allegheny. Promptly upon receiving any information indicating that Service Provider may not perform its responsibilities or meet the timetable or Transition Milestones set forth in the Transition Plan, Service Provider shall notify Allegheny in writing of material delays and shall identify for Allegheny’s consideration and approval specific measures to address such delay and mitigate the risks associated therewith.

(f)	Suspension or Delay of Transition Activities. Allegheny reserves the right, in its sole discretion and subject to the Change Control Procedures, to suspend or delay the performance of the Transition Services and/or the transition of all or any part of the Services. ***

(g)	Failure to Meet Transition Milestones. The Parties acknowledge and agree that the Transition Plan specifies various Transition Milestones by which Transition activities and/or deliverables are to be completed. Service Provider recognizes that its failure to meet the Transition Milestones may have a material adverse impact on the business and operations of Allegheny and the Eligible Recipients and that the damages resulting from Service Provider’s failure to meet such Transition Milestones are not capable of precise determination. *** Neither the transition nor the activities and deliverables associated with individual Transition Milestones shall be deemed complete until the Parties have mutually determined that Service Provider has successfully completed them in accordance with the process and standards identified in the Transition Plan.

(h)	Termination for Cause. Allegheny may terminate the Term for cause if (i) Service Provider fails to comply with its obligations with respect to the provision of Transition Services and such failure causes or will cause a material disruption to or otherwise has or will have a material adverse impact on the operations or businesses of Allegheny or the Eligible Recipients, and, in the case of a failure that will have a material adverse impact that has not yet occurred, Service Provider fails to cure such failure within fifteen (15) days after its receipt of notice of such failure or, in the case of a failure that has caused a material adverse impact, Service Provider fails to cure such failure within five (5) days after its receipt of notice of such failure, (ii) Service Provider materially breaches its obligations with respect to the provision of Transition Services and fails to cure such breach within fifteen (15) days after its receipt of notice, or (iii) Service Provider fails to meet a Transition Milestone and such failure constitutes a material breach of this Agreement and Service Provider fails to cure such breach within fifteen (15) days after its receipt of notice. In addition, unless otherwise agreed, if Service Provider fails to meet the Transition Milestone for the completion of the transition of all Services to Service Provider by more than sixty (60) days, Allegheny may terminate the Term for cause without requirement of notice or opportunity to cure. In all such events, subject to Section 18.3, Allegheny may recover the damages suffered by Allegheny or the Eligible Recipients in connection with such a termination, ***

4.3	Transformation Services.

(a)	Transformation. Without limiting any of Service Provider’s other obligations hereunder with respect to Technology and Business Process Evolution, Service Provider shall perform the transformational activities and implement the technology and other changes described in the Transformation Plan attached to this Agreement as Schedules 22B and 22C. If any services, functions or responsibilities not specifically described in the Transformation Plan are an inherent, necessary or customary part of the Transformation Services or are required for proper performance or provision of the Transformation Services or the completion of the changes described in the Transformation Plan in accordance with this Agreement, they shall be deemed to be included within the scope of the Transformation Services to be delivered without additional charge, as if such services, functions or responsibilities were specifically described in the Transformation Plan. During the period in which the Transformation Plan is scheduled to be implemented, Allegheny will perform only those tasks that are designated to be Allegheny’s responsibility in the Transformation Plan, and any services, functions or responsibilities that are an inherent, necessary or customary part of the designated tasks. Unless otherwise agreed in writing, Allegheny shall not incur any charges, fees or expenses payable to Service Provider or third parties in connection with the transformation, other than those charges, fees and expenses specified in Schedule 4 and those incurred by Allegheny (including third party contractors engaged by Allegheny) in connection with its performance of tasks designated in the applicable Transformation Plan as Allegheny’s responsibility, and any services, functions or responsibilities that are an inherent, necessary or a customary part of the designated tasks. At Service Provider’s request or as specified in the applicable Transformation Plan, Allegheny shall provide reasonable cooperation to Service Provider in connection with its performance of the Transformation Services.

(b)	Initial Transformation Plans. The initial Transformation Plans are attached to this Agreement as Schedules 22B and 22C. Within forty five (45) days after the Effective Date, Service Provider shall prepare and deliver to Allegheny a detailed Transformation Plan with respect to the transformation activities described in Schedule 22C for Allegheny’s review, comment and approval. The timing for providing a more detailed plan with respect to the ERP Transformation Project described in Schedule 22B is set forth in that schedule. The proposed detailed Transformation Plans shall describe in greater detail the specific transformational activities to be performed by Service Provider, but, unless otherwise agreed by Allegheny, shall be consistent in all respects with the initial Transformation Plans, including the activities, deliverables, Transformation Milestones and Deliverable Credits described therein. Service Provider shall address and resolve any questions or concerns Allegheny may have as to any aspect of the proposed detailed Transformation Plans and incorporate any modifications, additions or deletions to such detailed Transformation Plans reasonably requested by Allegheny. The Parties acknowledge that changes in the scope of the ERP Transformation Project may be subject to changes in the price for that Project, as provided in Schedule 22B. ***. Once approved by Allegheny, the detailed Transformation Plans shall be appended to and incorporated in this Agreement as the corresponding Schedule 22B or 22C and, where applicable, shall supersede and replace the corresponding initial Transformation Plan. Allegheny will not unreasonably withhold its approval of the detailed Transformation Plans.

(c)	Contents of Transformation Plans. The Transformation Plans shall identify, among other things, (i) the transformational activities to be performed by the Service Provider and the changes in technology and business processes to be implemented by Service Provider, (ii) the date(s) by which each such activity or implementation is to be completed (“Transformation Milestones”), (iii) a process and acceptance criteria for each milestone and deliverable, and set of standards acceptable to Allegheny to which Service Provider will adhere in the performance of the transformation and that will enable Allegheny to determine whether Service Provider has successfully completed the transformation and the activities and deliverables associated with each Transformation Milestone, including measurable success criteria by each Service Category and Tower that Service Provider must meet before further transforming the portion of the work that failed to meet the success criteria and any work on which such failed portion depends, (iv) a process for Allegheny, after consultation with Service Provider, to delay Service Provider from proceeding with any part of the transformation, either current or future plans, or altering the timing for implementation of parts of the transformation, if Allegheny determines that any part of the transformation poses a risk or hazard to Allegheny’s or an Eligible Recipient’s business interests (without any increase in Service Provider’s Charges if Allegheny’s determination is based on (A) Service Provider’s failure to satisfactorily perform its transformation obligations, ***, or (B) risks that arise from implementation of the Transformation Plans, ***), (v) the contingency or risk mitigation strategies to be employed by Service Provider in the event of disruption or delay, and (vi) any transformational activities to be performed by Allegheny or the Eligible Recipients. If, pursuant to the process described in clause (iv) above, Allegheny decides to delay Service Provider from proceeding with any part of the transformation or altering the timing for implementation of parts of the transformation, ***.

(d)	Implementation Plan. During the Term, at least thirty (30) days before the end of each calendar year during the Term, Service Provider shall deliver to Allegheny for Allegheny’s review, comment and approval a detailed plan for the implementation of transformational activities for the succeeding calendar year. In addition, Service Provider shall deliver to Allegheny, at least thirty (30) days before the end of each calendar quarter during the first twelve (12) months of the Term, a detailed plan, consistent with the annual plan, for the implementation of transformational activities that will be taking place during the succeeding quarter, for Allegheny’s review, comment and approval. Such implementation plan shall be based on and consistent with Schedules 22B and 22C, and shall identify each transformational activity to be performed by Service Provider Personnel, and the acceptance testing and review process for the changes being implemented. If approved by Allegheny, in its sole discretion (other than with respect to matters described in the initial Transformation Plans attached as Schedules 22B and 22C, which matters shall be deemed approved subject to subsequent modification as agreed by the Parties), each such plan for each calendar year shall become a part of the corresponding Transformation Plan and be incorporated in Schedules 22B or 22C, as applicable.

(e)	Performance. Service Provider shall perform the Transformation Services and implement the Transformation Plans in accordance with the timetable and Transformation Milestones set forth in the Transformation Plans, and Allegheny reasonably shall cooperate with Service Provider to assist Service Provider in implementing the Transformation Plans. Service Provider shall provide all cooperation and assistance reasonably required or requested by Allegheny in connection with Allegheny’s evaluation or testing of the deliverables resulting from implementation of the Transformation Plans. Service Provider shall implement the Transformation Plans in a manner that will not (i) disrupt or have an unnecessary adverse impact on the business or operations of Allegheny or the Eligible Recipients, (ii) degrade the Services then being received by them, or (iii) interfere with their ability to obtain the full benefit of the Services, except as may be otherwise provided in the applicable Transformation Plan. Prior to undertaking any transformation activity, Service Provider shall discuss with Allegheny all known Allegheny-specific material risks and shall not proceed with such activity until Allegheny is reasonably satisfied with the plans with regard to such risks (provided that, neither Service Provider’s disclosure of any such risks to Allegheny nor Allegheny’s acquiescence in Service Provider’s plans shall operate or be construed as limiting Service Provider’s responsibilities under this Agreement). Service Provider shall identify and resolve, with Allegheny’s reasonable assistance, any problems that may impede or delay the timely completion of any phase of the Transformation Plans.

(f)	Failure to Meet Transformation Milestones.

(i)	The Parties acknowledge and agree that the Transformation Plans specify various Transformation Milestones by which transformational activities and/or deliverables are to be completed. Service Provider recognizes that its failure to meet the Transformation Milestones may have a material adverse impact on the business and operations of Allegheny and the Eligible Recipients and that the damages resulting from Service Provider’s failure to meet such Transformation Milestones are not capable of precise determination. ***

(ii)	Neither the transformation nor the activities and deliverables associated with individual Transformation Milestones shall be deemed complete until the Parties have mutually determined that Service Provider has successfully completed them in accordance with the process and standards identified in the Transformation Plans.

4.4	Termination Assistance Services.

(a)	Availability. As part of the Services, and for the Charges set forth in Section 4.4(b)(8) and Schedule 4, Service Provider shall provide to Allegheny, the Eligible Recipients and/or their designee(s) the Termination Assistance Services described in Section 4.4(b) and Schedule 23.

(1)	Period of Provision. Service Provider shall provide such Termination Assistance Services to Allegheny and the Eligible Recipients, or their designee(s) (i) commencing upon the date specified in reasonable prior written notice from Allegheny, which date may be up to six (6) months prior to the expiration of the Term or on such earlier date as Allegheny may request and continuing for the period of time requested by Allegheny in its notice to Service Provider, which may be up to twelve (12) months following the effective date of the expiration of the Term (as such Term may be extended pursuant to Section 3.2), (ii) commencing upon any notice of termination (including notice based upon breach or default by Allegheny, breach or default by Service Provider, or termination in whole or in part for convenience by Allegheny) of the Term with respect to all or any part of the Services, and continuing for the period of time requested by Allegheny in its notice to Service Provider, which may be up to twelve (12) months following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services to an Eligible Recipient no longer Controlled by Allegheny and continuing for the period of time requested by Allegheny in its notice to Service Provider, which may be up to twelve (12) months following the effective date of such termination.

(2)	Extension of Termination Effective Date. Allegheny may elect, upon forty-five (45) days’ prior notice, to extend the effective date of any expiration or termination of all or part of the Services and/or Termination Assistance Services, in its sole discretion, provided that the total of all such extensions will not exceed one hundred and eighty (180) days following the originally specified effective date of such expiration or termination without Service Provider’s prior written consent. If Allegheny provides less than forty-five (45) days’ prior notice of an extension, Service Provider shall nonetheless use commercially reasonable efforts to comply with Allegheny’s request and provide the requested Services and/or Termination Assistance Services.

(3)	Extension of Termination Assistance Services. As part of the Termination Assistance Services, for a period of twelve (12) months following the applicable expiration or termination date, Service Provider shall provide to the Eligible Recipient(s), under the terms and conditions of this Agreement, at Allegheny’s request in a written notice provided to Service Provider at least forty-five (45) days in advance of such expiration or termination date, any or all of the Services being performed by Service Provider prior to such expiration or termination date, including those Services described in Article 4 and Schedule 2; provided that Allegheny may extend the period for the provision of such Services for up to an additional one hundred eighty (180) days in accordance with Section 4.4(a)(2). To the extent Allegheny requests such Services, Allegheny will pay Service Provider the Charges specified in Schedule 4 that Allegheny would have been obligated to pay Service Provider for such Services if this Agreement had not yet expired or been terminated. To the extent Allegheny requests a portion (but not all) of the Services included in a particular Charge, the amount to be paid by Allegheny will be equitably adjusted by the amount attributable to the portion of the Services that Service Provider will not be providing or performing.

(4)	Firm Commitment. Service Provider shall provide Termination Assistance Services to Allegheny and the Eligible Recipients, or their designee(s) regardless of the reason for the expiration or termination of the Term; provided, if this Agreement is terminated by Service Provider under Section 20.1(b) for failure to pay undisputed amounts, Service Provider may require payment by Allegheny in advance for Termination Assistance Services to be provided or performed under this Section 4.4. At Allegheny’s request, Service Provider shall provide Termination Assistance Services directly to an Eligible Recipient or an Entity acquiring Control of an Eligible Recipient; provided that, unless otherwise agreed by the Parties, all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

(5)	Performance. All such Termination Assistance Services shall be provided subject to and in accordance with the terms and conditions of this Agreement. Service Provider shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it provided and was required to provide with respect to the same or similar Services during the Term. The quality and level of performance of the Termination Assistance Services provided by Service Provider, following the expiration or termination of the Term as to all or part of the Services or Service Provider’s receipt of a notice of termination or non-renewal, shall continue to meet or exceed the Service Levels and shall not be degraded or deficient in any respect. *** Service Provider Personnel (including all Key Service Provider Personnel) reasonably considered by Allegheny to be critical to the performance of the Services and Termination Assistance Services shall be retained on the Allegheny account through the completion of all relevant Termination Assistance Services.

(b)	Scope of Termination Assistance Service. As part of the Termination Assistance Services, Service Provider will timely transfer the control and responsibility for all Services previously performed by or for Service Provider to Allegheny, the Eligible Recipients and/or their designee(s) by the execution of any documents reasonably necessary to effect such transfers. Additionally, Service Provider shall provide any and all reasonable assistance requested by Allegheny to allow, among other things:

(i)	the Systems and processes associated with the Services to operate efficiently;

(ii)	the Services to continue without interruption or adverse effect; and

(iii)	the orderly transfer of the Services to Allegheny, the Eligible Recipients and/or their designee(s).

The Termination Assistance Services shall include, as requested by Allegheny, the Services, functions and responsibilities set forth on Schedule 23. In addition, in connection with such termination or expiration, Service Provider will provide the following assistance and Services at Allegheny’s direction:

(1)	General Support. Service Provider shall (i) assist Allegheny, an Eligible Recipient and/or their designee(s) in developing a written transition plan for the transition of the Services to Allegheny, such Eligible Recipient, or their designee(s), which plan shall include (as requested by Allegheny) capacity planning, business process planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by Allegheny, an Eligible Recipient and/or their designee(s) in the use of any business processes or associated Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services, (iv) provide Allegheny a catalog of all business processes, Software, Allegheny Data, Equipment, Materials, Third Party Contracts and tools used to provide the Services, (v) provide machine readable and printed listings and associated documentation for source code for Software owned by Allegheny and source code to which Allegheny is entitled under this Agreement and assist in its re-configuration, (vi) analyze and report on the space required for the Allegheny Data and the Software needed to provide the Services, (vii) assist in the execution of a parallel operation, data migration and testing process until the successful completion of the transition to Allegheny, an Eligible Recipient and/or their designee(s), (viii) create and provide copies of the Allegheny Data in the format and on the media reasonably requested by Allegheny, an Eligible Recipient and/or their designee(s), (ix) provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by Allegheny, an Eligible Recipient and/or their designee(s), and (x) provide other technical assistance as requested by Allegheny, an Eligible Recipient and/or their designee(s).

(2)	Hiring.

(i)	Allegheny, the Eligible Recipients and/or their designee(s) shall be permitted to undertake, without interference from Service Provider, Service Provider Subcontractors or Service Provider Affiliates (including counter-offers, other than for up to six (6) Service Provider contract delivery executives identified by Service Provider, to whom Service Provider desires to make counter-offers), to hire, effective after the later of the expiration or termination of the applicable Services or completion of any Termination Assistance Services requested under Section 4.4, any Service Provider Personnel primarily dedicated (e.g., 80% of such individual’s working hours) to the performance of the Services within the twelve (12)-month period prior to the expiration or termination of the applicable Services. Service Provider shall waive, and shall cause its Subcontractors and Affiliates to waive, their rights, if any, under contracts with such personnel restricting the ability of such personnel to be recruited or hired by Allegheny, the Eligible Recipients and/or their designee(s). Service Provider shall provide Allegheny, the Eligible Recipients and/or their designee(s) with reasonable assistance in their efforts to hire such Service Provider Personnel, and shall give Allegheny, the Eligible Recipients and/or their designee(s) reasonable access to such Service Provider Personnel for interviews, evaluations and recruitment. Allegheny shall endeavor to conduct the above-described hiring activity in a manner that is not unnecessarily disruptive of the performance by Service Provider of its obligations under this Agreement. The prohibition on counter-offers set forth in this Section shall not prevent Service Provider from making ordinary payments to any Service Provide Personnel pursuant to the then-existing base salary and variable compensation plans for such personnel.

(ii)	Promptly upon Allegheny providing notice for provision of Termination Assistance Services pursuant to Section 4.4(a)(1), Service Provider shall provide to Allegheny a list, organized by country, of the Service Provider Personnel who are eligible for solicitation for employment pursuant to this Section 4.4(b)(2). Subject to applicable Data Privacy Laws, such list shall specify each such Service Provider Personnel’s job title and annual rate of pay.

(3)	Software. To the extent provided in Section 14.6, and subject to Section 6.4(c), Service Provider shall provide, and hereby grants to Allegheny (with a right to sublicense to the Eligible Recipients and/or Allegheny’s designee), a license, sublicense and/or other rights to the Software and other Materials used by Service Provider, Service Provider Affiliates or Subcontractors in performing the Services or provided to Allegheny, any Eligible Recipient or Allegheny Third Party Contractor by Service Provider, Service Provider Affiliates or Subcontractors in connection with the Services ***, including where expressly provided in Section 14.6, a copy of all source code, object code and documentation related to such Software or other Materials in the form then in the possession of Service Provider, or in such other form as may be mutually agreed. After Service Provider provides such Software and other Materials to Allegheny, Service Provider has no obligation to maintain or support such Software and other Materials, except as otherwise provided in Section 14.6(b)(iii) or any applicable warranty pursuant to Section 15.4(c) for the duration of such warranty.

(4)	Equipment. Subject to Section 6.4(c), Allegheny, the Eligible Recipients and/or their designee(s) shall have the right (but not the obligation) to purchase, or assume the lease for, any Equipment (including the Acquired Assets) owned or leased by Service Provider that is primarily used by Service Provider, Service Provider Subcontractors or Service Provider Affiliates to perform the Services. Such Equipment shall be transferred in good working condition, reasonable wear and tear excepted, as used by Service Provider as of the expiration or termination date or the completion of any Services requiring such Equipment requested by Allegheny under Section 4.4, whichever is later. Service Provider shall maintain such Equipment for which Service Provider has operational responsibility pursuant to Schedule 2 or Schedule 4B through the date of transfer so as to be eligible for the applicable manufacturer’s maintenance program at no additional charge to Allegheny, so long as Allegheny’s written instructions to Service Provider under this Agreement regarding such Equipment have not voided the applicable manufacturer’s maintenance program (provided that Service Provider has notified Allegheny in writing in advance that Allegheny’s instructions will void the applicable manufacturer’s maintenance program and Allegheny acknowledges such fact in such written instructions) and such maintenance program is then-available. In the case of Service Provider-owned equipment, Service Provider shall grant to Allegheny, the Eligible Recipients and/or their designee(s) a warranty of title and a warranty that such Equipment is free and clear of all liens and encumbrances. Such conveyance by Service Provider to Allegheny, the Eligible Recipients and/or their designee(s) shall be at ***. At Allegheny’s request, the Parties shall negotiate in good faith and agree upon the form and structure of the purchase. In the case of leased Equipment, Service Provider shall (i) represent and warrant that the lease is not in default, (ii) represent and warrant that all payments thereunder have been made through the date of transfer, and (iii) notify Allegheny of any lessor defaults of which it is aware at the time.

(5)	Allegheny Facilities, Equipment and Software. Service Provider shall vacate the Allegheny Facilities and return to Allegheny, if not previously returned, any Allegheny-owned or leased Equipment, Allegheny Owned Software and Allegheny licensed Software, in a condition at least as good as the condition when made available to Service Provider, ordinary wear and tear excepted. Such Allegheny Facilities, Equipment and Software shall be vacated and returned at the expiration or termination date or the completion of any Services requiring such Allegheny Facilities, Equipment and Software requested by Allegheny under Section 4.4, whichever is later.

(6)	Service Provider Subcontracts and Third Party Contracts. Service Provider shall inform Allegheny of all subcontracts or Third Party Contracts primarily used by Service Provider, Service Provider Subcontractors or Service Provider Affiliates to perform the Services. Subject to Sections 6.4(c), Service Provider shall, at Allegheny’s request, cause any such Subcontractors, Service Provider Affiliates or third party contractors to permit Allegheny, the Eligible Recipients and/or their designee(s) to assume prospectively any or all such contracts or to enter into new contracts with Allegheny, the Eligible Recipients and/or their designees on substantially the same terms and conditions, including price. Service Provider shall so assign the designated subcontracts and Third Party Contracts to Allegheny, the Eligible Recipients and/or their designee(s) as of the expiration or termination date or the completion of any Termination Assistance Services requiring such subcontracts or Third Party Contracts requested by Allegheny under Section 4.4, whichever is later. There shall be no charge or fee imposed on Allegheny, the Eligible Recipients and/or their designee(s) by Service Provider or its Subcontractors, Affiliates or third party contractors for such assignment. Service Provider shall (i) represent and warrant that it is not in default under such subcontracts and Third Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current, and (iii) notify Allegheny of any Subcontractor’s or third party contractor’s default with respect to such subcontracts and Third Party Contracts of which it is aware at the time.

(7)	Other Subcontracts and Third Party Contracts. In addition to its obligations under Section 4.4(b)(6), Service Provider shall make available to Allegheny, the Eligible Recipients and/or their designee(s), pursuant to reasonable terms and conditions, any Subcontractor or third party services then being utilized by

Service Provider in the performance of the Services. Service Provider shall retain the right to utilize any such Subcontractor or third party services in connection with the performance of services for any other Service Provider customer. Allegheny and the Eligible Recipients shall retain the right to contract directly with any Subcontractor or third party previously utilized by Service Provider to perform any Services or to assume Service Provider’s contract with such Subcontractor or third party to the extent provided in Section 4.4(b)(6).

(8)	Rates and Charges. Except as provided in this Section 4.4(b)(8) and Section 4.4(b)(9), if Allegheny requests that Service Provider provide or perform Termination Assistance Services in accordance with this Agreement, Allegheny shall pay Service Provider the rates and charges specified in Schedule 4 for the additional Service Provider Personnel or resources required to perform such Termination Assistance Services. To the extent rates and charges for such Service Provider Personnel or resources are not specified in Schedule 4, Allegheny shall pay Service Provider ***. To the extent the Termination Assistance Services requested by Allegheny can be provided by Service Provider using personnel and resources already assigned to Allegheny to provide the Services or Allegheny agrees to reprioritize the Services in accordance with the following sentence, there will be no additional charge to Allegheny for such Termination Assistance Services. If the Termination Assistance Services requested by Allegheny cannot be provided by Service Provider using personnel and resources then assigned to Allegheny, Allegheny, in its sole discretion, may forego or delay any work activities or temporarily or permanently adjust the work to be performed by Service Provider, the schedules associated therewith or the Service Levels to permit the performance of such Termination Assistance Services using such personnel or resources already assigned to perform the Services.

(9)	Proprietary Communications Network. The Parties recognize that, as of the Commencement Date, the Services do not include a proprietary communications network. If Service Provider later uses a proprietary communications network to provide Services to Allegheny or the Eligible Recipients, then for a period of up to two (2) years following the expiration or termination date, Allegheny may request that Service Provider continue to provide such proprietary communications network and other network Services at the rates, and subject to the terms and conditions, set forth in this Agreement.

(c)	Resources. Service Provider shall ensure that, at all times during the Term, on forty-five (45) days’ notice, it is able to deploy all necessary resources to perform Termination Assistance Services in accordance with this Section 4.4.

(d)	Survival of Terms. This Section 4.4 shall survive termination or expiration of the Term.

4.5	Use of Third Parties.

(a)	Right of Use. Nothing in this Agreement shall be construed as a requirements contract, and notwithstanding anything to the contrary contained herein, this Agreement shall not be interpreted to prevent Allegheny or any Eligible Recipient from obtaining from third parties (each, an “Allegheny Third Party Contractor”), or providing to itself, any or all of the Services or any other services. Nor shall anything in this Agreement be construed or interpreted as limiting Allegheny’s right or ability during the Term to change the requirements of Allegheny or the Eligible Recipients, move parts of Service Categories or Towers in and out of scope, add or delete Eligible Recipients or to increase or decrease its demand for Services. To the extent Allegheny or an Eligible Recipient obtains from Allegheny Third Party Contractors, or provides to itself, any of the Services, the amount to be paid to Service Provider by Allegheny will be adjusted downward, subject to Schedule 4, to account for the portion of the Services that Service Provider will not be providing or performing. Similarly, to the extent Allegheny adds or deletes Eligible Recipients or increases or decreases its demand for Services, the amount to be paid to Service Provider by Allegheny will be adjusted in accordance with Schedule 4 and the rates specified therein. ***Increases or reductions of any Billable Resource Unit will be subject to the ARC/RRC methodology in Schedule 4.

(b)	Service Provider Cooperation. Service Provider shall fully cooperate with and work in good faith with Allegheny or Allegheny Third Party Contractors as described in Schedule 2 or as reasonably requested by Allegheny and at no additional charge to Allegheny. Such cooperation may include: (i) timely providing access to any facilities being used to provide the Services, as necessary for Allegheny Personnel or Allegheny Third Party Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software and/or Systems to the extent necessary and appropriate for Allegheny Personnel or Allegheny Third Party Contractors to perform the work assigned to them; (iii) timely providing reasonable written requirements, standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Service Provider in connection with the Services; (iv) ensuring that there is no degradation in the provision of the Services caused by the adjustments made by Service Provider in transferring Services to a third party, Allegheny or an Eligible Recipient; and (v) any other cooperation or assistance reasonably necessary for Allegheny Personnel or Allegheny Third Party Contractors to perform the work in question. Allegheny Personnel and Allegheny Third Party Contractors shall comply with Service Provider’s reasonable security and confidentiality requirements, and shall, to the extent performing work on Software, Equipment or Systems for which Service Provider has operational responsibility, comply with Service Provider’s reasonable standards, methodologies, and procedures, in order to avoid disclosure of or access to any information of any other customer of Service Provider.

(c)	Notice by Service Provider. Service Provider shall expeditiously notify Allegheny when it becomes aware that an act or omission of an Allegheny Third Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts, using existing Service Provider Personnel assigned to perform the Services, to work with Allegheny, the Eligible Recipients and the Allegheny Third Party Contractor to prevent or circumvent such problem or delay; provided, that the Parties acknowledge and agree that Service Provider has no responsibility for the work of Allegheny Third Party Contractors or any delays therein or problems therewith, unless and to the extent Service Provider or its Affiliates or Subcontractors are responsible for managing such third parties or have caused such problems or delays. Service Provider shall cooperate with Allegheny, the Eligible Recipients and Allegheny Third Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by Allegheny, the Eligible Recipients or Allegheny Third Party Contractors. Any notification provided by Service Provider in accordance with this Section 4.5(c) shall not excuse Service Provider from the performance of any of its obligations under this Agreement.

4.6	Projects.

(a)	Procedures and Performance. Service Provider shall perform Projects requested and approved by Allegheny (including in accordance with the Project formation process described in Schedule 4I) as part of the Services and in accordance with the charging methodology set forth in Schedule 4. The Projects underway as of the Effective Date are specified in Schedule 9. A “Project” is a discrete unit of non-recurring work that is not an inherent, necessary or customary part of the day–to-day Services, and is not required to be performed by Service Provider to meet the existing Service Levels (other than Service Levels related to Project performance). A Project may consist of or include work that would otherwise be treated as New Services. The Service Provider Personnel assigned to perform such Projects shall possess the training, education, experience, competence and skill to perform such work. Service Provider shall utilize personnel not assigned permanently to the Allegheny account as and to the extent necessary to perform the work in question and meet the agreed Project schedule. The Allegheny Contract Executive or his or her designee shall request, define and set the priority for such Projects.

(b)	Project Proposals. As required by this Agreement (including Schedule 4I), Service Provider shall prepare a Project proposal in accordance with the applicable requirements of Section 11.5(a) prior to beginning such Project. Allegheny may accept or reject such Project proposal in its sole discretion. The hours expended by Service Provider in preparing proposals or plans or reporting on the status of such Projects shall be included in the Monthly Base Charges *** If Supplier believes that Allegheny is requesting an unreasonable number of Project proposals then Supplier shall notify Allegheny and Allegheny will review and take appropriate action to limit the number of such proposal requests.

4.7	Additional Work or Reprioritization.

***, the Allegheny Contract Executive or his or her designee may identify new or additional work activities to be performed by Service Provider Personnel (including work activities that would otherwise be treated as New Services) or reprioritize or reset the schedule for existing Projects or other Services to be performed by such Service Provider Personnel. Unless otherwise agreed, Allegheny shall incur no additional charges for the performance of such work activities by Service Provider Personnel then assigned to Allegheny. Service Provider shall use reasonable efforts to perform such work activities without impacting the established schedule for other tasks or the performance of the Services in accordance with the Service Levels. If it is not possible to avoid such an impact, Service Provider shall notify Allegheny of the anticipated impact and obtain its consent prior to proceeding with such work activities. Allegheny, in its sole discretion, may forego or delay such work activities or temporarily adjust the work to be performed by Service Provider, the schedules associated therewith or the Service Levels to permit the performance by Service Provider of such work activities.

5.	REQUIRED CONSENTS

5.1	Service Provider Responsibility.

***, Service Provider shall undertake all administrative activities necessary to obtain all Required Consents. At Service Provider’s request, Allegheny will cooperate with Service Provider in obtaining the Required Consents by executing appropriate Allegheny-approved written communications and other documents prepared or provided by Service Provider. Allegheny acknowledges that, in those instances where Allegheny is the contracting party or licensee, Allegheny will make such contacts as may be reasonably requested in writing by Service Provider. With Allegheny’s approval, Service Provider shall exercise for the benefit of Allegheny and the Eligible Recipients any rights Service Provider has to utilize or transfer license rights or other applicable rights under Service Provider’s existing third party licenses, leases or contracts, and the Parties shall cooperate in minimizing or eliminating any costs associated therewith.

5.2	Financial Responsibility.

*** shall pay all transfer, re-licensing or termination fees or expenses associated with obtaining any Required Consents or terminating any licenses or agreements as to which Service Provider is unable to obtain such Required Consents with Allegheny’s assistance as described in this Article 5. *** will cooperate with *** in good faith to minimize such fees and expenses.

5.3	Contingent Arrangements.

If, despite using commercially reasonable efforts, *** is unable to obtain a Required Consent with *** assistance as provided in this Article 5, with respect to Allegheny-licensed Third Party Software, Service Provider shall, at Allegheny’s option and with Allegheny’s consent, (i) replace the Allegheny license for such Third Party Software with a Service Provider license, (ii) replace such Third Party Software with other Software offering equivalent features and functionality, or (iii) secure the right to manage the Allegheny licensed Third Party Software on behalf of Allegheny. If, despite using commercially reasonable efforts, Service Provider, with Allegheny’s assistance, is unable to obtain a Required Consent with respect to any other Allegheny Third Party Contract, then, unless and until such Required Consent is obtained, Service Provider shall manage such Third Party Contract on Allegheny’s behalf and perform all obligations and enforce all rights under such Third Party Contract as if Service Provider were a party to the agreement in Allegheny’s place. If, despite using commercially reasonable efforts, management of such Third Party Contract is not legally or contractually possible or Service Provider, with Allegheny’s assistance, is unable to obtain any other Required Consent, Service Provider shall use commercially reasonable efforts to determine and adopt, subject to Allegheny’s prior approval, such alternative approaches as are necessary and sufficient to provide the Services without such Required Consent. If such alternative approaches are required for a period longer than one hundred twenty (120) days following the Commencement Date, the Parties will equitably adjust the terms and reduce the prices specified in this Agreement to reflect any additional costs being incurred by Allegheny and any Services not being received by Allegheny and the Eligible Recipients. In addition, if Service Provider, with Allegheny’s assistance, fails to obtain any Required Consent within one hundred twenty (120) days after the Commencement Date and such failure has a material adverse impact on the use or enjoyment of such Services by Allegheny or the Eligible Recipients, Allegheny may terminate any affected portions of this Agreement or affected Service Category without payment of any Termination Charges. Except as otherwise expressly provided herein, the failure to obtain any Required Consent shall not relieve Service Provider of its obligations under this Agreement and Service Provider shall not be entitled to any additional compensation or reimbursement amounts in connection with obtaining or failing to obtain any Required Consent or implementing any alternative approach.

6.	FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES

6.1	Service Facilities.

(a)	Service Facilities. The Services shall be provided at or from (i) the Allegheny Facilities described on Schedule 7, (ii) the Service Provider Facilities described on Schedule 7, or (iii) any other service location requested by Service Provider and approved by Allegheny. Service Provider shall obtain Allegheny’s prior approval for any proposed relocation by Service Provider, its Affiliates or Subcontractors of the provision of a Service to a new or different Service Provider Facility. In deciding whether or not to approve a location, Allegheny may consider, among other factors, (1) whether the disaster recovery aspects of the location are satisfactory, (2) the need to be able to have infrastructure readily available to Allegheny, (3) regulatory or security restrictions or requirements, (4) restrictions or requirements under applicable Laws, (5) any potential negative impact on the Service Levels, (6) the potential impact of transitional related activities on Allegheny’s business and internal resources, and (7) any additional logistical, financial or strategic implications for Allegheny. Allegheny acknowledges and has approved the Service Provider Facilities set forth on Schedule 7 as of the Effective Date for the provision of the Services and scope thereof described therein. Service Provider shall be financially responsible for all additional costs, Service Taxes and expenses related to or resulting from any Service Provider-initiated relocation to a new or different Service Provider Facility, including any costs or expenses incurred or experienced by Allegheny or any Eligible Recipient as a result of such relocation, excluding recurring telecommunications related taxes, fees, and surcharges for which Allegheny is financially responsible under Schedule 4B.

(b)	Allegheny Facilities. Allegheny shall provide Service Provider with the use of and access to the Allegheny Facilities (or equivalent space) described in Schedule 7 (as such space may be expanded if necessary and as determined by mutual written agreement of the Parties) for the periods specified therein solely as necessary for Service Provider to perform its obligations under this Agreement. All Allegheny-owned or leased assets provided for the use of Service Provider under this Agreement shall remain in Allegheny Facilities unless Allegheny otherwise agrees. In addition, all improvements or modifications to Allegheny Facilities requested by Service Provider shall be (i) subject to review and approval in advance by Allegheny, (ii) in strict compliance with Allegheny’s then-current policies, standards, rules and procedures, and (iii) performed by and through Allegheny at Service Provider’s expense. THE ALLEGHENY FACILITIES ARE PROVIDED BY ALLEGHENY TO SERVICE PROVIDER ON AN AS-IS, WHERE-IS BASIS. ALLEGHENY EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ALLEGHENY FACILITIES, OR THEIR CONDITION OR SUITABILITY FOR USE BY SERVICE PROVIDER.

(c)	Furniture, Fixtures and Equipment. At the Allegheny Facilities described in Schedule 7, Allegheny shall provide office space and office furniture for the number of Service Provider Personnel and for such periods specified in Schedule 7. The office space and office furniture provided by Allegheny for the use of Service Provider Personnel will be generally comparable in quality to the office space and office furniture provided to similarly situated Allegheny employees. Service Provider shall be financially responsible for providing all other office space, office furniture and fixtures needed by Service Provider or Service Provider Personnel (including Transitioned Employees) to provide the Services, and for all upgrades, replacements and additions to such office furniture or fixtures; provided that such office furniture and fixtures must be approved in advance by Allegheny and meet Allegheny’s then-current standards; and provided further that Service Provider shall use commercially reasonable efforts to purchase and use surplus Allegheny furniture and fixtures to the extent available. Service Provider Personnel using the office facilities provided by Allegheny will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks, subject to Section 6.1(d)) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for Allegheny-related calls, telephone handsets, mail service, office support service (e.g., janitorial), heat, light, and air conditioning; provided that such access and usage shall be solely for and in connection with the provision of Services by such Service Provider Personnel; and provided further that Service Provider shall reimburse Allegheny for the additional direct incremental costs incurred by Allegheny or the Eligible Recipients if and to the extent Service Provider’s technology solution, service delivery model and/or inefficiency cause its usage or consumption of such resources to exceed historical levels. Service Provider shall be responsible for providing all other office related equipment and services needed by Service Provider or Service Provider Personnel at such Allegheny Facilities to provide the Services, and for upgrades, improvements, replacements and additions to such equipment or services.

(d)	Service Provider’s Responsibilities Regarding Allegheny’s Network. To the extent any Equipment provided or used by Service Provider or Service Provider Personnel is connected directly to the network(s) of Allegheny or any Eligible Recipient, such Equipment (and all Software installed thereon) shall be (i) subject to review and approval in advance by Allegheny (Service Provider shall cooperate with Allegheny in the testing, evaluation and approval of such Equipment), (ii) in strict compliance with Allegheny’s then-current security policies, architectures, standards, rules and procedures, and (iii) in strict compliance with Allegheny’s then-current hardware and software specifications. Service Provider shall not install or permit the installation of any other software on such Equipment without Allegheny’s prior approval. Service Provider shall promptly investigate any security breach of Allegheny’s networks or Systems associated with Service Provider Personnel or the performance of the Services. Service Provider shall notify Allegheny and permit Allegheny to participate in any audit or investigation of any such security breach. Service Provider shall promptly report in reasonable detail the findings of any such audit or investigation to Allegheny and shall provide Allegheny with a summary of any written report prepared in connection therewith; provided that Service Provider has no obligation to disclose confidential or proprietary information of its other customers and any disclosure of Service Provider’s Proprietary Information shall be subject to the confidentiality requirements of Article 13. From within Allegheny Facilities, Service Provider will be allowed to connect to the Service Provider network through virtual private network connections authorized by Allegheny, and in compliance with Allegheny’s then-current security policies, architectures, standards, rules and procedures, so that Service Provider can provide resources supporting Allegheny with access to training, methodologies, tools, communication, collaboration and other valuable assets essential to providing the Services to Allegheny.

(e)	Service Provider’s Responsibilities. Except as provided in Sections 6.1(a), (b) and (c), Section 6.4, and Schedule 4B, Service Provider shall be responsible for providing all furniture, fixtures, Equipment, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, Equipment, space and facilities. Without limiting the foregoing, Service Provider shall (i) provide all maintenance, site management, site administration and similar services for the Service Provider Facilities and (ii) telecommunications transport (voice and data) between Service Provider Facilities and Allegheny Sites and Facilities.

(f)	Physical Security. Allegheny is responsible for the physical security of the Allegheny Facilities; provided, that Service Provider shall be responsible for the safety and physical access and control of the areas that Service Provider is using in performing the Services and Service Provider shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by Allegheny or any higher standard agreed to by Allegheny and Service Provider. Service Provider shall be solely responsible for compliance by Service Provider Personnel with such control procedures, including obtaining advance approval to the extent required.

(g)	Standards, Requirements and Procedures at Allegheny Facilities. Except as provided in Section 6.1(f), Service Provider shall adhere to and enforce, and cause Service Provider Personnel to adhere to and enforce, the operational, safety and security standards, requirements and procedures described in the applicable lease and/or then in effect at the Allegheny Facilities, as such standards, requirements and procedures may be modified by Allegheny from time to time subject to Section 6.3(a). Service Provider shall regularly make recommendations to Allegheny with regard to other operational, safety and security practices, procedures and safeguards that Service Provider sees in general practice in the industry.

(h)	Employee Services. Subject to applicable security requirements, Allegheny will permit Service Provider Personnel to use certain employee facilities (e.g., designated parking facilities, cafeteria, and common facilities) at the Allegheny Facilities that are generally made available to the employees and contractors of Allegheny or the Eligible Recipients. The employee facilities in question and the extent of Service Provider Personnel’s permitted use shall be specified in writing by Allegheny and shall be subject to modification in Allegheny’s sole discretion, with the same notice, if any, that Allegheny provides to its own employees. Service Provider Personnel will not be permitted to use employee facilities designated by Allegheny for the exclusive use of certain Allegheny or Eligible Recipient employees and will not be entitled to the provision or reimbursement of paid parking.

(i)	Use of Allegheny Facilities.

(i)	Unless Service Provider obtains Allegheny’s prior written agreement, which Allegheny may withhold in its sole discretion, Service Provider shall use the Allegheny Facilities, and the Equipment and Software located therein, only to provide the Services to Allegheny and the Eligible Recipients.

(ii)	Allegheny reserves the right to relocate any Allegheny Facility from which the Services are then being provided by Service Provider to another geographic location; provided that, in such event, Allegheny will provide Service Provider with comparable office space in the new geographic location. In such event, Allegheny shall pay the applicable labor rate(s) for additional personnel reasonably required by Service Provider ***, for the incremental Out-of-Pocket Expenses ***, in each case as reasonably incurred by Service Provider in physically relocating to such new geographic location ***; provided that such relocation is not expressly contemplated in this Agreement, and that Service

Provider notifies Allegheny of such additional required personnel, incremental Out-of-Pocket Expenses, *** obtains Allegheny’s approval prior to using such personnel or incurring or accruing such expenses, ***, and uses commercially reasonable efforts to minimize such personnel, expenses ***.

(iii)	Allegheny also reserves the right to direct Service Provider to cease using all or part of the space in any Allegheny Facility from which the Services are then being provided by Service Provider and to thereafter use such space for its own purposes. In such event, Allegheny shall reimburse Service Provider for any reasonable incremental Out-of-Pocket Expenses incurred by Service Provider in leasing required substitute new space, ***; provided that such relocation direction is not expressly contemplated in this Agreement and that Service Provider notifies Allegheny of such additional required incremental Out-of-Pocket Expenses, *** obtains Allegheny’s approval prior to incurring or accruing such expenses, *** and uses commercially reasonable efforts to minimize such expenses ***.

(j)	Conditions for Return. When the Allegheny Facilities are no longer to be used by Service Provider as contemplated by Section 6.1 or are otherwise no longer required for performance of the Services, Service Provider shall notify Allegheny as soon as practicable and shall vacate and return such Allegheny Facilities (including any improvements to such facilities made by or at the request of Service Provider) to Allegheny in substantially the same condition as when such facilities were first provided to Service Provider, subject to reasonable wear and tear.

(k)	No Violation of Laws. Service Provider shall (i) treat, use and maintain the Allegheny Facilities in a reasonable manner, and (ii) ensure that neither Service Provider nor any of its Subcontractors commits, and use commercially reasonable efforts to ensure that no business visitor or invitee commits, any act in violation of any Laws in such Service Provider-occupied Allegheny Facility or any act in violation of Allegheny’s insurance policies or in breach of Allegheny’s obligations under the applicable real estate leases in such Service Provider-occupied Allegheny Facilities (in each case, to the extent Service Provider has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

6.2	Use of Service Provider Facilities.

During the Term, Service Provider will provide to Allegheny and Allegheny Third Party Contractors at no charge, (i) reasonable access to and use of Service Provider Facilities from which the Services are being performed, and (ii) access to reasonable work/conference space at such Service Provider Facilities, for the conduct of Allegheny’s business. Such access shall only be provided for Allegheny’s audits, other reviews of the Services or other work directly related to the Services, and such access shall be in compliance with Service Provider’s security rules and procedures communicated in advance and applicable to other parties visiting Service Provider’s facility.

6.3	Allegheny Rules/Employee Safety.

(a)	Allegheny Rules and Compliance. In performing the Services and using the Allegheny Facilities, Service Provider shall observe and comply with all Allegheny policies, rules, and regulations applicable at or to Allegheny Facilities which have been communicated to

Service Provider or Service Provider Personnel in advance by such means as are generally used by Allegheny to disseminate such information to its employees or contractors, including those set forth on Schedule 26 and those applicable to specific Allegheny Sites (collectively, “Allegheny Rules”). The Parties acknowledge and agree that, as of the Commencement Date, Service Provider is fully informed as to the Allegheny Rules applicable to such Service Category, both through due diligence and its hiring of the Transitioned Employees. Service Provider shall be responsible for the promulgation and distribution of Allegheny Rules to Service Provider Personnel as and to the extent necessary and appropriate. Additions or modifications to the Allegheny Rules may be (i) communicated orally by Allegheny or an Eligible Recipient directly to Service Provider or Service Provider Personnel, (ii) disclosed to Service Provider and Service Provider Personnel in writing, (iii) conspicuously posted at an Allegheny Facility, (iv) electronically posted, or (v) communicated to Service Provider or Service Provider Personnel by means generally used by Allegheny to disseminate such information to its employees or contractors. Service Provider and Service Provider Personnel shall observe and comply with such additional or modified Allegheny Rules. If Service Provider believes that any new or modified Allegheny Rule negatively impacts Service Provider’s ability to provide the Services, or meet the Service Levels, Service Provider shall notify Allegheny and Allegheny and Service Provider will meet to discuss appropriate workarounds.

(b)	Safety and Health Compliance. Service Provider and Service Provider Personnel shall familiarize themselves with the premises and operations at each Allegheny Site or Facility at or from which Services are rendered and the Allegheny Rules applicable to each such Site or Facility. *** Service Provider and Service Provider Personnel shall observe and comply with all Laws applicable to the use of each Allegheny Facility or Site or the provision of the Services, including environmental Laws and Laws regarding occupational health and safety, and the provision of the Services. Service Provider shall be responsible for the compliance of Equipment, Software, Systems and Services for which it is operationally responsible with such Laws and shall be responsible for any acts or omissions of Service Provider Personnel in contravention of such Laws. Service Provider and Service Provider Personnel also shall observe and comply with all Allegheny Rules with respect to safety, health, security and the environment and shall take commercially reasonable precautions to avoid injury, property damage, spills or emissions of hazardous substances, materials or waste, and other dangers to persons, property or the environment. To the extent required by Allegheny, Service Provider Personnel shall receive prescribed training prior to entering certain Allegheny Sites or Facilities.

6.4	Software, Equipment and Third Party Contracts.

(a)	Financial Responsibility. Service Provider shall be responsible for any third party fees or expenses attributable to periods on or after the Commencement Date that are associated with Software, Equipment, Equipment leases and related Third Party Contracts for which Service Provider is financially responsible under Schedule 2 or 4B and any other Third Party Contracts (excluding Third Party Contracts administered by Service Provider for which Allegheny remains financially responsible, either by paying the invoice directly or by reimbursing Service Provider on a pass-through basis, which are addressed in Section 11.2) used by Service Provider to provide the Services. Allegheny shall be responsible for third party fees or expenses incurred on or after the Commencement Date that are associated with Software, Equipment, Equipment Leases and Third Party Contracts for which Allegheny is financially responsible under Schedule 2 or 4B. Unless otherwise expressly provided, each Party also shall be responsible for any third party fees or expenses attributable to periods on or after the Commencement Date that are associated with new, substitute or replacement Software, Equipment, Equipment leases or Third Party Contracts (including Upgrades, enhancements, new versions or new releases of such Software or Equipment) for which such Party is financially responsible under Schedule 2 or 4B in connection with Service Provider’s provision of the Services in respect of that Service Category. With respect to Third Party Software licenses, Equipment Leases and Third Party Contracts that are transferred to Service Provider by Allegheny or for which Service Provider otherwise assumes financial responsibility under this Agreement, Service Provider shall (i) pay all amounts becoming due under such licenses, leases or contracts, and all related expenses, for periods on or after the Commencement Date; (ii) rebate to Allegheny any prepayment of such amounts in accordance with Section 11.9(a); (iii) pay all modification, termination, cancellation, late payment, renewal or other fees, penalties, charges, interest or other expenses relating to periods and arising on or after the Commencement Date; (iv) pay all costs associated with the transfer of such licenses, leases and contracts to Service Provider, including all taxes associated with such transfer; and (v) be responsible for curing any defaults in Service Provider’s performance under such licenses, leases and contracts on or after the Commencement Date. Allegheny will remain responsible for all amounts due under such license, leases and contracts that are attributable to periods prior to the Commencement Date.

(b)	Operational Responsibility. With respect to Software, Equipment, Equipment leases and Third Party Contracts for which Service Provider is operationally responsible under Schedule 2 or 4B and any other Third Party Contracts (excluding Third Party Contracts administered by Service Provider for which Allegheny remains financially responsible, either by paying the invoice directly or by reimbursing Service Provider on a pass-through basis, which are addressed in Section 11.2) used by Service Provider to provide the Services, Service Provider shall be responsible for (i) the evaluation, procurement (i.e., performing administrative activities, but not assuming financial responsibility unless otherwise provided herein), testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software, Equipment, Equipment leases and Third Party Contracts; (ii) the evaluation, procurement (i.e., performing administrative activities, but not assuming financial responsibility unless otherwise provided herein), testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software, Equipment, Equipment leases and Third Party Contracts (including Upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, Equipment and Third Party Contracts each in accordance with this Agreement, including the Service Levels and change management procedures; (iv) the compliance with and performance of all operational, administrative and contractual obligations specified in the applicable licenses, leases and contracts; (v) the administration and exercise as appropriate of all rights available under such licenses, leases and contracts; and (vi) the payment of any fees, penalties, charges, interest or other expenses due and owing under or with respect to such licenses, leases and contracts that are incurred, caused by or result from Service Provider’s failure to comply with or perform its obligations under this Section 6.4(b) (except to the extent that such failure directly results from the acts or omissions of Allegheny under those licenses, leases or contracts or in contravention of its obligations under this Agreement). Allegheny agrees that, during the Term, Service Provider, in consultation with Allegheny, shall direct the actions of the applicable third party vendors with respect to the leases, licenses and Third Party Contracts for which Service Provider has operational responsibility hereunder.

(c)	Rights Upon Expiration or Termination. With respect to all Third Party Software licenses, Equipment leases and Third Party Contracts for which Service Provider is financially responsible under this Agreement, Service Provider shall use commercially reasonable efforts to (i) obtain for Allegheny, the Eligible Recipients and/or their designee(s) the license, sublicense, assignment and other rights specified in Sections 4.4(b) and 14.6, (ii) ensure that the granting of such license, sublicense, assignment and other rights is not subject to subsequent third party approval or the payment by Allegheny, the Eligible Recipients or their designee(s) of license, assignment or transfer fees, (iii) ensure that the terms, conditions and prices applicable to Allegheny, the Eligible Recipients and/or their designee(s) following expiration or termination of this Agreement (or any portion thereof) are no less favorable than those otherwise applicable to Service Provider, and at least sufficient for the continuation of the activities comprising the Services, (iv) ensure that neither the expiration or termination of this Agreement (or any portion thereof) nor the assignment of the license, lease or contract will trigger less favorable terms, conditions or pricing, and (v) ensure that the fees to be paid by Allegheny, the Eligible Recipients and/or their designee(s) on an annual basis under any subscription license agreements will not in the aggregate exceed an amount which is more than***greater than the aggregate amount of such fees paid by Allegheny during the period covered by the Base Case. If Service Provider is unable to obtain any such rights and assurances, it shall notify Allegheny in advance and shall not use such Third Party Software license, Equipment lease or Third Party Contract without Allegheny’s approval, except Service Provider may use those Third Party Software licenses, Equipment leases and Third Party Contracts assigned to Service Provider by Allegheny pursuant to this Agreement and for which Service Provider, with Allegheny’s approval, procures a sublicense or substitute license, lease or contract for Allegheny and the Eligible Recipients (or, at Allegheny’s election, their designee(s)) and causes maintenance, support and other services to continue to be available to Allegheny and the Eligible Recipients at Allegheny’s cost following the expiration or termination of the Term with respect to the Services applicable to those licenses, leases and/or contracts. Absent such approval, Service Provider’s use of any such Third Party Software license, Equipment lease or Third Party Contract shall obligate Service Provider to obtain or arrange, at no additional cost to Allegheny, for such license, sublicense, assignment or other right for Allegheny, the Eligible Recipients and their designee(s) upon expiration or termination. If Allegheny consents to Service Provider’s use of specific Third Party Software licenses, Equipment leases or Third Party Contracts under these circumstances, such consent shall be deemed to be conditioned on Service Provider’s commitment to use commercially reasonable efforts to cause such third party to agree at expiration or termination of this Agreement or the completion of Termination Assistance Services to permit Allegheny, the Eligible Recipients and/or their designee(s) to assume prospectively the license, lease or contract in question or to enter into a new license, lease or contract with Allegheny, the Eligible Recipients and/or their designee(s) on substantially the same terms and conditions, including price.

(d)	Evaluation of Third Party Software, Equipment. In addition to its obligations under Section 6.4(a) and (b) and in order to facilitate Allegheny’s control of architecture, standards and plans pursuant to Section 9.5, Service Provider shall use commercially reasonable efforts to evaluate any Third Party Software and Equipment selected by or for Allegheny or an Eligible Recipient to determine whether such Software and Equipment will adversely affect Allegheny’s environment, Allegheny’s ability to interface with and use the Software, Equipment and Systems and/or Service Provider’s ability to provide the Services. Service Provider shall complete and report the results of such evaluation to

Allegheny within fifteen (15) days of its receipt of Allegheny’s request; provided, that Service Provider shall use commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation.

(e)	Benefits Pass-Through. With respect to any products and services procured by Service Provider for Allegheny on a cost-plus, cost-reimbursement or Pass-Through Expense basis during the course of performing the Services, Service Provider shall use commercially available efforts to pass through to Allegheny all benefits offered by the manufacturers and/or suppliers of such products and services (including all warranties, refunds, credits, rebates, discounts, training, technical support and other consideration offered by such manufacturers and suppliers) except to the extent otherwise agreed by Allegheny. If Service Provider is unable to pass through any such benefit to Allegheny, it shall notify Allegheny in advance and shall not purchase such product or service without Allegheny’s prior written approval.

(f)	Allegheny Provided Equipment. Allegheny shall provide Service Provider with the use of the Allegheny-owned and leased Equipment identified on Schedule 10 (collectively, the “Allegheny Provided Equipment”) for the periods specified in such Schedule solely for and in connection with the provision of the Services. Notwithstanding the foregoing, except as provided in this Section 6.4(f), Sections 6.1(a), (b) and (c), and Schedule 4B, Service Provider shall be responsible for providing all Equipment required to perform the Services and all Upgrades, improvements, replacements and additions thereto. Upon the expiration of the period specified in Schedule 10 for each item of Allegheny Provided Equipment (or when such Allegheny Provided Equipment is no longer required by Service Provider for the performance of the Services), Service Provider shall promptly return such Allegheny Provided Equipment to Allegheny in substantially the same condition (as it may have been modified or improved by Service Provider with Allegheny’s approval) as when such Allegheny Provided Equipment was first provided to Service Provider, subject to reasonable wear and tear. THE ALLEGHENY PROVIDED EQUIPMENT IS PROVIDED BY ALLEGHENY TO SERVICE PROVIDER ON AN AS-IS, WHERE-IS BASIS. ALLEGHENY EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ALLEGHENY PROVIDED EQUIPMENT, OR ITS CONDITION OR SUITABILITY FOR USE BY SERVICE PROVIDER TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

(g)	Surplus Equipment. Service Provider shall, at its cost, dispose of any surplus Equipment owned by Allegheny, consistent with the requirements of Schedule 2.8, and Service Provider shall pay Allegheny any money received from disposal of Allegheny-owned Equipment. Service Provider shall obtain Allegheny’s consent to dispose of any Allegheny-owned Equipment before disposing of such Equipment. Service Provider shall maintain reasonable documentation regarding the disposition of such surplus Equipment, including the costs of and revenues from disposal and as proof of appropriate disposal, and shall make such documentation available to Allegheny upon Allegheny’s request.

6.5	Assignment of Licenses, Leases and Related Agreements.

(a)	Assignment and Assumption. Subject to Service Provider obtaining any Required Consents, on and as of the Commencement Date, Allegheny shall assign to Service Provider, and Service Provider shall assume and agree to perform all obligations arising on or after the Commencement Date that are related to, the Third Party Software licenses,

Equipment Leases and Third Party Contracts for which Service Provider is financially responsible under Sections 6.4 and Schedules 2 and 4B, including those listed on Schedules 10, 11, 12, 12A, 12B and 12C; provided, however, that such assignment shall not include any assignment or transfer of any intellectual property rights in Materials developed under such Third Party Software licenses, Equipment Leases and Third Party Contracts prior to the date of such assignment and, as between the Parties, Allegheny hereby expressly reserves and retains such intellectual property rights. Allegheny and Service Provider shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such leases, licenses and agreements, evidencing the assignment and assumption provided for herein.

(b)	Items Not Assignable by Commencement Date. With respect to any such Third Party Software licenses, Equipment Leases or Third Party Contracts that can not, as of the Commencement Date, be assigned to Service Provider without breaching their terms or otherwise adversely affecting the rights or obligations of Allegheny or Service Provider thereunder, the performance obligations shall be deemed to be subcontracted or delegated to Service Provider until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by Service Provider. It is understood that, from and after the Commencement Date, Service Provider, as a subcontractor or delegatee, shall be financially and operationally responsible for such Third Party Software license, Equipment Lease or Third Party Contract as Allegheny’s agent pursuant to Section 9.11(b). Service Provider shall use commercially reasonable efforts to satisfy the consent, notice or other prerequisites to assignment and, upon Service Provider doing so, the Third Party Software license, Equipment Lease or Third Party Contract shall immediately be assigned and transferred to and assumed by Service Provider.

(c)	Non-Assignable Items. Allegheny will cooperate with Service Provider in providing information that may be helpful in assisting Service Provider in obtaining any Required Consents. If, after Service Provider using commercially reasonable efforts for a reasonable period of time but not longer than one hundred twenty (120) days after the Commencement Date, a Third Party Software license, Equipment Lease or Third Party Contract cannot be assigned without breaching its terms or otherwise adversely affecting the rights or obligations of Allegheny or Service Provider thereunder, the Parties shall take such actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement.

(d)	Modification and Substitution. Service Provider may terminate, shorten, modify or extend the Third Party Software licenses, Equipment Leases and Third Party Contracts for which Service Provider is financially responsible under Schedules 2 and 4B of this Agreement and, subject to Section 9.12, may substitute or change vendors relating to goods or services covered thereby; provided that, except as otherwise disclosed by Service Provider and agreed to by Allegheny, such change(s) (i) shall not constitute a breach of any obligation of Allegheny or the Eligible Recipients under such Software licenses, Equipment Leases or Third Party Contracts; (ii) shall not result in additional financial obligations, financial or operational risk or Losses to Allegheny or the Eligible Recipients; (iii) shall not result in any increase to Allegheny or the Eligible Recipients in the cost of receiving the Services; and (iv) if assumable by Allegheny or the Eligible Recipients, shall not provide for less favorable terms, conditions or prices for Allegheny, the Eligible Recipients and/or their designee(s) following the expiration or termination of the Term or any applicable Service than would otherwise be applicable to Service Provider (except for terms, conditions or prices available to Service Provider because of its volume purchases). Service Provider’s rights under the immediate preceding sentence are conditioned upon Service Provider paying all applicable termination or cancellation charges, Losses and other amounts due to the applicable vendor associated with such action and indemnifying Allegheny and the Eligible Recipients against any such charges, Losses or other amounts associated therewith. Notwithstanding anything to the contrary herein, Service Provider shall not terminate, shorten or modify without Allegheny’s prior written consent any license for Third Party Software either created exclusively for Allegheny or the Eligible Recipients or otherwise not commercially available. Service Provider shall reimburse Allegheny and the Eligible Recipient(s) for any termination charges, cancellation charges, or other amounts paid by them at Service Provider’s direction in connection with obtaining any such modification.

6.6	License to Allegheny Licensed Third Party Materials.

Subject to the Required Consents having been obtained pursuant to Section 5.1, Allegheny hereby grants to Service Provider, for the sole purpose of performing the Services and solely to the extent of Allegheny’s underlying rights, the same rights of access, use, maintenance and support as Allegheny possesses under the applicable software licenses with respect to Allegheny licensed Third Party Materials. Allegheny also shall grant such rights to Subcontractors designated by Service Provider if and to the extent necessary for Service Provider to provide the Services; provided that, Service Provider shall pay all fees, costs and expenses associated with the granting of such rights to such Subcontractors. Service Provider and its Subcontractors shall comply with the duties, including use restrictions and those of nondisclosure, imposed on Allegheny by such licenses. In addition, each Subcontractor shall sign a written agreement to be bound by all of the terms contained herein applicable to such Third Party Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Third Party Materials and any derivative materials developed by the Parties, the scope and term of the license, the restrictions on the use of such Third Party Materials, the obligations of confidentiality, etc.). Except as otherwise requested or approved by Allegheny (or the relevant licensor), Service Provider and its Subcontractors shall cease all use of such Third Party Materials upon the end of the Term and the completion of any Termination Assistance Services requested by Allegheny pursuant to Section 4.4. THE ALLEGHENY LICENSED THIRD PARTY MATERIALS ARE PROVIDED BY ALLEGHENY TO SERVICE PROVIDER AND ITS SUBCONTRACTORS ON AN AS-IS, WHERE-IS BASIS. ALLEGHENY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, AS TO SUCH ALLEGHENY LICENSED THIRD PARTY MATERIALS, OR THE CONDITION OR SUITABILITY OF SUCH MATERIALS FOR USE BY SERVICE PROVIDER OR ITS SUBCONTRACTORS TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

6.7	License to Service Provider Licensed Third Party Materials.

Effective upon the first use by Service Provider of any Third Party Materials to provide the Services and subject to any Required Consents having been obtained pursuant to Section 5.1, Service Provider hereby grants to Allegheny and the Eligible Recipients, at no additional charge, a non-exclusive, royalty-free right and license to access and/or use, as set forth in this Section 6.7, the Third Party Materials as to which Service Provider holds the license or for which Service Provider is financially responsible under this Agreement (including all modifications, substitutions, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto) during the Term and any Termination Assistance Services period. In addition, at no additional Charge, Service Provider hereby grants to Allegheny Third Party Contractor(s) a non-exclusive, royalty-free right and license to access and/or use such Third Party Materials (including all modifications, substitutions, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto), as set forth in this Section 6.7, during the Term and any Termination Assistance Services period, for the benefit of Allegheny and the Eligible Recipients. Allegheny, the Eligible Recipients and Allegheny Third Party Contractors may use any Third Party Materials licensed pursuant to this Section 6.7 (i) to the extent necessary for Allegheny to receive the full benefit of the Services provided by Service Provider, and (ii) otherwise for the same types of use for which Service Provider is licensed to use such Third Party Materials in connection with the provision of the Services*** with respect to any Third Party Materials introduced by Service Provider following the Commencement Date. *** . . The rights and obligations of Allegheny, the Eligible Recipients and Allegheny Third Party Contractors with respect to such Service Provider licensed Third Party Materials following the expiration or termination of the Agreement or termination of any Service are set forth in Section 14.6.

6.8	Acquired Assets.

The Parties recognize that, as of the Effective Date, Allegheny will not be conveying any Acquired Assets to Service Provider. Allegheny may later agree to convey (or cause the applicable Eligible Recipient to convey) to Service Provider, and Service Provider may later agree (or cause an Affiliate to agree) to accept, as of the Commencement Date (or such other date as agreed upon by the Parties in writing), all of Allegheny’s (or the applicable Eligible Recipient’s) right, title and interest in and to the Acquired Assets. In consideration for any such conveyance, Service Provider agrees to pay Allegheny on the Commencement Date the Acquired Assets Credit specified in this Agreement. In addition, Service Provider shall be responsible for, and shall pay, or provide evidence of exemption from, all sales, use, and similar federal, state and local transaction-based taxes arising out of the conveyance of the Acquired Assets, excluding, income taxes, franchise taxes, and transaction-based gross receipts taxes. The Acquired Assets Credit is exclusive of all taxes. Allegheny represents and warrants to Service Provider that Service Provider (or its Affiliates) shall take good title to the Acquired Assets as of the Commencement Date, free and clear of all liens. The conveyance of the Acquired Assets shall be effected by the delivery of each Acquired Asset to the Service Provider where possible or, where this is not possible, by the delivery of a general assignment and bill of sale in substantially the form set forth in Exhibit 3. Except as otherwise expressly provided in this Section 6.8, Allegheny CONVEYS THE ACQUIRED ASSETS TO SERVICE PROVIDER ON AN “AS IS,” “WHERE IS” AND “WITH ALL FAULTS” BASIS. ALLEGHENY HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE ACQUIRED ASSETS, OR THE CONDITION OR SUITABILITY OF SUCH ACQUIRED ASSETS FOR USE BY SERVICE PROVIDER TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

6.9	Managed Third Parties.

(a)	Service Provider shall cause Managed Third Parties to perform in accordance with this Agreement, including Service Levels, and comply with all applicable duties and obligations imposed on Service Provider under this Agreement***.

6.10	Notice of Defaults.

Allegheny and Service Provider shall promptly inform the other Party in writing of any material breach of, or misuse or fraud in connection with, any Third Party Contract, Equipment lease or Third Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

7.	SERVICE LEVELS

7.1	General.

(a)	General Performance Standards. Beginning on the Commencement Date, Service Provider shall perform the Services in respect of the Service Categories at levels of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency that are at least equal to those received by Allegheny or the Eligible Recipients during the twelve (12) month period prior to such date. In addition, Service Provider shall perform such Services at levels of accuracy, quality, completeness, timeliness, responsiveness, resource efficiency and productivity that are at least equal to ***This Section 7.1(a) shall not be deemed to supersede the Service Levels specified in Schedule 3.

(b)	Service Level Performance Standards. Beginning on the dates specified in Schedule 3, Service Provider shall perform the Services in respect of a Service Category so as to meet or exceed the Service Levels applicable to that Service Category, as set forth in Schedule 3.

(c)	Multiple Service Levels. If more than one Service Level applies to any particular obligation of Service Provider, Service Provider shall perform in accordance with the most stringent of such Service Levels.

(d)	Responsibility. Service Provider shall be responsible for meeting or exceeding the applicable Service Levels even where doing so is dependent on the provision of Services by Subcontractors, non-Service Provider Personnel to the extent agreed by the Parties pursuant to Section 4.1(e), or Managed Third Parties***.

7.2	Service Level Credits; Deliverable Credits.

(a)	***

(b)

7.3	Problem Analysis.

If Service Provider fails to provide Services in accordance with the Service Levels and this Agreement, Service Provider shall (after restoring the Service or otherwise resolving any immediate problem related to such Services) (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable after such failure or at Allegheny’s request; (iii) correct the problem as soon as practicable (regardless of cause or fault) or coordinate the correction of the problem if Service Provider does not have responsibility for the cause of the problem; (iv) advise Allegheny of the status of remedial efforts being undertaken with respect to such problem; (v) demonstrate to Allegheny’s reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis;

and (vi) take commercially reasonable actions to prevent any recurrence of such problem. Service Provider shall use commercially reasonable efforts to complete the Root Cause Analysis within fifteen (15) days; provided that, if it is not capable of being completed within fifteen (15) days using reasonable diligence, Service Provider shall complete such Root Cause Analysis as quickly as possible and shall notify Allegheny prior to the end of the initial fifteen (15) day period as to the status of the Root Cause Analysis and the estimated completion date. ***

7.4	Continuous Improvement Reviews.

(a)	Improvement of Services Quality. Service Provider acknowledges that the quality of the Services provided in certain Service areas can and will be improved during the Term and agrees that the Service Levels in such Service areas will be enhanced periodically in recognition of the anticipated improvement in service quality. Service Provider will improve the quality of the Services provided in such areas to meet or exceed the enhanced Service Levels and will do so at no additional charge to Allegheny.

(b)	Increase of Service Levels. In addition to the foregoing, Allegheny and Service Provider shall periodically review the Service Levels and the performance data collected and reported by Service Provider in accordance with Schedule 3 and relevant industry data and trends on an annual basis (or more frequently if requested by Allegheny). Service Provider shall give Allegheny any assistance it reasonably requires to review and verify such data. As part of this review process, the Parties shall, at no additional cost to Allegheny, increase the Service Levels to reflect the higher performance levels actually attained or attainable by Service Provider in accordance with Schedule 3. In addition, subject to Section 11.5 and Schedule 3, the Parties shall agree, to the extent reasonable and appropriate, to: (i) increase the Service Levels to reflect improved performance capabilities associated with advances in the proven processes, technologies and methods available to perform the Services; (ii) add new Service Levels to permit further measurement or monitoring of the accuracy, quality, completeness, timeliness, responsiveness, cost-effectiveness, or productivity of the Services; (iii) modify or increase the Service Levels to reflect changes in the processes, architecture, standards, strategies, needs or objectives defined by Allegheny; and (iv) modify or increase the Service Levels to reflect agreed upon changes in the manner in which the Services are performed by Service Provider.

7.5	Measurement and Monitoring.

Service Provider shall, not later than the date by which Service Provider is required to collect Service Level related data to enable it to comply with the requirements set forth in Schedule 3, implement measurement and monitoring tools and metrics as well as standard reporting procedures, all approved by Allegheny, to measure and report Service Provider’s performance of the Services in respect of such Service Category at a level of detail sufficient, as set forth in Schedule 3A with respect to the initial Service Levels, to verify Service Provider’s compliance with the applicable Service Levels. Allegheny or its designee shall have the right to audit all such measurement and reporting tools, performance metrics and reporting procedures. Service Provider shall provide Allegheny with on-line access to up-to-date problem management data and other data regarding the status of service problems, service requests and user inquiries. Service Provider also shall provide Allegheny with access to the data used by Service Provider to calculate its performance against the Service Levels and the measurement and monitoring tools and procedures utilized by Service Provider to generate such data for purposes of audit and verification. Allegheny shall not be required to pay any amount in addition to the Charges for such measurement and monitoring tools or the resource utilization associated with their use. The measurement and monitoring tools that will be used by Service Provider in connection with the Services (not later than the date by which Service Provider is required to collect Service Level related data to enable it to comply with the requirements set forth in Schedule 3) include those listed on Schedule 3A.

7.6	Satisfaction Surveys.

(a)	General. Based on the schedule and approach set forth in Schedule 14, Service Provider and/or independent third parties engaged by Service Provider shall conduct the satisfaction surveys of Allegheny’s management and Authorized Users described in Schedule 14 in accordance with the survey protocols and procedures specified therein in order to determine their satisfaction with Service Provider’s provision of the Services in respect of that Service Category. To the extent Service Provider engages an independent third party to perform all or any part of any satisfaction survey, such third party shall be approved in advance by Allegheny.

(b)	Allegheny Conducted Surveys. In addition to the satisfaction surveys to be conducted by an independent third party pursuant to Section 7.6(a), Allegheny may survey Authorized User satisfaction with Service Provider’s performance in connection with and as part of broader Authorized User satisfaction surveys periodically conducted by Allegheny. At Allegheny’s request, Service Provider shall cooperate and assist Allegheny with the formulation of the survey questions, protocols and procedures and the execution and review of such surveys.

(c)	Survey Follow-up. If the results of any satisfaction survey conducted pursuant to Section 7.6(a) or (b) indicate that the level of satisfaction with Service Provider’s performance is less than the target level specified in Schedule 3, Service Provider shall promptly: (i) conduct a Root Cause Analysis as to the cause of such dissatisfaction; (ii) develop an action plan to address and improve the level of satisfaction; (iii) present such plan to Allegheny for its review, comment and approval; and (iv) take action in accordance with the approved plan and as necessary to improve the level of satisfaction. Allegheny and Service Provider shall establish a schedule for completion of a Root Cause Analysis and the preparation and approval of the action plan which shall be reasonable and consistent with the severity and materiality of the problem; provided that Service Provider shall, to the extent practicable, complete such tasks within thirty (30) days from the date such user survey results are finalized and reported. Service Provider’s action plan developed hereunder shall specify the specific measures to be taken by Service Provider and the dates by which each such action shall be completed. Following implementation of such action plan, Service Provider shall conduct follow-up surveys with the affected Allegheny users and management to confirm that the cause of any dissatisfaction has been addressed and that the level of satisfaction has improved.

7.7	Notice of Adverse Impact.

If Service Provider becomes aware of any failure by Service Provider to comply with its obligations under this Agreement or any other situation (a) that has impacted or reasonably could impact the maintenance of Allegheny’s or any Eligible Recipient’s financial integrity or internal controls, the accuracy of Allegheny’s or any Eligible Recipient’s financial, accounting, quality, inventory, procurement or human resources records and reports or compliance with Allegheny Rules, Allegheny Standards or applicable Laws, or (b) that has had or reasonably could have any other material adverse impact on the Services in question or the impacted business operations of

Allegheny or the Eligible Recipients, then, Service Provider shall immediately inform Allegheny in writing of such situation and the impact or expected impact and Service Provider and Allegheny shall meet to formulate an action plan to minimize or eliminate the impact of such situation.

8.	PROJECT PERSONNEL

8.1	Transitioned Personnel.

(a)	Offers and Employment.

(i)	Service Provider Offers of Employment. Service Provider shall extend offers of at-will employment to (1) those personnel identified in Table A in Schedule 5A at least five (5) weeks before the Commencement Date, and (2) those personnel in Table B in Schedule 5A who are “Selective Hires”, as defined in such schedule, at least four (4) weeks before the Commencement Date with regard to offers made for the first group of such Selective Hires (and as soon as practicable for subsequent offers in the event any offers from the first or subsequent group are declined), on a schedule and in a manner that is pre-approved and in coordination with Allegheny. Service Provider shall waive pre-employment background checks, drug testing and/or medical examinations. Such offers shall be for employment for an indeterminate period of time with Service Provider in positions comparable to those held by such employees at Allegheny or Allegheny’s Affiliates, and with ***. Unless otherwise specified in Schedule 5A or agreed by the Parties, personnel accepting such offers shall be hired by Service Provider effective as of the Commencement Date.

(ii)	On-Leave Employees. With respect to any employee identified on Schedule 5A who, on the Commencement Date, is not actively at work or is on leave status, including personal, medical, disability, industrial or sick leave, such employee shall remain an employee of the applicable employing Entity until such employee returns to work, with physician’s release or other appropriate documentation stating that such employee may resume his or her prior work schedule. If such an employee returns to work within six (6) months after the Commencement Date, Service Provider shall promptly extend an offer of employment to such employee and the compensation and other terms and conditions of such offer shall be as set forth in this Article 8. If such an employee does not return within such six (6) month period, Service Provider shall be under no obligation to offer employment to such employee or to treat such employee as a Transitioned Employee hereunder.

(iii)	Employment Effective Date. All personnel who accept Service Provider’s offer of employment and begin work with Service Provider pursuant to the foregoing paragraphs are herein referred to as “Transitioned Employees.” Each such Transitioned Employee’s “Employment Effective Date” shall be the effective date on which Service Provider actually employs such employee.

(b)	Minimum Retention. Service Provider shall not, without the affected employee’s approval, relocate a Transitioned Employee or his or her assigned work location during the *** immediately following such Transitioned Employee’s Employment Effective Date, unless such relocation or reassignment is expressly disclosed in the Transitioned

Employee’s offer letter and agreed to by him or her at the time of hiring. For a period of *** following the Effective Date, Service Provider will inform Allegheny each month of Transitioned Personnel who are no longer providing Services to Allegheny.

(c)	Additional Transitioned Employees. If during the six (6) months following the Commencement Date, Allegheny identifies additional Allegheny employees who performed functions that were transferred to Service Provider under this Agreement, Service Provider shall reasonably consider making employment offers to such employees on the terms and conditions set forth in this Article 8.

(d)	Reemployment of Transitioned Employees. During the six (6) months following the Commencement Date, Allegheny may designate, or the Parties may agree upon, one or more Transitioned Employees who were transferred to Service Provider in error and are required for an Allegheny-retained function. Allegheny may extend offers of reemployment to any such Transitioned Employee, and Service Provider shall not interfere with Allegheny’s efforts to reemploy any such Transitioned Employee.

(e)	Training/Career Opportunities. Service Provider shall offer training, skills development and career growth opportunities to Transitioned Employees that are at least as favorable as those offered generally to its similarly situated employees.

(f)	Personnel Projection Matrix. Set forth in Schedule 5B is a staffing plan showing the planned deployment of Service Provider Personnel primarily assigned to provide the Services (the “Personnel Projection Matrix”). Service Provider shall substantially comply with the Personnel Projection Matrix. Service Provider shall report monthly to Allegheny any material changes to the Personnel Projection Matrix during the first eighteen (18) months following the Commencement Date and quarterly after the expiration of that period.

(g)	Employment Status with Allegheny. The Parties agree that Transitioned Employees will no longer be considered employees of Allegheny or the Eligible Recipients on and after their Employment Effective Dates. In addition, Service Provider and Allegheny will conduct their respective businesses in a manner to eliminate, or reduce to a significantly low level, the risk that, following the Commencement Date, Allegheny (or the applicable Eligible Recipient) will be considered an employer, co-employer or joint employer of any employee of Service Provider or its Affiliates or Subcontractors performing the Services in respect of that Service Category, including the Transitioned Employees.

(h)	Subcontractors. Unless otherwise specified in Schedule 5A, all offers of employment to personnel must be for employment by Service Provider or an Affiliate of Service Provider. To the extent Schedule 5A specifies that any personnel will be offered employment with or transitioned to a Subcontractor or Affiliate of Service Provider (rather than Service Provider itself), such employment must be subject to and in strict accordance with the same requirements of this Agreement applicable to Service Provider.

(i)	Prohibition on Hiring. For a period of *** after the Effective Date, Service Provider and its Subcontractors shall not employ, offer to employ, or contract with any Affected Employee who rejected a comparable job offer from Service Provider pursuant to this Agreement, where such employment offer or contract is directly or indirectly made by or on behalf of Service Provider’s personnel on the Allegheny account, or with the knowledge of such Service Provider personnel.

8.2	Employee Benefit Plans.

(a)	General. Except as otherwise provided in this Article 8, each Transitioned Employee and his or her dependents shall be eligible to enroll, effective as of his or her Employment Effective Date, in the employee plans of Service Provider that are made available to similarly situated employees of Service Provider. Service Provider has listed all of such employee plans on Schedule 5C and provided Allegheny with true and complete copies of the most recent summary plan descriptions and summary of material modifications for such employee plans or has provided a written summary where no current summary plan description exists. The compensation and benefits provided by Service Provider to Transitioned Employees shall consist of ***.

(b)	Years of Service Credit. Except as otherwise provided in this Article 8, the service of a Transitioned Employee prior to his or her Employment Effective Date, which is recognized by an employee plan of Allegheny, shall be recognized by the comparable Service Provider employee plan for purposes of participation, vesting, eligibility for benefits and future benefit accruals, vacation plan and paid time off. Such past service credit will be established entirely on the information as recorded by Allegheny and communicated to Service Provider, and Service Provider will not be responsible for auditing, validating or confirming the accuracy of any such information.

(c)	Employee Welfare Benefit Plans. Each Transitioned Employee shall be eligible as of his or her Employment Effective Date to participate immediately in Service Provider’s employee welfare benefit plans (“welfare plans”), which shall include medical care, hospitalization, life, accidental death and dismemberment, prescription drug, dental insurance benefits, short term disability and long term disability, to the extent such benefits are provided to similarly situated Service Provider employees. Subject to the general comparability requirements of Section 8.2(a), eligibility for, the benefits of, and the amount, if any, of employee contributions toward welfare plan coverage will be determined by Service Provider; provided, however, that each of Service Provider’s welfare plans shall (i) waive all pre-existing condition exceptions, evidence of insurability, exclusionary provisions and/or waiting periods for each such Transitioned Employee and any eligible spouse or covered dependents (except that, there may be some conditions that are covered under Allegheny’s health benefit plans that either are not covered or are covered in a different manner under the Electronic Data Systems Corporation Health Benefit Plan, and proof of insurability will be required for certain amounts of Group Universal Life coverage as specified in the applicable policies), and (2) grant credit for years of service to the extent applicable in accordance with Section 8.2(b). In addition, any deductible, co-insurance amounts, or out-of-pocket expenses paid by any Transitioned Employee in the calendar year of his or her Employment Effective Date shall be applied toward any deductible, co-insurance amounts or out-of-pocket expenses (unless such out-of-pocket expenses are to applied toward a co-payment) by Service Provider’s group insurance program for the calendar year of his or her Employment.

(d)	Paid-Time-Off (Vacation/Sick Leave). Beginning on his or her Employment Effective Date, Service Provider shall make available to all Transitioned Employees paid-time-off benefits for vacation and sick leave under its applicable plans, with years of service of such Transitioned Employees determined in accordance with Section 8.2(b). The paid-time-off vacation benefits provided by Service Provider shall be no less favorable than the vacation benefits under Allegheny’s plan and generally available to similarly situated Service Provider employees. The paid time-off benefits for sick-leave provided by Service

Provider shall be no less favorable than the sick-leave benefits generally available to similarly situated Service Provider employees. Service Provider shall recognize vacation plans made by the Transitioned Employees and time-off commitments made by Allegheny to the Transitioned Employees, that in each case were approved by Allegheny prior to his or her Employment Effective Date and are indicated on Schedule 5A, and shall permit such Transitioned Employees to incur negative leave balances for this purpose.

(e)	Pension Plans. Each Transitioned Employee shall be eligible as of his or her Employment Effective Date to participate immediately in Service Provider’s defined benefit pension plan (“Pension Plan”). Service Provider will grant credit for all years of service recognized by Allegheny for purposes of determining eligibility, participation and vesting under the Service Provider’s Pension Plan.

(f)	Savings Plans. Each Transitioned Employee shall be eligible as of his or her Employment Effective Date to participate immediately in Service Provider’s savings plan (“401(k) Plan”). Service Provider will grant credit for all years of service recognized by Allegheny for purposes of determining eligibility, participation and vesting under the Service Provider’s 401(k) Plan.

(g)	Flexible Spending Account Plans. Beginning on his or her Employment Effective Date, Service Provider shall make available to all Transitioned Employees reimbursement account benefits for health care and dependent care under its applicable plans.

(h)	Tuition Assistance. Transitioned Employees shall be eligible to participate in all tuition assistance programs provided by Service Provider to its similarly situated employees. Courses which are in progress as of the enrolled Transitioned Employee’s Employment Effective Date and for which tuition assistance has been approved by Allegheny, and courses which have been approved by Allegheny and paid for by the Transitioned Employee prior to the Transitioned Employees Employment Effective Date shall be reimbursed by Service Provider at the completion of the course, provided all of the requisites for reimbursement under the Allegheny program have been approved. “Course” refers to specific classes in progress or scheduled to start during a particular term and does not refer to a degree program.

(i)	Bonus Programs. Service Provider shall provide to the Transitioned Employees the same variable compensation, incentive compensation, and bonus programs as are available to similarly situated Service Provider employees. Service will be credited to Transitioned Employees by Service Provider for this purpose, to the extent applicable.

(j)	Severance Pay Plans. Service Provider’s employment offers to Affected Employees will state that if the Affected Employee accepts the employment offer and is subsequently terminated by Service Provider within *** of employment with Service Provider (or, in the case of Affected Employees who are designated as filling Key Service Provider Personnel positions within *** after the Effective Date, within *** of employment with Service Provider) for any reason other than Cause (as defined below), and provided the Affected Employee is then providing Services to Allegheny, ***. Service Provider will grant credit for all years of service recognized by Allegheny for purposes of determining eligibility and participation under the Service Provider’s severance pay plan. Payment of any such severance amount shall be contingent upon the Transitioned Employee signing a separation agreement deemed appropriate by Service Provider (which will include, amongst its other terms, a release and/or waiver of any claims the Transitioned Employee may have against Service Provider). As used in this Section 8.2(j), “Cause” means: (1) material breach of any agreement entered into between the Transitioned Employee and Service Provider; (2) material misconduct; (3) material or repeated failure to follow Service Provider’s policies, directives or orders applicable to Service Provider employees holding comparable positions; (4) intentional destruction or theft of Service Provider property or falsification of Service Provider documents; (5) material or repeated failure or refusal to faithfully, diligently, and competently perform the usual and customary duties associated with the applicable Transitioned Employee’s position; (6) conviction of a felony or any crime involving moral turpitude; or (7) material or repeated violation of the Service Provider Code of Business Conduct.

(k)	Retiree Medical. Each Transitioned Employee shall be eligible as of his or her Employment Effective Date to participate immediately in Service Provider’s retiree health care plans (“Retiree Health Plans”). Service Provider will grant credit for all years of service recognized by Allegheny for purposes of determining eligibility and participation under the Service Provider’s Retiree Health Plans.

8.3	Other Employee Matters.

As of the Employment Effective Date, the Transitioned Employees shall be employees of Service Provider for all purposes. Service Provider shall be responsible for all necessary recruiting and hiring costs associated with employing appropriate staff. In addition, Service Provider shall be responsible for funding and distributing benefits under the benefit plans in which Transitioned Employees participate on or after the Transitioned Employee’s Employment Effective Date and for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees beginning on the Employment Effective Date. Unless otherwise agreed, Allegheny shall be responsible for funding and distributing benefits under the Allegheny benefit plans in which Transitioned Employees participated prior to the Employment Effective Date and for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees for the period prior to the Employment Effective Date of such Transitioned Employee. Allegheny shall provide Service Provider with such information in Allegheny’s possession reasonably requested by Service Provider in order to fulfill its obligations under this Article 8.

8.4	Key Service Provider Personnel and Critical Affected Personnel.

(a)	Approval of Key Service Provider Personnel.

(i)	Before assigning an individual to act as one of the Key Service Provider Personnel whether as an initial assignment or a subsequent assignment, Service Provider shall notify Allegheny of the proposed assignment at least twenty (20) business days prior to the planned assignment, shall introduce the individual to appropriate Allegheny representatives, shall provide a reasonable opportunity for Allegheny representatives to interview the individual, and shall provide Allegheny with a resume, a plan describing the steps and education that will be performed regarding the turnover of responsibility to the proposed individual, and such other information about the individual as may be reasonably requested by Allegheny. If Allegheny in good faith objects to the proposed assignment, the Parties shall attempt to resolve Allegheny’s concerns on a mutually agreeable basis. If the Parties have not been able to resolve Allegheny’s concerns within five (5) business days of Allegheny communicating its concerns, Service Provider shall not assign the individual to that position and shall propose to Allegheny the assignment of another individual of suitable ability and qualifications.

(ii)	Within sixty (60) days after the Effective Date, Allegheny will, in consultation with Service Provider, designate up to *** to be held by Key Service Provider Personnel for all Service Categories combined, and Critical Affected Personnel totaling up to *** of the Transitioned Employees for all Service Categories combined. Service Provider shall identify and obtain Allegheny’s approval of all Service Provider Personnel constituting Key Service Provider Personnel in connection with a Service Category prior to the Commencement Date. The positions designated by Allegheny and the Key Service Provider Personnel that have been selected and approved as of the Effective Date are listed in Schedule 19.

(iii)	Allegheny may from time to time change the positions designated as Key Service Provider Personnel under this Agreement with Service Provider’s approval which shall not be unreasonably withheld.

(b)	Continuity of Key Service Provider Personnel. Subject to Sections 8.1(a) and 8.1(b), Service Provider shall cause each of the Key Service Provider Personnel to devote full time and effort to the provision of Services under this Agreement for the period specified in Schedule 19, and if not so specified, then for a minimum of *** from the date he or she assumes the position in question. Service Provider shall not transfer, reassign or remove any of the Key Service Provider Personnel (except as a result of voluntary resignation, involuntary termination for or without cause, illness, disability, or death) or announce its intention to do so during the specified period without Allegheny’s prior approval, which Allegheny may withhold in its sole discretion. Allegheny shall not unreasonably withhold its approval for Service Provider’s reassignment of Key Service Provider Personnel in the case of unanticipated circumstances that would create a personal hardship for such Key Service Provider Personnel absent such reassignment. In the event of the voluntary resignation, involuntary termination for or without cause, illness, disability, or death of one of its Key Service Provider Personnel during or after the specified period, Service Provider shall (i) give Allegheny as much notice as reasonably possible of such development, and (ii) expeditiously identify and obtain Allegheny’s approval of a suitable replacement. In addition, even after the specified period, Service Provider shall transfer, reassign or remove one of its Key Service Provider Personnel (except as a result of voluntary resignation, involuntary termination for or without cause, illness, disability, or death) only after (A) giving Allegheny prior notice of such action as soon as reasonably practicable but in any case no later than thirty (30) business days prior notice, (B) identifying and obtaining Allegheny’s approval of a suitable replacement as soon as reasonably possible prior to such transfer, reassignment or removal and (C) demonstrating to Allegheny’s reasonable satisfaction that such action will not have an adverse impact on Service Provider’s performance of its obligations under this Agreement. If Allegheny in good faith objects to the proposed removal based on the criteria described in this Section, the Parties shall attempt to resolve Allegheny’s concerns on a mutually agreeable basis. If the Parties have not been able to resolve Allegheny’s concerns within five (5) business days of Allegheny communicating its concerns, Service Provider shall not remove the individual from that position. Unless otherwise agreed, Service Provider shall not transfer, reassign or remove more than *** of the Key Service Provider Personnel in any *** period.

(c)	Continuity of Critical Affected Personnel. Service Provider shall cause each of the Critical Affected Personnel to devote full time and effort to the provision of Services under this Agreement during the period specified in Schedule 5A, and if not so specified, then for a minimum of *** immediately following his or her Employment Effective Date. Service Provider shall not transfer, reassign or remove any of the Critical Affected Personnel (except as a result of voluntary resignation, involuntary termination for or without cause, illness, disability, or death) during the specified period without Allegheny’s prior approval, which shall not be unreasonably withheld. In the event of the voluntary resignation, involuntary termination for or without cause, illness, disability or death of one of its Critical Affected Personnel during the specified period, Service Provider shall (i) give Allegheny as much notice as reasonably possible of such development, and (ii) expeditiously identify and obtain Allegheny’s approval of a suitable replacement.

(d)	Retention and Succession. Service Provider shall implement and maintain a retention strategy designed to retain Key Service Provider Personnel and Critical Affected Personnel on the Allegheny account for the prescribed period. Service Provider shall also maintain active succession plans for each of the Key Service Provider Personnel positions. Service Provider shall implement various retention strategies to retain Key Service Provider Personnel and Critical Affected Personnel, which may include, granting stock options, awards, salary increases, recognition events and other retention and incentive programs offered to similarly situated Service Provider employees. Upon termination or resignation of any Key Service Provider Personnel, Service Provider shall provide notice to Allegheny of such separation (but shall not be required to provide any other information as to the reason or basis for such separation) and identify potential suitable replacements.

8.5	Service Provider Account Manager.

Service Provider shall designate a “Service Provider Account Manager” for this Allegheny engagement who, unless otherwise agreed by Allegheny, shall maintain his or her office at 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601. Except as otherwise agreed to by Allegheny, the Service Provider Account Manager shall (i) be one of the Key Service Provider Personnel; (ii) be a full time employee of Service Provider; (iii) devote his or her full time and effort to managing the Services; (iv) not be transferred or reassigned for a minimum period of two (2) years from the initial assignment (except as a result of voluntary resignation, involuntary termination for or without cause, illness, disability, or death); (v) serve as the single point of accountability for the Services; (vi) be the single point of contact to whom all Allegheny communications concerning this Agreement may be addressed; (vii) have authority to act on behalf of Service Provider in all day-to-day matters pertaining to this Agreement; and (viii) have day-to-day authority for ensuring customer satisfaction and attainment of all Service Levels.

8.6	Compensation of Service Provider Account Manager and Key Service Provider Personnel.

(a)	Service Provider Account Manager. At a minimum, *** of the Service Provider Account Manager’s discretionary annual incentive compensation (and not less than *** of the Service Provider Account Manager’s total annual compensation) shall be based upon: (i) the level of customer satisfaction reflected in the periodic customer satisfaction surveys; (ii) the extent to which Service Provider has met or exceeded the Service Levels and Service Provider’s other responsibilities and obligations under this Agreement; (iii) Service Provider’s achievement of the objectives relating to Allegheny and its businesses, as reasonably determined by Allegheny; and (iv) Allegheny’s determination as to whether Service Provider has met the technical objectives set by the Allegheny Chief Information Officer or his or her designee.

(b)	Key Service Provider Personnel. At a minimum, *** of the annual incentive compensation plus *** of all annual merit-based increases of the Service Provider Personnel filling the Key Service Provider Personnel positions listed on Schedule 19 shall be based upon the factors set forth in Section 8.6(a) above.

(c)	Evaluation Input. Allegheny shall have a meaningful opportunity to provide information to Service Provider with respect to Allegheny’s evaluation of the performance of the Service Provider Account Manager and the other Key Service Provider Personnel and such evaluation shall be considered and accorded substantial weight by Service Provider in establishing the bonus and other compensation of such individuals.

8.7	Service Provider Personnel Are Not Allegheny Employees.

Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making Allegheny (or the Eligible Recipients) and Service Provider partners, joint venturers, principals, joint employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by Service Provider to perform work on Allegheny’s behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of Allegheny or the Eligible Recipients for any purpose. Service Provider, not Allegheny or the Eligible Recipients, has the right, power, authority and duty to supervise and direct the activities of the Service Provider Personnel and to compensate such Service Provider Personnel for any work performed by them on the behalf of Allegheny or the Eligible Recipients pursuant to this Agreement. Service Provider, and not Allegheny or the Eligible Recipients, shall be responsible and therefore solely liable for all acts and omissions of Service Provider Personnel, including acts or omissions constituting negligence, gross negligence, willful misconduct and/or fraud.

8.8	Replacement, Qualifications, and Retention of Service Provider Personnel.

(a)	Sufficiency and Suitability of Personnel. Service Provider shall assign (or cause to be assigned) sufficient Service Provider Personnel to provide the Services in accordance with this Agreement and such Service Provider Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform.

(b)	Requested Replacement. In the event that Allegheny determines lawfully and in good faith that the continued assignment to Allegheny of any individual Service Provider Personnel (including Key Service Provider Personnel) is not in the best interests of Allegheny or the Eligible Recipients, then Allegheny shall give Service Provider notice to that effect requesting that such Service Provider Personnel be replaced. Service Provider, after conferring with Allegheny, shall have fifteen (15) business days following Allegheny’s request for removal of such Service Provider Personnel in which to investigate the matters forming the basis of such request, correct any deficient performance and provide Allegheny with assurances that such deficient performance shall not recur (provided that, if requested to do so, Service Provider shall immediately remove (or cause to be removed) the individual in question from all Allegheny sites pending completion of Service Provider’s investigation and discussions with Allegheny). If, following such fifteen (15) business day period, Allegheny is not reasonably satisfied with the results of Service Provider’s efforts to correct the deficient performance and/or to ensure its non-recurrence, Service Provider shall, as soon as possible, remove and replace such Service Provider Personnel with an individual of suitable ability and qualifications, without cost to Allegheny. Nothing in this provision shall operate or be construed to limit Service Provider’s responsibility for the acts or omission of the Service Provider Personnel, or be construed as joint employment.

(c)	Turnover Rate and Data. Service Provider will use commercially reasonable efforts to keep the turnover rate of personnel performing the Services to a level comparable or better than the averages for *** performing similar services, and in any case as necessary to comply with the applicable Service Levels. If Allegheny determines that the turnover rate of Service Provider Personnel on the Allegheny account is higher than that noted above and so notifies Service Provider, Service Provider shall within ten (10) business days (i) provide Allegheny with data concerning Service Provider’s turnover rate, (ii) meet with Allegheny to discuss the reasons for the turnover rate, and (iii) submit a proposal for reducing the turnover rate for Allegheny’s review and approval. Notwithstanding any transfer or turnover of Service Provider Personnel, Service Provider shall remain obligated to perform the Services without degradation and in accordance with the Service Levels.

(d)	Restrictions on Performing Services to Competitors. Neither Service Provider nor any Subcontractor shall, without Allegheny’s prior consent, cause or permit any Transitioned Employee who is designated in Schedule 5A as being subject to the restrictions of this Section 8.8(d), and for so long as such Transitioned Employee remains employed by Service Provider or such Subcontractor, to perform services directly or indirectly for or market Service Provider’s services to a Direct Allegheny Competitor either while engaged in the provision of Services or during the twelve (12)-month period immediately following the termination of his or her involvement in the provision of such Services.

(e)	Service Provider Personnel. Service Provider shall (i) comply with applicable Laws with respect to verifying the authorization of Service Provider Personnel to work in any country in which they are assigned to perform Services and (ii) subject to applicable Laws, not assign to the Allegheny account any Service Provider Personnel who (A) Service Provider reasonably believes, based on the reasonable background checks conducted by Service Provider pursuant to this Section 8.8(e), have been convicted of a felony, (B) Service Provider reasonably believes are users of illegal drugs and/or are proven substance abusers, (C) Service Provider knows or reasonably should know, based on the reasonable background checks conducted by Service Provider pursuant to this Section 8.8(e), do not have a good credit history or (D) are otherwise disqualified from performing their assigned work under applicable Laws. To the extent allowed by applicable Laws, and except with respect to the Transitioned Employees, Service Provider shall perform or have performed a reasonable background check, drug test and credit check on all Service Provider Personnel assigned to work hereunder; provided that, if a satisfactory background check was completed in connection with the hiring of such Service Provider Personnel by Service Provider, it need not be repeated. Service Provider Personnel who do not meet criteria acceptable to Allegheny shall not be assigned to work hereunder.

8.9	Training/Career Opportunities.

Service Provider shall offer training, skills development and career growth opportunities to Transitioned Employees that are at least as favorable as those offered generally to its similarly situated employees.

8.10	Conduct of Service Provider Personnel.

(a)	Conduct and Compliance. While at Allegheny Sites or Allegheny Facilities, Service Provider Personnel shall (i) comply with the Allegheny Rules and other rules and regulations regarding personal and professional conduct generally applicable to personnel at such Allegheny Sites (and communicated to Service Provider in writing or by any other means generally used by Allegheny to disseminate such information to its employees or contractors), (ii) comply with reasonable requests of Allegheny or the Eligible Recipients personnel pertaining to personal and professional conduct, (iii) attend workplace training offered by Allegheny and/or the Eligible Recipients at Allegheny’s request, and (iv) otherwise conduct themselves in a businesslike and professional manner.

(b)	Identification of Service Provider Personnel. All Service Provider Personnel shall clearly identify themselves as Service Provider Personnel and not as employees of Allegheny and/or the Eligible Recipients. This shall include any and all communications, whether oral, written or electronic. Each Service Provider Personnel shall wear a badge indicating that he or she is employed by Service Provider or its Subcontractors when at an Allegheny Site or Facility. Service Provider Personnel will be required to display an Allegheny badge while at an Allegheny Facility or Allegheny Site, such badge will be clearly marked with the words “Contractor,” on the front of the badge in an offsetting color to the badge background, to indicate that the Service Provider Personnel are not an employee of Allegheny or an Eligible Recipient.

(c)	Restriction on Marketing Activity. Except for marketing representatives designated in writing by Service Provider to Allegheny, none of the Service Provider Personnel shall conduct any marketing activities to Allegheny or Eligible Recipient employees at Allegheny Facilities or sites (including marketing of any New Services), other than, subject to Section 13.4, reporting potential marketing opportunities to Service Provider’s designated marketing representatives.

8.11	Substance Abuse.

(a)	Employee Removal. To the extent permitted by applicable Laws, Service Provider shall immediately remove (or cause to be removed) any Service Provider Personnel who is known to be or reasonably suspected of engaging in substance abuse while at an Allegheny Facility or Site, in an Allegheny vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia, or, to the extent not permitted on at Allegheny Facilities or Allegheny Sites, alcohol, or the misuse of prescription or non-prescription drugs.

(b)	Substance Abuse Policy. Service Provider represents, warrants and covenants that it has and will maintain substance abuse policies, in each case in conformance with applicable Laws, and Service Provider Personnel will be subject to such policies. Service Provider represents, warrants and covenants that it shall require its Subcontractors who have become Subcontractors after the Effective Date and Affiliates providing Services to have and maintain such policy in conformance with applicable Law and to adhere to this provision.

8.12	Union Agreements and WARN Act.

(a)	Notice by Service Provider. Service Provider shall provide Allegheny not less than ninety (90) days’ notice of the expiration of any collective bargaining agreement with unionized Service Provider Personnel if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of Allegheny or an Eligible Recipient or impact Service Provider’s ability to timely perform its duties and obligations under this Agreement.

(b)	WARN Act Commitment. Service Provider shall not, for a period of sixty (60) days after the Employment Effective Date, cause any of the Transitioned Employees to suffer “employment loss” as that term is construed under the Worker Adjustment and Retraining Notification Act (“WARN Act”), if such employment loss could reasonably be anticipated to create any liability for Allegheny, the Eligible Recipients, or its or their Affiliates, under the WARN Act with respect to any such Transitioned Employees, unless Service Provider delivers notices under the WARN Act in a manner and at a time such that Allegheny, the Eligible Recipients, or its or their Affiliates bear no liability with respect thereto.

8.13	Directed Allegheny Employees.

(a)	Directed Allegheny Employees. Allegheny shall make available to Service Provider for use in Service Provider’s performance of Services the employees of Allegheny listed on Schedule 31 (so long as they remain employees with Allegheny or an Eligible Recipient and are not unavailable due to reasons beyond Allegheny’s reasonable control) for the period commencing on the Commencement Date and extending through the date specified for each such employee on Schedule 31 (such period with respect to each such employee, the “Directed Employee Period” and each such employee during such respective period, a “Directed Allegheny Employee”). *** Service Provider shall provide direction to Allegheny management personnel who will instruct Directed Allegheny Employees to perform activities in connection with Service Provider’s performance of the Services in a manner consistent with the technical direction provided by Service Provider. Service Provider shall not have authority to hire, fire, impose discipline or otherwise to take personnel related actions with respect to the Directed Allegheny Employees. The Parties agree that no employer and employee relationship is to be created between Service Provider and the Directed Allegheny Employees, and further that no employee benefits available to employees of Service Provider shall accrue to the Directed Allegheny Employees. Service Provider will at all times exercise its right to provide Allegheny management with technical direction regarding the activities of the Directed Allegheny Employee in accordance with Allegheny’s policies, and in consultation, as necessary, with the Allegheny Contract Executive or his/her designee. In respect of the Directed Allegheny Employees, Service Provider shall not be responsible for implementing and administering Allegheny human resources policies, practices or procedures, including without limitation those addressing hiring, compensation, promotions, transfers, terminations, employment related complaints, or general career development and performance management. Deficient performance by any Directed Allegheny Employee while performing a function under Service Provider’s direction shall not constitute a failure by Allegheny to perform any of its obligations under this Agreement, and shall not excuse Service Provider from any of its obligations under this Agreement. Other terms applicable to the Directed Allegheny Employees shall otherwise be as provided in Schedule 31.

(b)	***.

9.	SUPPLIER RESPONSIBILITIES

9.1	Policy and Procedures Manual.

(a)	Delivery and Contents. As part of the Services, and at no additional cost to Allegheny, Service Provider shall deliver to Allegheny for its review, comment and approval (i) an outline of the topics, including the topics in Schedule 6B, to be addressed in a management policy and procedures manual for each Service Category within thirty (30) days after the Commencement Date, (ii) a final draft of such policy and procedures manual within ninety (90) days after the Commencement Date (the “Policy and Procedures Manual”), and (iii) an update of the Policy and Procedures Manual within 180 days after the Commencement Date to incorporate the changes specific to the mode of operations after the changes contemplated by the IT Transformation Plan are in effect. The delivery requirements described are in addition to the more detailed delivery requirements specified in Schedule 6B. At a minimum, the Policy and Procedures Manual shall include the following:

(i)	a detailed description of the Services to the extent not described in Schedule 2 and the manner in which each will be performed by Service Provider, including (A) the Equipment, Software, and Systems to be procured, operated, supported or used; (B) documentation (including operations manuals, user guides, specifications, policies/procedures and disaster recovery plans) providing further details regarding the Services; (C) the specific activities to be undertaken by Service Provider in connection with each Service, including, where appropriate, the direction, supervision, monitoring, staffing, reporting, planning and oversight activities to be performed by Service Provider under this Agreement; (D) the checkpoint reviews, testing, acceptance, controls and other procedures to be implemented and used to assure service quality; and (E) the Allegheny-approved processes, methodologies and controls to be implemented and used by Service Provider to support Allegheny’s compliance with GAAP, where applicable, the Sarbanes-Oxley Act of 2002, and any and all applicable Laws, consistent with Allegheny’s interpretations and control objectives (which will take into consideration information provided by Service Provider);

(ii)	the procedures for Allegheny/Service Provider interaction and communication, including (A) call lists; (B) procedures for and limits on direct communication by Service Provider with Allegheny Personnel (excluding Directed Allegheny Employees); (C) problem management and escalation procedures; (D) priority and project procedures; (E) Acceptance testing and procedures; (F) Quality Assurance procedures and checkpoint reviews; (G) the Project formation process and implementation methodology; and (H) annual and quarterly financial objectives, budgets, and performance goals; and

(iii)	practices and procedures addressing such other issues and matters as Allegheny shall reasonably require relating to the Services.

To the extent not in direct conflict with a specific requirement in this Agreement and the Schedules, Service Provider shall incorporate Allegheny’s then-current policies and procedures in the Policy and Procedures Manual to the extent it is directed to do so by Allegheny; ***.

(b)	Revision and Maintenance. Service Provider shall incorporate any comments or suggestions of Allegheny into the Policy and Procedures Manual and shall deliver a final revised version to Allegheny for its approval within fifteen (15) days of its receipt of such comments and suggestions. The Policy and Procedures Manual will be delivered and maintained by Service Provider in hard copy and electronic formats and will be accessible electronically to Allegheny management and Authorized Users in a manner consistent with Allegheny’s security policies.

(c)	Compliance. Service Provider shall perform the Services in accordance with Allegheny’s requirements (which will take into consideration information provided by Service Provider) as to GAAP and the Sarbanes-Oxley Act of 2002, and any and all applicable Laws and Allegheny’s then-current policies and procedures until the Policy and Procedures Manual is finalized and agreed upon by the Parties. Thereafter, Service Provider shall perform the Services in accordance with the Policy and Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual.

(d)	Modification and Updating. Service Provider shall promptly modify and update the Policy and Procedures Manual monthly to reflect changes in the operations or procedures described therein and to comply with Allegheny Standards, the Technology and Business Process Plan and Strategic Plans as described in Section 9.5. Service Provider shall provide the proposed changes in the manual to Allegheny for review, comment and approval. To the extent such change could (i) increase Allegheny’s total costs of receiving the Services, (ii) require material changes to the facilities, systems, software or equipment of Allegheny and/or the Eligible Recipients, (iii) have an adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services, or (iv) violate or be inconsistent with the Allegheny Standards, the Technology and Business Process Plan or Strategic Plans, Service Provider shall not implement such change without first obtaining Allegheny’s approval, which Allegheny may withhold in its sole discretion. For the avoidance of doubt, Allegheny will not reject any modification or update to the Policy and Procedures Manual that is necessary to make the Policy and Procedures Manual consistent with the Allegheny Standards, the Technology and Business Process Plan or Strategic Plans, as each have been approved by Allegheny.

(e)	Annual Review. The Parties shall meet to perform a formal annual review of each Policy and Procedures Manual on each anniversary of the Commencement Date.

9.2	Reports.

(a)	Reports. Service Provider shall provide Allegheny with reports pertaining to the performance of the Services and Service Provider’s other obligations under this Agreement sufficient to permit Allegheny to monitor and manage Service Provider’s performance (“Reports”). The Reports to be provided by Service Provider at no additional charge shall include those described in Schedule 13 at the frequencies provided therein, as well as those provided by Allegheny in connection with a Service Category prior to the Commencement Date. All Reports listed on Schedule 13 shall be provided to Allegheny as part of the Services and at no additional charge to Allegheny. In addition, from time to time, Allegheny may identify additional Reports to be generated by Service Provider and delivered to Allegheny on an ad hoc or periodic basis. If Service Provider can generate such additional reports using Service Provider Personnel, Systems and Software then-assigned to provide the Services without degradation of Services or Service Levels, Service Provider will do so at no additional charge. The Reports described in Schedule 13 and, to the extent reasonably possible, all other Reports provided under this Section 9.2, shall be delivered to Allegheny (i) by secure on-line connection in an electronic format capable of being accessed by Microsoft Office components and downloadable by Allegheny, with the information contained therein capable of being displayed graphically and accessible from a web browser, and (ii) in traditional printed form.

(b)	Back-Up Documentation. As part of the Services, Service Provider shall provide Allegheny with such documentation and other information available to Service Provider as may be reasonably requested by Allegheny from time to time in order to verify the accuracy of the Reports provided by Service Provider. In addition, Service Provider shall provide Allegheny with all documentation and other information reasonably requested by Allegheny from time to time to verify that Service Provider’s performance of the Services is in compliance with the Service Levels and this Agreement.

(c)	Correction of Errors. As part of the Services and at no additional charge to Allegheny, Service Provider shall promptly correct any errors or inaccuracies in or with respect to the Reports, or the information or data contained in such Reports, caused by Service Provider or its agents, Subcontractors, or Managed Third Parties.

9.3	Governance Model; Meetings.

(a)	Governance Model. The Parties shall manage their relationship under this Agreement using the governance model in Schedule 6. The Parties shall use commercially reasonable efforts to complete and agree upon Schedule 6 within thirty (30) days after the Effective Date.

(b)	Meetings. During the Term, representatives of the Parties shall meet periodically or as requested by Allegheny to discuss matters arising under this Agreement, including any such meetings provided for under the Transition Plan. Each Party shall bear its own costs in connection with the attendance and participation of such Party’s representatives in such meetings. Such meetings shall include, at a minimum, the following:

(i)	a periodic meeting at least monthly to review performance and monthly reports, planned or anticipated activities and changes that might impact performance, and such other matters as appropriate;

(ii)	a quarterly management meeting to review the monthly reports, review Service Provider’s overall performance under the Agreement, review progress on the resolution of issues, provide a strategic outlook for Allegheny’s and the Eligible Recipients’ information systems requirements, and discuss such other matters as appropriate;

(iii)	a meeting associated with the transition and ongoing provision of the Services, quarterly during the first year of the Term and semi-annually thereafter;

(iv)	a quarterly meeting of senior management of both Parties to review relevant contract and performance issues;

(v)	a periodic meeting of management of both Parties in which Service Provider will (A) explain how the Systems that Service Provider operates in connection with the provision of the Services work and are operated, (B) explain how the Services are provided at a management level and at such additional level of detail as Allegheny may reasonably request, (C) provide such training and documentation as Allegheny may require for Allegheny to be able to direct the operation of the Services; and

(vi)	such other meetings of Allegheny and Service Provider Personnel, including senior management of Service Provider, as Allegheny may reasonably request.

(c)	Agenda and Minutes. For each such meeting, upon Allegheny request, Service Provider shall prepare and distribute an agenda, which will incorporate the topics designated by Allegheny. Service Provider shall distribute such agenda in advance of each meeting so that the meeting participants may prepare for the meeting. In addition, upon Allegheny request, Service Provider shall record and promptly distribute minutes for every meeting for review and approval by Allegheny.

(d)	Authorized User and Eligible Recipient Meetings. Service Provider shall notify the Allegheny Contract Executive in advance of scheduled meetings with Authorized Users or Eligible Recipients (other than meetings pertaining to the provision of specific Services on a day-to-day basis) and shall invite the Allegheny Contract Executive to attend such meetings or to designate a representative to do so.

9.4	Quality Assurance and Internal Controls.

(a)	Service Provider shall develop and implement Quality Assurance and internal control processes and procedures, including implementing tools and methodologies, to ensure that the Services are performed in an accurate and timely manner, in accordance with(i) the Service Levels and other requirements of this Agreement, (ii)***(iii) the Laws applicable to Allegheny and the Eligible Recipients ***and (iv) industry and sound utility practice standards applicable to Allegheny and the Eligible Recipients and the performance of the Services. Such processes, procedures and controls shall include verification, checkpoint reviews, testing, acceptance, and other procedures for Allegheny to assure the quality and timeliness of Service Provider’s performance. Without limiting the generality of the foregoing, Service Provider will:

(i)	Maintain a strong control environment in day-to-day operations, to assure that the following fundamental control objectives are met: (1) operational information is valid, complete and accurate; (2) operations are performed efficiently and achieve effective results, consistent with the requirements of this Agreement; (3) assets are safeguarded; and (4) actions and decisions of the organization are in compliance with Laws;

(ii)	Build the following basic control activities into work processes: (1) accountability clearly defined and understood; (2) access properly controlled; (3) adequate supervision; (4) policies, procedures, and responsibilities documented; (5) adequate training and education to Service Provider Personnel (6) adequate separation of duties; and (7) recorded assets compared with existing assets;

(iii)	Develop and execute a process to ensure periodic control self-assessments are performed with respect to all Services;

(iv)	Maintain an internal audit function to sufficiently monitor the processes and Systems used to provide the Services (i.e., perform audits, track control measures, communicate status to management, drive corrective action, etc.);

(v)	Conduct investigations of suspected fraudulent activities within Service Provider’s organization that impact or could impact Allegheny or the Eligible Recipients. Service Provider shall promptly notify Allegheny of any such suspected fraudulent activity and the results of any such investigation as they relate to Allegheny or the Eligible Recipients. At Service Provider’s request, Allegheny shall provide reasonable assistance to Service Provider in connection with any such investigation; and

(vi)	Comply with the Allegheny and the FERC Code of Conduct Rules.

(b)	Service Provider shall submit such processes, procedures and controls to Allegheny for its review, comment and approval within forty-five (45) days after the Commencement Date and shall use commercially reasonable efforts to finalize such processes, procedures and controls and obtain Allegheny’s final approval within ninety (90) days after the Commencement Date. Upon Allegheny’s approval, such processes and procedures shall be included in the Policy and Procedures Manual. Prior to the approval of such processes and procedures by Allegheny, Service Provider shall adhere strictly to Allegheny’s then current policies procedures, and controls. No failure or inability of the quality assurance procedures to disclose any errors or problems with the Services shall excuse Service Provider’s failure to comply with the Service Levels and other terms of this Agreement.

9.5	Processes, Procedures, Architecture, Standards and Planning.

(a)	Service Provider Support. As requested by Allegheny, Service Provider shall assist Allegheny on an on-going basis in defining (A) information technology, procurement, and/or inventory management and other standards, policies, practices, processes, procedures and controls to be adhered to and enforced by Service Provider in the performance of the Services and (B) the associated IT technologies architectures, standards, products and systems to be provided, operated, managed, supported and/or used by Service Provider in connection therewith (collectively, the “Allegheny Standards”).

Service Provider also shall assist Allegheny on an annual basis in preparing Strategic Plans and short-term implementation plans. The assistance to be provided by Service Provider shall include: (i) active participation with Allegheny representatives on permanent and ad hoc committees and working groups addressing such issues; (ii) assessments of the then-current Allegheny Standards at a level of detail sufficient to permit Allegheny to make informed business decisions; (iii) analyses of the appropriate direction for such Allegheny Standards in light of business priorities, business strategies, competitive market forces, and changes in technology; (iv) the provision of information to Allegheny regarding Service Provider’s technology, business processes and telecommunications strategies for its own business; and (v) recommendations regarding standards, processes, procedures and controls and associated technology architectures, standards, products and systems. With respect to each recommendation, Service Provider shall provide the following at a level of detail sufficient to permit Allegheny to make an informed business decision: (1) the projected cost to Allegheny and the Eligible Recipients and cost/benefit analyses; (2) the changes, if any, in the personnel and other resources Service Provider, Allegheny and/or the Eligible Recipients will require to operate and support the changed environment; (3) the resulting impact on the total costs of Allegheny and the Eligible Recipients; (4) the expected performance, quality, responsiveness, efficiency, reliability, security risks and other service levels; and (5) general plans and projected time schedules for development and implementation. Any assistance provided by Service Provider under this Section 9.5(a), (d) or (e) shall be at no additional charge beyond the Charges specified in Schedule 4 for the Services, ***.

(b)	Service Provider Familiarity with Allegheny Standards. Service Provider will be informed as to the Allegheny Standards as of the Commencement Date to the extent necessary for Service Provider to perform the Services in compliance with the requirements of this Agreement, and will otherwise be fully informed as to the Allegheny Standards applicable to the Services within sixty (60) days following the Effective Date, in each case through the written materials provided by Allegheny, through Service Provider’s due diligence and through Service Provider’s hiring of the Transitioned Employees. Service Provider shall be responsible, consistent with the preceding sentence, for documenting the Allegheny Standards in the applicable Policy and Procedures Manual in accordance with Section 9.1. Additions, deletions or modifications to the Allegheny Standards shall be communicated in writing by Allegheny to Service Provider.

(c)	Allegheny Authority and Service Provider Compliance. Allegheny shall have final authority to promulgate Allegheny Standards and Strategic Plans and to modify or grant waivers from such Allegheny Standards and Strategic Plans. Service Provider shall (i) comply with and implement the Allegheny Standards and Strategic Plans in providing the Services, (ii) work with Allegheny to enforce the Allegheny Standards and Strategic Plans, (iii) modify the Services as and to the extent necessary and to a schedule to conform to such Allegheny Standards and Strategic Plans, *** and (iv) obtain Allegheny’s prior written approval for any deviations from such Allegheny Standards and Strategic Plans. ***.

(d)	Financial, Forecasting and Budgeting Support. To support Allegheny’s forecasting and budgeting processes, Service Provider shall provide the following processes information regarding the costs to be incurred by Allegheny and/or the Eligible Recipients in connection with the Services and the cost/benefit to Allegheny and/or the Eligible Recipients associated therewith: (i) actual and forecasted utilization of Resource Units; (ii) actual and forecasted changes in the total cost or resource utilization of Allegheny and the

Eligible Recipients associated with changes to the environment; and (iii) opportunities to modify or improve the Services, to reduce the Charges, Pass-Through Expenses or retained expenses incurred by Allegheny. Such information shall be provided at Allegheny’s request and in accordance with the schedule established by Allegheny.

(e)	Technology and Business Process Plan. Service Provider shall develop and implement a technology and business process plan that is consistent with the Allegheny Standards and Strategic Plan, and (where applicable) the Transformation Plan, and that shows how Service Provider will provide the Services to enable Allegheny to achieve the Strategic Plan objectives and to implement and support Allegheny’s business, information technology, procurement, and/or inventory management objectives and strategies (“Technology and Business Process Plan”). The development of the Technology and Business Process Plan will be an iterative process that Service Provider shall carry out in consultation with Allegheny. The timetable for finalization of the Technology and Business Process Plan shall be set each year having regard to the timetable for the Strategic Plan.

(i)	Process. The process for developing and approving the Technology and Business Process Plan shall be as follows. Service Provider shall provide a draft Technology and Business Process Plan each year that is consistent with the Allegheny Standards and Strategic Plan, and (where applicable) the Transformation Plan, and that includes multi-year implementation plans to achieve multi-year objectives. Allegheny shall review the draft Technology and Business Process Plan and provide requested amendments. Service Provider shall incorporate any such amendments, unless it reasonably believes that any requested amendment would not assist Allegheny to achieve its objectives and strategies. *** Allegheny and Service Provider shall escalate any disagreements about requested amendments to the draft Technology and Business Process Plan in accordance with the dispute resolution procedure in Article 19. Following approval by Allegheny, the draft Technology and Business Process Plan will replace the previous plan. Approval of the Technology and Business Process Plan by Allegheny shall not relieve Service Provider of any obligation under this Agreement in relation to its provision of the Services.

(ii)	Contents. In the Technology and Business Process Plan, Service Provider shall, among other things, include plans for: (A) refreshing Equipment and Software (consistent with the refresh cycles defined in defined in this Agreement or its Schedules); (B) adopting new technologies and business processes as part of the Technology and Business Process Evolution of the Services, as defined in this Agreement; and (C) maintaining flexibility as described in Section 9.17. In the Technology and Business Process Plan, Service Provider shall also present implementation plans for the achievement of the Strategic Plan and the Allegheny Standards.

(iii)	Compliance and Reporting. Service Provider shall comply with the Technology and Business Process Plan at all times, unless Allegheny agrees to depart from the Technology and Business Process Plan. Any such agreement to depart from the Technology and Business Process Plan from the date on which it is signed by Allegheny will not relieve Service Provider of its responsibilities under the previous plan prior to the date of such agreement. ***.

9.6	Change Control.

(a)	Compliance with Change Control Procedures. In making any change in the information technology, application design and maintenance, procurement, and/or inventory management or other standards, processes, procedures and controls or associated IT technologies architectures, standards, products, Software, Equipment, Systems, Services or Materials provided, operated, managed, supported or used in connection with the Services, Service Provider shall comply with the change control procedures specified in the Policy and Procedures Manual (“Change Control Procedures”). The Policy and Procedures Manual shall contain a procedure that allows Allegheny to exercise the approval rights in this Section and complies with the following requirements:

(i)	Impact Assessment. If Service Provider desires to make any change, upgrade, replacement or addition that may have a material adverse impact or require material changes as described in Section 9.6(c) or materially increase the risk of Service Provider not being able to provide the Services in accordance with this Agreement or violate or be inconsistent with Allegheny Standards or Strategic Plans, then Service Provider shall prepare a written risk assessment and mitigation plan: (1) describing in detail the nature and extent of such adverse impact or risk; (2) describing any benefits, savings or risks to Allegheny or the Eligible Recipients associated with such change; and (3) proposing strategies to mitigate any adverse risks or impacts associated with such change and, after consultation and agreement with Allegheny, implement the plan.

(ii)	Testing. Each time that Service Provider makes a material change (i.e., more than routine maintenance and like-for-like changes in the environment) to the Software, Equipment, Systems, Services or Materials Service Provider shall perform testing at a reasonable and mutually agreed level of detail to ensure the change will not have an adverse impact on the costs, business, or environment of Allegheny or an Eligible Recipient or on the functionality interoperability, performance, accuracy, speed, legality, responsiveness, quality or resource efficiency of, the Services, including user acceptance testing.

(iii)	Prior to making any change or using any new (e.g., not tested in or for the Allegheny environment) Software, Equipment or System to provide the Services, Service Provider shall have verified by appropriate testing that the change or item has been properly installed, is operating in accordance with its specifications, is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the Allegheny environment. This obligation shall be in addition to any unit testing done by Service Provider as part of routine deployment or installation of Software or Equipment.

(b)	Financial Responsibility For Changes. Unless otherwise set forth in this Agreement, including specified in Schedule 2 or 4B, or approved in accordance with Section 9.6(c) or otherwise, Service Provider shall bear all charges, fees and costs associated with any change desired by Service Provider, including all charges, fees and costs associated with (i) the design, installation, implementation, testing and rollout of such change, (ii) any modification or enhancement to, or substitution for, any impacted business process or associated Software, Equipment, System, Services or Materials, (iii) any increase in the cost to Allegheny or the Eligible Recipients of operating, maintaining or supporting any impacted business process or associated Software, Equipment, System, Services or Materials, and (iv) subject to Section 9.6(h), any increase in Resource Unit usage resulting from such change.

(c)	Allegheny Approval – Cost, Adverse Impact. Service Provider shall make no change which will (i) increase Allegheny’s total cost of receiving the Services, (ii) require material changes to, or have an adverse impact on, Allegheny’s or an Eligible Recipient’s business, operations, facilities, business processes, systems, software, utilities, tools or equipment (including those provided, managed, operated, supported and/or used on their behalf by Allegheny Third Party Contractors), (iii) require Allegheny or the Eligible Recipients to install, at their expense, a new version, release, Upgrade of, or replacement for, any Software or Equipment or to modify any Software or Equipment, (iv) have an adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services, (v) have an adverse impact on any Applications run by Allegheny or the Eligible Recipients, (vi) have an adverse impact on Service Provider’s ability to adequately deliver the Services, (vii) have an adverse impact on the cost, either actual or planned, to Allegheny of terminating all or any part of the Services or exercising its right to in-source or use third parties, (viii) have an adverse impact on Allegheny’s or an Eligible Recipient’s environment (including its flexibility to deal with future changes, interoperability and its stability), (ix) introduce new technology to (A) Allegheny’s or an Eligible Recipient’s environment or business or (B) Service Provider’s environment, to the extent that such introduction has or may have an adverse impact on Allegheny’s or an Eligible Recipient’s environment, (x) have an adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality, cost or resource efficiency of Allegheny’s Retained Systems and Business Processes, or (xi) violate or be inconsistent with Allegheny Standards or Strategic Plans as specified in Section 9.5, without first obtaining Allegheny’s approval, which approval Allegheny may withhold in its sole discretion. If Service Provider desires to make such a change, it shall provide to Allegheny a written proposal describing in detail the extent to which the desired change may affect the functionality, performance, price or resource efficiency of the Services and any benefits, savings or risks to Allegheny or the Eligible Recipients associated with such change.

(d)	Information for Exercise of Strategic Authority. In order to facilitate Allegheny’s strategic control pursuant to Section 9.5, Service Provider will provide Allegheny with such information as Allegheny shall reasonably require prior to making any proposed change. Such information shall include, at a minimum, a description of the proposed rights of Allegheny and the Eligible Recipients with respect to ownership and licensing (including any related restrictions) relating to such Software, Equipment or other technology or Materials. Such description shall include the license fees, maintenance fees and/or purchase or lease terms (if any) for use of such Software, Equipment or other technology or Materials by Allegheny, the Eligible Recipients and their respective third party contractors upon termination or expiration of the Term and any limitations or conditions on such use.

(e)	Temporary Emergency Changes. Notwithstanding the foregoing, Service Provider may make temporary changes required by an emergency if it has been unable to contact the Allegheny Contract Executive or his or her designee to obtain approval after making reasonable efforts. Service Provider shall document and report such emergency changes to Allegheny not later than the next business day after the change is made. Such changes shall not be implemented on a permanent basis unless and until approved by Allegheny.

(f)	Implementation of changes. Service Provider will schedule and implement all changes so as not to (i) disrupt or adversely impact the business or operations of Allegheny or the Eligible Recipients, (ii) degrade the Services then being received by them, or (iii) interfere with their ability to obtain the full benefit of the Services.

(g)	Planning and Tracking. On a monthly basis, Service Provider will prepare a rolling quarterly “look ahead” schedule for ongoing and planned changes for the next three (3) months. The status of changes will be monitored and tracked by Service Provider against the applicable schedule.

(h)	Comparisons. For any change, Service Provider shall, upon Allegheny’s request, perform a comparison at a reasonable and mutually agreed level of detail, between the amount of Resource Units required to perform a representative sample of the Services being performed for Allegheny and the Eligible Recipients immediately prior to the change and immediately after the change. Allegheny shall not be required to pay for increased Resource Unit usage due to a change except to the extent that such change is requested or approved by Allegheny after notice from Service Provider of such increased Resource Unit usage.

9.7	Software Currency.

(a)	Currency of Software. Subject to and in accordance with Sections 6.4, 9.5, 9.6, 9.7(c) and Schedule 4, Service Provider will maintain reasonable currency, in compliance at least with the currency requirements set forth in Schedule 2.2, for Software for which it is financially responsible under this Agreement and to provide maintenance and support for new releases and versions of Software for which it is operationally responsible. At Allegheny’s direction, Service Provider shall operate multiple releases or versions of Software to the extent multiple versions are supported by Allegheny prior to the Commencement Date or as set forth in Schedule 2.2, without any increase in the Monthly Base Charges. ***. In addition, unless otherwise directed by Allegheny, (A) Service Provider shall keep Software within release levels supported by the appropriate third party vendor to ensure compatibility with other Software or Equipment components of the Systems and of Allegheny’s Retained Systems and Business Processes, unless otherwise specified in Schedule 4F, and (B) Service Provider shall install Minor Releases promptly or, if earlier, as requested by Allegheny as such Minor Releases become commercially available. ***.

(b)	Evaluation and Testing. Prior to installing a new Major Release or Minor Release, Service Provider shall evaluate and test such Release to verify that it will perform in accordance with this Agreement and the Allegheny Standards and Strategic Plans and that it will not (i) increase Allegheny’s total cost of receiving the Services, (ii) require material changes to Allegheny’s or the Eligible Recipient’s business, facilities, systems, software or equipment, (iii) adversely impact the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services, or (iv) violate or be inconsistent with Allegheny Standards or Strategic Plans or applicable Laws. The evaluation and testing performed by Service Provider shall be at least consistent with the reasonable and accepted industry norms applicable to the performance of such Services and shall be at least as rigorous and comprehensive as the evaluation and testing usually performed by highly qualified service providers under such circumstances.

(c)	Approval by Allegheny. Notwithstanding Section 9.7(a), Service Provider shall confer with Allegheny prior to installing any Major Release or Minor Release, shall provide Allegheny with the results of its testing and evaluation of such Release and a detailed implementation plan and shall not install such Release if directed not to do so by Allegheny; provided that Service Provider will be provided relief from meeting any affected Service Levels due to Allegheny’s decision not to install such Release subject to Section 9.7(d). Where specified by Allegheny, Service Provider shall not install new Software releases or make other Software changes until Allegheny has completed and provided formal signoff on successful user acceptance testing. Service Provider shall not install new Software releases or make other Software changes if doing so would require Allegheny or the Eligible Recipients to install new releases of, replace, or make other changes to Applications Software or other Software for which Allegheny is financially responsible unless Allegheny consents to such change. Service Provider shall install, operate and support multiple versions of the same Software ***.

(d)	Allegheny Refresh Delay or New Software***.

9.8	Network Configuration Data.

Service Provider (i) shall provide Allegheny (and its third party vendors) with network configuration data pertinent to Allegheny’s and/or the Eligible Recipients’ use of the network supported by Service Provider; and (ii) hereby grants to Allegheny (and its third party vendors) the unlimited right to use such data in connection with businesses of Allegheny and the Eligible Recipients.

9.9	Specialized Skills and Resources; Disagreements Regarding New Services.

(a)	Upon Allegheny’s request, Service Provider shall provide Allegheny and the Eligible Recipients with prompt access to Service Provider’s specialized services, personnel and resources pertaining to information technology, procurement, and/or inventory management standards, processes and procedures and associated software, equipment and systems on an expedited basis taking into account the relevant circumstances (the “Specialized Services”). The Parties acknowledge that the provision of such Specialized Services may, in some cases, constitute New Services for which Service Provider is entitled to additional compensation, but in no event shall Service Provider be entitled to any additional compensation for New Services under this subsection unless the Allegheny Contract Executive and Service Provider Account Manager, or their authorized designee, expressly agree upon such additional compensation or Service Provider’s entitlement to additional compensation is established through the dispute resolution process.

(b)	If Allegheny authorizes Service Provider to proceed with any work *** but the Parties disagree as to whether such work constitutes New Services, Service Provider shall proceed with such work and the disagreement shall be submitted to dispute resolution pursuant to Article 19. At Service Provider’s request, Allegheny shall immediately escalate the dispute arising from this Section 9.9(b) to Allegheny’s Vice President and Controller in advance of Service Provider being required to proceed with the Services in dispute.

9.10	Audit Rights.

(a)	Contract Records. Service Provider shall, and shall cause its Subcontractors and suppliers to, maintain complete and accurate records of and supporting documentation for all Charges, all Allegheny Data and all transactions, authorizations, changes, implementations, soft document accesses, reports, filings, returns, analyses, procedures, controls, records, data or information created, generated, collected, processed or stored by Service Provider pertinent or related to the Services (“Contract Records”). Service Provider shall maintain such Contract Records in accordance with applicable Laws. Service Provider shall retain Contract Records in accordance with Allegheny’s record retention policy, as modified from time to time*** in writing, during the Term and any Termination Assistance Services period and thereafter through the end of the second full calendar year after the calendar year in which Service Provider stopped performing Services (including Termination Assistance Services requested by Allegheny under Section 4.4) (the “Audit Period”).

(b)	Operational Audits. During the Audit Period, and upon reasonable prior notice, Service Provider shall, and shall cause its Subcontractors and suppliers to, provide to Allegheny (and internal and external auditors, inspectors, regulators and other representatives that Allegheny may designate from time to time, including customers, vendors, licensees and other third parties to the extent Allegheny or the Eligible Recipients are legally or contractually obligated to submit to audits by such entities) access at reasonable hours to Service Provider Personnel, to the facilities at or from which Services are then being provided and to Service Provider records and other pertinent information, all to the extent relevant to the Services and Service Provider’s obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections, to (i) verify the integrity of Allegheny Data, (ii) examine the systems that process, store, support and transmit that data, (iii) examine the internal controls (e.g., information technology, procurement, and/or inventory management controls, organizational controls, input/output controls, system modification controls, processing controls, system design controls, and access controls) and the security, disaster recovery and back-up practices and procedures, (iv) examine Service Provider’s performance of the Services, (v) verify Service Provider’s reported performance against the applicable Service Levels, (vi) examine Service Provider’s measurement, monitoring and management tools, and (vii) enable Allegheny and the Eligible Recipients to meet applicable legal, regulatory and contractual requirements (including those associated with the Sarbanes-Oxley Act of 2002 and the implementing regulations promulgated by the United States Securities and Exchange Commission and Public Company Accounting Oversight Board), in each case to the extent applicable to the Services. Service Provider shall (1) provide any assistance reasonably requested by Allegheny or its designee in conducting any such audit, including installing and operating audit software (subject to each non-governmental auditor’s compliance with Service Provider’s reasonable security rules and procedures communicated in advance and applicable to other parties accessing Service Provider’s systems), (2) make requested personnel, records and information available to Allegheny or its designee, and (3) in all cases, provide such assistance, personnel, records and information in an expeditious manner to facilitate the timely completion of such audit. If an audit reveals a breach of this Agreement that is material relative to the scope of the audit, Service Provider shall promptly reimburse Allegheny for the actual cost of such audit and any damages, fees, fines, or penalties assessed against or incurred by Allegheny as a result thereof.

(c)	Financial Audits. During the Audit Period, and upon reasonable prior notice, Service Provider shall, and shall cause its Subcontractors to, provide to Allegheny (and internal and external auditors, inspectors, regulators and other representatives that Allegheny may designate from time to time, including customers, vendors, licensees and other third parties to the extent Allegheny or the Eligible Recipients are legally or contractually obligated to submit to audits by such entities) access at reasonable hours to Service Provider Personnel and to Contract Records and other pertinent information to conduct financial audits, all to the extent relevant to the performance of Service Provider’s obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections to (i) verify the accuracy and completeness of Contract Records, (ii) verify the accuracy and completeness of Charges and any Pass-Through Expenses and Out-of-Pocket Expenses, (iii) examine the financial controls, processes and procedures utilized by Service Provider in connection with the provision of the Services, (iv) examine Service Provider’s performance of its other financial and accounting obligations, and (v) enable Allegheny and the Eligible Recipients to meet applicable legal, regulatory and contractual requirements, in each case to the extent applicable to the Services and/or the Charges for such Services. Service Provider shall (1) provide any assistance reasonably requested by Allegheny or its designee in conducting any such audit, (2) make requested personnel, records and information available to Allegheny or its designee, and (3) in all cases, provide such assistance, personnel, records and information in an expeditious manner to facilitate the timely completion of such audit. If any such audit reveals an overcharge by Service Provider, and Service Provider does not successfully dispute the amount questioned by such audit in accordance with Article 19, Service Provider shall promptly pay to Allegheny the amount of such overcharge, together with interest from the date of Service Provider’s receipt of such overcharge at the Interest Rate. In addition, if any such audit reveals an overcharge of more than *** of the audited Charges in any Charges category, Service Provider shall promptly reimburse Allegheny for the actual cost of such audit (including auditors’ fees). ***

(d)	Audit Assistance. Allegheny and certain Eligible Recipients may be subject to regulation and audit by governmental bodies, standards organizations, other regulatory authorities, customers or other parties to contracts with Allegheny or an Eligible Recipient under applicable Laws, rules, regulations, standards and contract provisions. If a governmental body, standards organization, other regulatory authority or customer or other party to a contract with Allegheny or an Eligible Recipient exercises its right to examine or audit Allegheny’s or an Eligible Recipient’s books, records, documents or accounting practices and procedures pursuant to such Laws, rules, regulations, standards or contract provisions, Service Provider shall provide all assistance requested by Allegheny or the Eligible Recipient in responding to such audits or requests for information and shall do so in an expeditious manner to facilitate the prompt closure of such audit or request.

(e)	General Procedures.

(i)	Service Provider shall obtain audit rights substantially the same as those specified in this Section 9.10 to the extent the audit rights are relevant to the Services (except as otherwise provided in Section 9.10(i)) from all Subcontractors and will cause such rights to extend to Allegheny.

(ii)	Notwithstanding the intended breadth of Allegheny’s audit rights, Allegheny, Eligible Recipients or their internal and external auditors, inspectors, regulators or other representatives of Allegheny or any Eligible Recipient shall not be given access to (A) the proprietary or confidential information of other Service Provider customers, (B) Service Provider locations that are not related to Allegheny, the Eligible Recipients or the Services, or (C) Service Provider’s internal costs, except to the extent such costs are the basis upon which Allegheny is charged (e.g., reimbursable expenses, Out-of-Pocket Expenses, Pass-Through Expenses or cost-plus Charges) and/or are necessary to calculate the applicable variable Charges.

(iii)	In performing audits, Allegheny shall endeavor to avoid unnecessary disruption of Service Provider’s operations and unnecessary interference with Service Provider’s ability to perform the Services in accordance with the Service Levels.

(iv)	Following any audit, Allegheny shall conduct (in the case of an Allegheny internal audit), or request its external auditors or examiners to conduct, an exit conference with Service Provider to obtain factual concurrence with issues identified in the review.

(v)	Allegheny shall be given adequate private workspace in which to perform an audit, plus access to photocopiers, telephones, facsimile machines, computer hook-ups, and any other facilities or equipment needed for the performance of the audit.

(vi)	In performing audits, Allegheny, Eligible Recipients or their internal and non-governmental external auditors, inspectors, regulators or other representatives of Allegheny or any Eligible Recipient shall comply with the confidentiality requirements of Section 13.4(b)(ii) and Service Provider’s reasonable physical and information security procedures that are communicated in advance and applicable to other parties accessing Service Provider’s facilities and/or systems. External auditors designated by Allegheny shall not be direct Service Provider competitors, which shall not in any case include professional accounting organizations.

(f)	Service Provider Internal Audit. If Service Provider determines as a result of its own internal audit that it has overcharged Allegheny, then Service Provider shall promptly pay to Allegheny the amount of such overcharge, together with interest from the date of Service Provider’s receipt of such overcharge at the Interest Rate.

(g)	Service Provider Response. Service Provider and Allegheny shall meet promptly upon the completion of an audit conducted pursuant to this Section 9.10 (i.e., an exit interview) and/or issuance of an interim or final report to Service Provider and Allegheny following such an audit. Service Provider will respond to each exit interview and/or audit report in writing within thirty (30) days, unless a shorter response time is specified in such report. Service Provider and Allegheny shall develop and agree upon an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations identified in such exit interview and/or audit report and Service Provider, at its own expense, shall undertake remedial action in accordance with such action plan and the dates specified therein to the extent necessary to comply with Service Provider’s obligations under this Agreement.

(h)	Service Provider Response to External Audits. If an audit by a governmental body, standards organization or regulatory authority having jurisdiction over Allegheny, an

Eligible Recipient or Service Provider results in a finding that Service Provider is not in compliance with any applicable Law or the standards that have been identified by Allegheny, including any generally accepted accounting principle or other audit requirement relating to the performance of its obligations under this Agreement, Service Provider shall, at its own expense and within the time period specified by such auditor, address and resolve the deficiency(ies) identified by such governmental body, standards organization or regulatory authority.

(i)	SAS70 Audit.

In addition to its other obligations under this Section 9.10, Service Provider shall, at Allegheny’s option, cause a Type II Statement of Auditing Standards (“SAS”) 70 audit (or equivalent audit) to be conducted on an annual basis for Services performed at Allegheny Sites (i) for the operating platform types, number of locations, number of servers, applications, and control objectives reflected in Schedule 17, and (ii) for the Charges listed in Schedule 4. Beginning in calendar year 2006, each SAS 70 Type II audit shall be conducted as of September 30th of each year for a trailing twelve (12) month period through such date, with a written report due to Allegheny containing the results of such audit as soon as practicable (but in any event no later than November 15th of each year). Service Provider shall permit Allegheny to participate in the planning of each SAS 70 Type II audit conducted hereunder, shall confer with Allegheny as to the scope and timing of each such audit and shall accommodate Allegheny’s reasonable requirements and concerns to the extent practicable. ***Unless otherwise agreed by the Parties, each SAS 70 audit shall be designed in accordance with the initial plans from Allegheny attached in Schedule 17 and conducted to facilitate periodic compliance reporting by Allegheny and the Eligible Recipients under the Sarbanes-Oxley Act of 2002 (and implementing regulations promulgated by the United States Securities and Exchange Commission and the Public Company Accounting Oversight Board) and comparable Laws. Service Provider shall respond to such report in accordance with Section 9.10(g).

(j)	Quarterly Letter. To assist Allegheny with its reporting requirements under Section 302 of the Sarbanes-Oxley Act of 2002, Service Provider shall provide the quarterly letters to Allegheny, in the forms set forth in Schedule 27 for the corresponding purposes described in such Schedule (when applicable), no later than fifteen (15) days subsequent to the end of each calendar quarter end date.

(k)	In the event that the Service Provider becomes aware of any deficiencies in internal controls under which the Services are being provided to Allegheny, either at a Service Provider Facility or at an Allegheny Site, Service Provider shall notify Allegheny with its identification of mitigating controls and its plan for remediation of such deficiencies within thirty (30) days following the date Service Provider learned of such deficiencies. Furthermore, Service Provider agrees to complete the remediation of such deficiencies within (i) thirty (30) days of the date of Service Provider’s notice provided under the previous sentence, or (ii) if such remediation is not capable of being completed within such thirty (30) day period, Service Provider and Allegheny shall create an action plan for such remediation and Service Provider shall use commercially reasonable efforts to remediate in accordance with such plan as soon as reasonably practicable. Service Provider shall correct all deficiencies***.

(l) Audit Costs. Except as otherwise provided in this Section 9.10, Service Provider and its Subcontractors and suppliers shall provide the Services described in this Section 9.10 at no additional charge to Allegheny.

9.11	Agency and Disbursements.

(a)	Disbursements. Beginning on the Commencement Date, Service Provider shall make payments to certain lessors, licensors and vendors as paying agent of Allegheny or the Eligible Recipients, or shall reimburse Allegheny for payments made by Allegheny or the Eligible Recipients to such lessors, licensors and vendors, if and to the extent such payments relate to Third Party Contracts, Equipment leases or Third Party Software licenses as to which Service Provider is financially responsible in connection with that Service Category, but which have not been formally transferred to Service Provider.

(b)	Limited Agency. Allegheny hereby appoints Service Provider as its limited agent during the Term solely for the purposes of and to the extent required for the administration of and payment of Pass-Through Expenses, amounts under Managed Third Party agreements and Managed Transport Agreements, and amounts under Third Party Contracts, Equipment leases and Third Party Software licenses for which Service Provider is financially responsible under Schedules 2 or 4B. Allegheny shall provide, on a timely basis, such affirmation of Service Provider’s authority to such lessors, licensors, suppliers, and other third parties as Service Provider may reasonably request.

(c)	Reimbursement for Substitute Payment. If either Party in error pays to a third party an amount for which the other Party is responsible under this Agreement, the Party that is responsible for such payment shall promptly reimburse the paying Party for such amount.

(d)	Notice of Decommissioning. Service Provider shall notify Allegheny promptly if and to the extent any Allegheny or Eligible Recipient owned Equipment or Allegheny or Eligible Recipient leased Equipment will no longer be used to provide the Services. The notification will include the identification of the Equipment, and the date it will no longer be needed by Service Provider, along with the reason for decommissioning. Upon receipt of any such notice, Allegheny may (or may cause the applicable Eligible Recipient to), in its sole discretion, terminate the Equipment lease for such leased Equipment as of the date specified in such notice and sell or otherwise dispose of or redeploy such Allegheny or Eligible Recipient owned Equipment that is the subject of such a notice as of the date specified in such notice. Upon Service Provider ceasing to use any Equipment (or, in the case of leased Equipment, upon the last day Allegheny or Eligible Recipient is obligated to make such leased Equipment available to Service Provider, if earlier), Service Provider shall return the same to Allegheny, the Eligible Recipients and/or their designee(s) in condition at least as good as the condition thereof on the date Service Provider took possession or control thereof, ordinary wear and tear excepted. Service Provider shall, at Service Provider’s expense, deliver such Equipment to the location designated by Allegheny, the Eligible Recipients and/or their designee(s).

(e)	Telecom Transport Services. To the extent necessary to provide the Services, Allegheny hereby appoints Service Provider as its limited agent during the Term solely for the purpose of negotiating, executing and administering one or more agreements with third party telecom transport providers under contracts retained by Allegheny but which Service Provider will manage as a Managed Third Party Contract, including voice transport contracts for which Allegheny retains financial responsibility pursuant to Schedule 4B as of the Commencement Date (collectively, “Managed Telecom Transport Providers”); provided, that Service Provider shall obtain Allegheny’s prior written consent to any such agency agreement.

9.12	Subcontractors.

(a)	Use of Subcontractors. Service Provider shall not subcontract any of its responsibilities without Allegheny’s prior written approval. Prior to entering into a subcontract with a third party for the Services, Service Provider shall (i) give Allegheny reasonable prior notice of the subcontract, specifying the components of the Services affected, the scope of the proposed subcontract, the identity and qualifications of the proposed Subcontractor, and the reasons for subcontracting the work in question, the location of the Subcontractor facilities from which the Services will be provided, the extent to which the subcontract will be dedicated, and the Subcontractor’s willingness to grant the rights described in Section 6.4(c) upon expiration or termination, and (ii) obtain Allegheny’s prior written approval of such Subcontractor, other than subcontractors that qualify as Shared Subcontractors in accordance with Section 9.12(c) below.

(b)	Right to Revoke Approval. Allegheny also shall have the right during the Term to revoke its prior approval of a Subcontractor and direct Service Provider to replace such Subcontractor as soon as possible at no additional cost to Allegheny, if the Subcontractor’s performance is materially deficient or if there are other reasonable grounds for removal. Service Provider shall have a reasonable opportunity to investigate Allegheny’s concerns, correct the Subcontractor’s deficient performance and provide Allegheny with a written action plan to assure that such deficient performance will not recur. If Allegheny is not reasonably satisfied with the Service Provider’s efforts to correct the Subcontractor’s deficient performance and/or to ensure its non-recurrence, the Service Provider shall, as soon as possible, remove and replace such Subcontractor. Service Provider shall continue to perform its obligations under this Agreement, notwithstanding the removal of the Subcontractor. Allegheny shall have no responsibility for any termination charges or cancellation fees that Service Provider may be obligated to pay to a Subcontractor as a result of the removal of such Subcontractor at Allegheny’s request or the withdrawal or cancellation of the Services then performed by such Subcontractor as permitted under this Agreement.

(c)	Shared Subcontractors. Service Provider may, in the ordinary course of business, enter into subcontracts with a total estimated value of less than *** per year (beginning on the Effective Date) (i) for third party services or products that are not part of a function critical to Allegheny’s business operations, that are not exclusively dedicated to Allegheny and that do not include regular direct contact with Allegheny or Eligible Recipient personnel or the performance of services at Allegheny Sites, or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, “Shared Subcontractors”); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner. Service Provider shall not be required to obtain Allegheny’s prior approval of Shared Subcontractors. If, however, Allegheny expresses dissatisfaction with the services or products of a Shared Subcontractor, Service Provider shall work in good faith to resolve Allegheny’s concerns on a mutually acceptable basis and, at Allegheny’s request, replace such Shared Subcontractor at no additional cost to Allegheny.

(d)	Service Provider Responsibility. Unless otherwise approved by Allegheny, the terms of any subcontract must be sufficient to enable Service Provider to perform its obligations under this Agreement, including: (i) confidentiality and intellectual property obligations; (ii) Allegheny’s approval rights (which must apply directly to the Subcontractor); (iii) compliance with Allegheny Standards, Strategic Plans and applicable Laws; (iv) compliance with Allegheny’s policies and directions; (v) audit rights as described in Section 9.10; (vi) Key Service Provider Personnel; and (vii) insurance coverage, as described in Section 16.1(a), with coverage limits consistent with the scope of the work to be performed by such Subcontractors. Service Provider shall use a common methodology and tool set to ensure all of the Subcontractors are managed effectively and efficiently. Notwithstanding the terms of the applicable subcontract, the approval of such Subcontractor by Allegheny or the availability or unavailability of Subcontractor insurance, Service Provider shall be and remain responsible and liable. Service Provider shall be responsible for any failure by any Subcontractor or Subcontractor personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on Service Provider under this Agreement to the same extent as if such failure to perform or comply was committed by Service Provider or Service Provider employees. Service Provider shall be responsible for the performance of all such Subcontractors and Subcontractor personnel providing any of the Services hereunder. Service Provider shall be Allegheny’s sole point of contact regarding the Services, including with respect to payment.

9.13	Government Contract Flow-Down Clauses.

(a)	General. The Parties acknowledge and agree that, as a matter of federal procurement law, Service Provider may be deemed a “subcontractor” to Allegheny and/or an Eligible Recipient under one or more of their contracts with the federal government, that the Services provided or to be provided by Service Provider in such circumstances constitute “commercial items” as that term is defined in the Federal Acquisition Regulation, 48 C.F.R. Section 52.202, and that “subcontractors” providing “commercial items” under government contracts are subject to certain mandatory “flow-down” clauses (currently, (i) Equal Opportunity, (ii) Affirmative Action for Special Disabled and Vietnam Era Veterans, and (iii) Affirmative Action for Handicapped Workers) under the Federal Acquisition Regulation, 48 C.F.R. Section 52.244-6. The Parties agree that these specific clauses are required to be flowed down to Service Provider, and Service Provider shall comply with such clauses at no additional cost to Allegheny.

(b)	Special Requirements. The Parties do not expect or believe that the Services provided by Service Provider under this Agreement will be subject to government flow-down requirements other than those associated with any subcontracts for commercial items. Should compliance by Service Provider with additional flow-down provisions beyond those described above nevertheless be required by the federal government due to Service Provider being a subcontractor under a government contract in which the Services fail to qualify as “commercial items”, then Allegheny will reimburse Service Provider for additional direct incremental costs of compliance approved by Allegheny provided that (i) Service Provider notifies Allegheny of such costs before Service Provider incurs them or begins providing the applicable Services, (ii) uses commercially reasonable efforts to minimize such costs, and (iii) Service Provider equitably allocates such costs among Allegheny and any other Service Provider customers who have similar compliance requirements.

(c)	Special Purchases Support. Allegheny’s intent is to purchase products and services from Small Disadvantaged Businesses and Small Woman Owned Businesses (collectively “SDBs”) in order to satisfy its goals and comply with government procurement laws and regulations. To help Allegheny achieve its goals, Service Provider agrees to establish as a goal the purchase, when commercially reasonable, of non-leveraged products and services from SDBs, utilized solely on behalf of Allegheny and/or the Eligible Recipients, in the performance of Service Provider’s obligations under this Agreement. Service Provider, as part of the Service, shall track invoice payments made to SDBs, and shall submit a quarterly summary to Allegheny with respect to such activity. Such quarterly summary shall provide a breakdown of such payments by individual SDB. The failure of Service Provider to meet its goal under this Section will not be considered a material breach of this Agreement.

9.14	Additional Telecommunications Matters.

(a)	Connection. To the extent technologically and operationally compatible and permitted by applicable Laws, including any applicable tariffs, the Services may be connected/interconnected by Allegheny or an Eligible Recipient to other services provided by Service Provider or to services provided by Allegheny or an Eligible Recipient itself or any other vendor.

(b)	Change of Provider. To the extent Service Provider elects to change one or more of its underlying providers of inter-exchange facilities, such change shall not, unless otherwise agreed, result in any interruption, diminution in service quality, or increase in the Charges.

(c)	Compatibility. With respect to the compatibility of the Services with Equipment for which Allegheny is financially and operationally responsible, Service Provider agrees to consult with Allegheny on its request concerning the compatibility of Services with such Equipment including, in the case of Equipment and related software that Allegheny proposes to acquire, informing Allegheny of the likely effects (if any) of the use of such Equipment and related software on the quality, operating characteristics and efficiency of the Services and the effects (if any) of the Services on the operating characteristics and efficiency of such Equipment and related software. Service Provider further agrees to provide all interface specifications requested by Allegheny with respect to any Service.

(d)	Interconnections. Without limiting Service Provider’s other obligations hereunder, at Allegheny’s request, Service Provider shall connect new Eligible Recipients and Authorized Users to the Allegheny voice and data networks and systems as soon as practicable. If Service Provider determines that the Systems used by such new Eligible Recipients or Authorized Users are incompatible in any material respect with the Allegheny Standards or any other requirements for interconnection with the Allegheny voice and data networks and systems, Service Provider shall promptly notify Allegheny prior to proceeding with such connection. Allegheny shall have the right to require that Service Provider proceed with the interconnection notwithstanding Service Provider’s concerns regarding incompatibility. Service Provider’s failure to meet the Service Levels or its other obligations shall be excused if and to the extent such failure is attributable to the connection of such new Eligible Recipients and Authorized Users to the Allegheny voice and data networks and systems upon Allegheny’s authorization, and despite Service Provider’s notice that such connection may cause such failure as a result of the reported technical incompatibility.

9.15	Applicable Authority Actions.

(a)	Applicable Tariff. If Service Provider, its Subcontractors and/or any Managed Telecom Transport Providers are required to file a tariff or other regulatory submission pursuant to Section 9.15(b), and the initial tariff option or regulatory submission to implement this Agreement is not permitted to become effective by the Applicable Regulatory Authority or if any ruling, order or determination of such Applicable Regulatory Authority shall materially and adversely affect Service Provider’s or its Subcontractors’ or Managed Telecom Transport Providers’ ability to offer the Services under the terms and conditions set forth herein, Service Provider shall develop a proposal the purpose of which will be to provide comparable service to Allegheny or an Eligible Recipient at rates at or below those set forth in, and on terms and conditions substantially equivalent to those contained in, this Agreement, to the extent permissible under applicable Laws. Allegheny shall cooperate with Service Provider in the development of such a proposal. Such service may be provided under (i) other existing Service Provider, Subcontractor or Managed Telecom Transport Provider tariffs (if that can be done at such tariffs’ then-effective rates without further revision) or (ii) newly-filed tariffs or regulatory submissions or (iii) public postings by Service Provider, Subcontractor or Managed Third Party Telecom Transport Provider of rates and other terms of service. Except as provided in Section 9.15(h) with respect to Managed Telecom Transport Providers that are local exchange carriers (“Managed LECs”), if Service Provider is unwilling or unable to develop such a proposal within twenty (20) business days of any such event, such proposal is not approved by Allegheny or such proposal fails to take effect within twenty (20) business days of the Parties’ agreement to such proposal, Allegheny shall have the right to terminate the affected telecom portion of the Services without payment of a Termination Charge or other liability***. A proposal shall be deemed not reasonably acceptable to Allegheny if it fails to comply with applicable Law, materially increases Allegheny’s total costs of receiving the Services, requires material changes to Allegheny’s or an Eligible Recipient’s facilities, systems, software, utilities, tools or equipment, has a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services or violates or is inconsistent with Allegheny Standards or Strategic Plans as specified in Section 9.5.

(b)	Regulatory Submission. To the extent required by Law, and within thirty (30) days after the Effective Date, Service Provider shall, and shall use commercially reasonable efforts to, cause its Subcontractors and/or any Managed Telecom Transport Provider to, file any applicable tariff, tariff option or other regulatory submission required to implement this Agreement. Service Provider shall cause such filing to be consistent in all material respects with all applicable provisions of this Agreement and not to be less favorable to Allegheny and the Eligible Recipients than the rates and other terms and conditions of this Agreement. Service Provider shall make a copy of any applicable filings available to Allegheny for Allegheny’s review and inspection and shall provide Allegheny with a copy of all amendments to such tariffs or other filings having a bearing on the Agreement when such amendments are filed with the appropriate governmental agencies. In addition, Service Provider shall provide Allegheny with a draft of any revisions that will materially affect Allegheny’s rights and obligations under this Agreement at least ten (10) days before such revisions are filed with an Applicable Regulatory Authority, where feasible. Without limiting Allegheny’s termination rights provided elsewhere in this Agreement, if Service Provider, its Subcontractors and/or any Managed Telecom Transport Provider makes revisions to a tariff, tariff option or other submission that materially and adversely affect Allegheny’s rights hereunder without obtaining Allegheny’s prior written consent, Allegheny shall have the right to terminate any affected telecom portions of the Services ***.

(c)	Agreement to Not Interpose Defense. Each of the Parties agrees that it will not (and Service Provider shall cause its Subcontractors and Managed Telecom Transport Providers not to) interpose as a defense in any action to enforce the other Party’s rights under this Agreement that such terms and conditions are invalid or unenforceable because of inconsistency with Service Provider’s or its Subcontractors’ or Managed Telecom Transport Providers’ tariffs, tariff options or other regulatory submission, if any.

(d)	Detariff. If, at any time during the Term, an Applicable Regulatory Authority with jurisdiction over a material portion of the Services, pursuant to a final order that is not subject to further appeal, alters the rules or regulations applicable to Service Provider, its Subcontractors and/or Managed Telecom Transport Providers or the Services in a manner that requires or permits Service Provider, its Subcontractors and/or Managed Telecom Transport Providers to detariff all or any material portion of the Services, Service Provider shall, and shall cause its Subcontractors and/or Managed Telecom Transport Providers to, promptly detariff (and withdraw any tariff, tariff option or other regulatory submission specifically relating to) such Services or the affected portions thereof.

(e)	Tariff Copy and Revision. Service Provider shall make a copy of its, its Subcontractors’ and/or Managed Telecom Transport Providers’ filed tariffs available to Allegheny for Allegheny’s review and inspection and shall, in accordance with Service Provider’s, its Subcontractors’ and/or Managed Telecom Transport Providers’ standard tariff update service, provide Allegheny with a copy of all amendments to the tariffs directly related to this Agreement when such amendments are filed with the appropriate regulatory authority. In addition, Service Provider shall provide a draft of its tariff revisions, if any, that materially affect Allegheny’s rights and obligations under this Agreement at least ten (10) days before such revisions are filed with the Applicable Regulatory Authority, where feasible. Service Provider shall cause its Subcontractors and/or Managed Telecom Transport Providers to make no revisions to a tariff or a tariff option that materially and adversely affect Allegheny’s rights hereunder without obtaining Allegheny’s prior written consent.

(f)	Division of Agreement. If, at any time during the Term, an Applicable Regulatory Authority with jurisdiction over a material portion of the Services determines that it is unlawful for Service Provider, its Subcontractors and/or Managed Telecom Transport Providers to provide both regulated and non-regulated Services under a single agreement, the Parties agree to execute a separate agreement under which the non-regulated services will be provided and, except as otherwise agreed by the Parties or required by applicable Laws, the terms and conditions applicable to such non-regulated Services shall be identical in all non-material respects to those provided herein.

(g)	Adverse Law. If, at any time during the Term, an Applicable Regulatory Authority with jurisdiction over a material portion of the Services promulgates or passes a Law that adversely affects Service Provider’s or its Subcontractors’ or Managed Telecom Transport Providers’ ability to offer the Services under the terms and conditions set forth herein, Service Provider shall provide service to Allegheny and the Eligible Recipients under other arrangements with rates, terms and conditions no less favorable to Allegheny and the Eligible Recipients than those set forth in this Agreement. If any such Law shall require the enhancement or improvement of a Service provided under this Agreement, Service Provider shall not, and shall cause its Subcontractors not to, resist same and shall improve or enhance such Service as required.

(h)	Managed LEC Exceptions. Service Provider shall not be deemed in breach of its obligation to (i) develop a proposal for providing comparable service as described in Section 9.15(a) with respect to Managed LECs, (ii) file an applicable tariff, tariff option or other regulatory submission in accordance with Section 9.15(b) with respect to Managed LECs, (iii) cause a Managed LEC not to interpose a defense, as required by Section 9.15(c), (iv) cause a Managed LEC to detariff as required by Section 9.15(d), (v) cause a Managed LEC not to make revisions to a tariff or a tariff option as required by Section 9.15(e), or (vi) provide Managed LEC service to Allegheny and the Eligible Recipients under other arrangements, and to cause Managed LECs not to resist enhancements or improvements to services as required by Section 9.15(g), in each case if and to the extent (A) Service Provider promptly notifies Allegheny that it is unable to do so given the available local exchange carriers and the service options offered by such carriers, (B) uses commercially reasonable efforts to identify the alternatives available for minimizing adverse impacts on Allegheny, and (C) uses commercially reasonable efforts to minimize such impacts.

9.16	Unauthorized Use.

In addition to Service Provider’s obligation to provide the Toll Fraud Services specified in Schedule 2, Allegheny and Service Provider shall cooperate fully in efforts to prevent and cure unauthorized use of the Services by expeditiously informing each other of suspected abuse and, when known, the identity of the responsible individuals. Service Provider shall advise Allegheny regarding methods to minimize Allegheny’s and the Eligible Recipients’ exposure to misuse and abuse of Allegheny’s and the Eligible Recipients’ service that results from the operation of Allegheny or Eligible Recipient-provided systems, equipment, facilities or services interconnected with Service Provider’s Services. Service Provider shall provide assistance to Allegheny and/or the Eligible Recipients’ upon Allegheny’s request in Service Provider’s efforts to minimize ongoing misuse or abuse through timely reconfiguration and limitation of the Services. Appropriate representatives of Service Provider, Allegheny and Eligible Recipient shall meet at the request of Allegheny to establish appropriate operational fraud control procedures. The Parties acknowledge and agree that Service Provider’s performance of its obligations under this Section 9.16 shall be subject to and in accordance with applicable Data Privacy Laws.

9.17	Technology and Business Process Evolution.

(a)	Obligation to Evolve. Service Provider acknowledges and agrees that its current technologies and business processes shall continue to evolve and change over time, and at a minimum, shall remain consistent with *** of information technology, procurement, and/or inventory management and other in-scope Services and the business, information technology, procurement, and/or inventory management objectives and competitive needs of Allegheny and the Eligible Recipients. Subject to Section 9.5, Service Provider shall provide the Services using current technologies and business processes that will enable Allegheny and the Eligible Recipients to take advantage of advances in the industry and support their efforts to maintain competitiveness in the markets in which they compete. In addition, subject to Sections 9.5 and 11.5, Service Provider shall make such current technologies and business processes available to Allegheny to perform information technology services, procurement and/or inventory management consulting, and other related services and functions on behalf of itself and/or the Eligible Recipients at or from Allegheny Sites.

(b)	Annual Technology and Business Process Audit. Allegheny may elect to conduct an annual technology and business process audit to benchmark Service Provider’s then-current technologies and business processes ***of information technology services, procurement and/or inventory management consulting, and other in-scope outsourcing services. If any such audit reveals that the technologies and business process then-utilized by Service Provider are not at such level, then Allegheny and Service Provider will review the results of the audit and promptly establish and implement a plan to implement ***.

(c)	Obligation to Propose Technology and Business Process Evolutions. Service Provider shall identify and propose the implementation of Technology and Business Process Evolutions that are likely to: (i) improve the efficiency and effectiveness of the Services (including cost savings); (ii) improve the efficiency and effectiveness of the information technology services, procurement and/or inventory management consulting, and functions performed by or for Allegheny and the Eligible Recipients at or from Allegheny Facilities; (iii) result in cost savings or revenue increases to Allegheny and the Eligible Recipients in areas of their business outside the Services; (iv) enhance the ability of Allegheny and the Eligible Recipients to conduct their business and serve their customers; and (v) achieve the objectives of Allegheny and the Eligible Recipients (as described in Section 1.2) faster and/or more efficiently than the then-current strategies. Service Provider shall regularly make recommendations to Allegheny with regard to the Technology and Business Process Evolution that Service Provider sees in general practice in the industry.

(d)	Service Provider Briefings and Technology and Business Process Audit. Service Provider shall routinely and regularly monitor and analyze Technology and Business Process Evolutions of possible interest or applicability to Allegheny and the Eligible Recipients. At least semi-annually, Service Provider shall meet with Allegheny to formally brief Allegheny regarding such Technology and Business Process Evolutions. Such briefing shall include Service Provider’s assessment of the business impact, performance improvements and cost-savings associated with such Technology and Business Process Evolutions. Where requested by Allegheny, Service Provider shall develop and present to Allegheny proposals for: (i) implementing Technology and Business Process Evolutions; or (ii) changing the direction of Allegheny’s then-current strategy.

(e)	Service Provider Developed Advances. If Service Provider develops or implements technological advances in or changes to the business processes and services and associated technologies used to provide the same or substantially similar services to other Service Provider customers or Service Provider develops or implements new or enhanced processes, services, software, tools, products or methodologies to be offered to such customers (collectively, “New Advances”), Service Provider shall, subject to Section 11.5 and its contractual obligations to its other customers, (i) offer Allegheny the opportunity to serve as a pilot customer in connection with the implementation of such New Advances, and (ii) if Allegheny declines such opportunity, offer Allegheny preferred access to such New Advances and the opportunity to be among the first of Service Provider’s customer base for whom the New Advance would be applicable given the Services to implement and receive the benefits of any New Advances.

(f)	Flexibility. Service Provider shall ensure that the technologies and business process strategies it employs to provide the Services meet industry standards and are flexible enough to allow integration with new technologies or business processes, or significant changes in Allegheny’s or an Eligible Recipient’s business objectives and strategies. For example, Equipment must have sufficient scalability and be sufficiently modular to allow integration of new technologies without the need to replace whole, or significant parts of, systems or business processes (e.g., made to be a one-to-many model) to enable Allegheny’s and/or the Eligible Recipients’ business to become more scalable and flexible.

(g)	Equipment Implementation and Refresh. Service Provider shall be fully responsible for the implementation of new Equipment in the ordinary course of Technology and Business Process Evolution, and Service Provider shall refresh all Equipment in accordance with Allegheny’s refresh strategies, as set out in the Technology and Business Process Plan, subject to any applicable Equipment refresh rates specified in this Agreement, and as otherwise necessary to provide the Services in accordance with the Service Levels and satisfy its other obligations under this Agreement. If Service Provider is aware that these strategies differ from generally accepted practice (or there are any other areas of concern in relation to such strategies) it shall provide Allegheny with notice of that fact and, upon request, provide Allegheny with further information as to how to more closely align the strategies with generally accepted practice. Allegheny shall have the right to waive refresh of Equipment under its control. If Allegheny does waive refresh of Equipment under its control, Service Provider will work with Allegheny to assess and address any impact on Service Provider’s support costs. ***.

(h)	Software Implementation and Refresh. Service Provider shall be fully responsible for the implementation of new or changed Software, tools and methodologies in the ordinary course of Technology and Business Process Evolution subject to any Software refresh rates specified in this Agreement. Service Provider shall: (i) refresh Software in accordance with Section 9.7 and the Technology and Business Process Plan; and (ii) provide training to Allegheny staff regarding the use of any new or changed Software, tools and methodologies. Allegheny shall have the right to waive refresh of Software, tools or methodologies under its control. If Allegheny does waive refresh of Software, tools or methodologies under its control, Service Provider will work with Allegheny to assess and address any impact on Service Provider’s support costs***.

(i)	Included in Monthly Base Charges. *** Technology and Business Process Evolution and New Advances shall be included in the Monthly Base Charges and Service Provider shall deploy, implement and support Technology and Business Process Evolution and New Advances throughout the Term. ***, Service Provider shall be financially responsible for the capital cost of implementing Technology and Business Process Evolution and New Advances to the extent such implementation involves categories of Equipment, Software and other assets as to which responsibility is allocated to Service Provider in Schedule 2 or Schedule 4B. ***, the performance of projects required to implement Technology and Business Process Evolution also shall be included within the Monthly Base Charge. ***, Allegheny shall pay additional sums for implementation only if and to the extent (i) the Technology and Business Process Evolution or New Advance is considered a New Service pursuant to Section 11.5, or (ii) Allegheny requests accelerated implementation of the Technology and Business Process Evolution or New Advance (i.e., more rapidly than previously contemplated in the Technology and Business Process Evolution Plan or established refresh schedule), and in each case, only if and to the extent additional Service Provider Personnel and resources are required to implement the Technology and Business Process Evolution or New Advance in the desired timeframe.

9.18	Retained Systems and Business Processes.

(a)	No Adverse Effect. Service Provider shall not, by any act or omission, adversely affect or alter the functionality, interoperability, performance, accuracy, speed, responsiveness, quality, cost or resource efficiency of Allegheny’s Retained Systems and Business Processes without the prior consent of Allegheny. Nor shall Service Provider, by any act or omission, require changes to Allegheny’s Retained Systems and Business Processes, including associated business processes, applications, systems, software, utilities, tools or equipment, without the prior consent of Allegheny.

(b)	Interface. Service Provider shall ensure that the processes, Systems, Software and Equipment used by Service Provider to provide the Services will interface and integrate with the Retained Systems and Business Processes.

(c)	Keep Informed. Service Provider shall inform itself and maintain up to date knowledge about all aspects of the existing and future Retained Systems and Business Processes.

(d)	Assistance. As part of the Services, Service Provider shall provide Allegheny (upon Allegheny’s request) with Services in relation to Retained Systems and Business Processes, including: (i) liaising with Allegheny or third parties regarding the impact of any alterations to the Retained Systems and Business Processes and vice versa; and (ii) identifying favorable vendors, and acting as Allegheny’s agent, in relation to the acquisition, support and development of Retained Systems and Business Processes.

9.19	Annual Reviews.

Annually, or more frequently if Allegheny requires, the Parties shall conduct a detailed review of the Services then-being performed by the Service Provider. As part of this review, the Parties shall review the Resource Baselines against actual service volumes for the previous year, and forecast the service volumes for the next year. In addition, the Parties shall examine: (i) whether the Charges are consistent with Allegheny’s forecasts, industry norms, and Service Provider’s representations, warranties and covenants in Article 15; (ii) the quality of the performance and delivery of the Services; (iii) whether Service Provider has delivered cost-saving or efficiency-enhancing proposals; (iv) the level and currency of the technologies and business processes employed; (v) the business and technology strategy and direction; and (vi) such other things as Allegheny may reasonably require.

10.	ALLEGHENY RESPONSIBILITIES

10.1	Responsibilities.

In addition to Allegheny’s responsibilities as expressly set forth elsewhere in this Agreement, Allegheny shall be responsible for the following:

(a)	Allegheny Contract Executive. Allegheny shall designate one (1) individual to whom all Service Provider communications concerning this Agreement may be addressed (the “Allegheny Contract Executive”), who shall have the authority to act on behalf of Allegheny and the Eligible Recipients in all day-to-day matters pertaining to this

Agreement. Allegheny may change the designated Allegheny Contract Executive from time to time by providing notice to Service Provider. Additionally, Allegheny will have the option, but will not be obligated, to designate additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the Allegheny Contract Executive is not available. Allegheny will include the success of the Parties’ relationship and the engagement contemplated by this Agreement among the factors used in the performance evaluation of the Allegheny Contract Executive.

(b)	Cooperation. Allegheny shall cooperate with Service Provider by, among other things, making available, as reasonably requested by Service Provider, management decisions, information, approvals and acceptances so that Service Provider may accomplish its obligations and responsibilities hereunder.

(c)	Requirement of Writing. To the extent Service Provider is required under this Agreement to obtain Allegheny’s approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed by or directly transmitted by electronic mail from the Allegheny Contract Executive or an authorized Allegheny representative. Notwithstanding the preceding sentence, the Allegheny Contract Executive may agree in advance in writing that as to certain specific matters oral approval, consent or agreement will be sufficient.

10.2	Savings Clause.

Service Provider’s failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Service Provider non-performance is caused by (i) the wrongful actions or tortious actions (including intentional acts or negligence) of, or wrongful or tortious failure to act by, Allegheny, an Eligible Recipient, an Allegheny Third Party Contractor or an agent or employee thereof (other than Allegheny Personnel properly carrying out the specific directions from Service Provider or Service Provider Personnel, or Directed Allegheny Employees performing functions under Service Provider’s direction), or any employee, agent or other third party receiving the benefits of the Services (unless and to the extent, as to Allegheny Third Party Contractors, such action or failure to act is attributable to Service Provider’s failure to properly manage such Allegheny Third Party Contractor), or (ii) the failure of Allegheny, an Eligible Recipient, an Allegheny Third Party Contractor or an agent or employee thereof to perform Allegheny’s obligations under this Agreement, but only if (A) Service Provider, upon actual or constructive knowledge of such an occurrence, expeditiously notifies Allegheny of such wrongful or tortious action or failure to perform and its inability to perform under such circumstances, (B) where applicable, Service Provider provides Allegheny with reasonable opportunity to correct such wrongful or tortious action or failure to perform and thereby avoid such Service Provider non-performance, (C) Service Provider identifies and pursues commercially reasonable means to avoid or mitigate the impact of such wrongful or tortious action or failure to perform, (D) Service Provider uses commercially reasonable efforts to perform notwithstanding such wrongful or tortious action or failure to perform, and (E) Service Provider conducts a Root Cause Analysis and thereby demonstrates that such wrongful or tortious action or failure to perform is the cause of Service Provider’s non-performance. Service Provider acknowledges and agrees that the circumstances described in this Section 10.2, *** are the only circumstances in which its failure to perform its responsibilities under this Agreement or to meet the Service Levels will be excused and that Service Provider will not assert any other act or omission of Allegheny or the Eligible Recipients or any third party as excusing any such failure on Service Provider’s part. For the avoidance of doubt with respect to clause (ii) above, and except as otherwise provided in clause (i) above, Service Provider will not be excused of any of its responsibilities, including its failure to meet any Service Levels, with respect to an operational area due to an Authorized User’s negligent actions in such operational area, except to the extent Allegheny has failed to perform an obligation on which Service Provider’s performance was dependent.

11.	CHARGES

11.1	General.

(a)	Payment of Charges. In consideration of Service Provider’s performance of the Services, Allegheny agrees to pay Service Provider the applicable Charges which are set forth in Schedule 4 beginning as of the Commencement Date.

(b)	No Additional Charges. Allegheny shall not pay any Charges for the Services other than those set forth in this Agreement. Any costs incurred by Service Provider prior to the Effective Date are included in the Charges as set forth in Schedule 4 and are not to be separately paid or reimbursed by Allegheny.

(c)	Incidental Expenses. Service Provider acknowledges that, except as expressly provided otherwise in this Agreement, expenses that Service Provider incurs in performing the Services (including management, travel and lodging, document reproduction and shipping, desktop Equipment and other office Equipment required by Service Provider Personnel, and long-distance telephone) are included in Service Provider’s charges and rates set forth in this Agreement. Accordingly, such Service Provider expenses are not separately reimbursable by Allegheny unless Allegheny has agreed in advance and in writing to reimburse Service Provider for the expense.

(d)	No Charge for Reperformance. At no additional expense to Allegheny, Service Provider shall reperform (including any required backup or restoration of data from scheduled backups or, if not available on such backups, restoration by other means with Allegheny’s reasonable cooperation) any Services that result in incorrect outputs due to an error or breach by Service Provider, and the resources required for such reperformance shall not be counted in calculating the Charges payable or resources utilized by Allegheny hereunder.

(e)	Charges for Contract Changes. Unless otherwise agreed, changes in the Services (including changes in Allegheny Standards, Strategic Plans, Technology and Business Process Plans, business processes, Software, Equipment and Systems) and changes in the rights or obligations of the Parties under this Agreement (collectively, “Contract Changes”) shall result in changes in the applicable Charges only if and to the extent: (i) the Agreement expressly provides for a change in the Service Provider Charges in such circumstances; (ii) the agreed upon Charges or pricing methodology expressly provides for a price change in such circumstances ***, or defines a Resource Baseline for the Resource Unit in question with ARCs and RRCs for increased or decreased usage); or (iii) the Contract Change meets the definition of New Services for purposes of Section 11.5 and additional Charges are applicable in accordance therewith.

(f)	Eligible Recipient Services.

(i)	Eligible Recipients. Service Provider shall provide the Services to Eligible Recipients designated by Allegheny. To the extent a designated Eligible Recipient will receive less than all of the Services, Allegheny shall identify the categories of Services to be provided by Service Provider to such Eligible Recipient.

(ii)	New Eligible Recipients. From time to time Allegheny may request that Service Provider provide Services to Eligible Recipients not previously receiving such Services. Except as provided in Section 11.5 or otherwise agreed by the Parties, such Services shall be performed in accordance with the terms, conditions and prices (excluding any non-recurring transition or start-up activities specific to such Eligible Recipients) then applicable to the provisions of the same Services to existing Eligible Recipients.

(iii)	Election Procedure. In the event of a transaction described in clause (c) or (d) within the definition of Eligible Recipient in Schedule 1, Allegheny may elect, on behalf of the Entity in question, either (A) that such Entity shall continue to obtain Services in some or all of the Services in respect of each Service Category or Tower subject to and in accordance with the terms and conditions of this Agreement for the remainder of the Term, (B) that the Entity shall obtain some or all of the Services under a separate agreement between Service Provider and such Entity containing the same terms and conditions as this Agreement, ***, or (C) that the Term shall be terminated as to such Entity with respect to some or all Services as of a specified date, subject to its receipt of Termination Assistance Services pursuant to Section 4.4. If the Services are provided under a separate agreement, Allegheny shall have no obligation to pay any fees in relation to the Services provided to such Entity. ***. Services provided to such Entity shall be included in the calculation of Service volumes, if any, under this Agreement (as allocated by Allegheny), but shall be excluded when determining any Termination Charges payable as a result of termination for convenience***.

11.2	Pass-Through Expenses.

(a)	Procedures and Payment. Service Provider shall administer and invoice Allegheny for Pass-Through Expenses identified in Schedule 4J as follows. Unless otherwise agreed by the Parties, Allegheny shall pay all Pass-Through Expenses directly to the applicable vendors following review, validation and approval of such Pass-Through Expenses by Service Provider. No new Pass-Through Expenses may be added without Allegheny’s prior consent. Before submitting an invoice to Allegheny for any Pass-Through Expense, Service Provider shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions, and (iii) communicate with the applicable vendor to correct any errors or omissions, and use commercially reasonable efforts to resolve any questions or issues and obtain any applicable credits for Allegheny. Service Provider shall deliver to Allegheny the original supplier invoice, together with any documentation supporting such invoice and a statement that Service Provider has reviewed and validated the invoiced charges, within ten (10) days after Service Provider’s receipt thereof; provided that, if earlier, Service Provider shall use commercially reasonable efforts to deliver such invoice, documentation and statement at least five (5) business days prior to the date on which payment is due; and provided further that, if it is not possible to deliver such invoice, documentation and statement at least five (5) business days prior to the due date, Service Provider shall promptly notify Allegheny and, at Allegheny’s option, either request additional time for review and validation or submit the invoice for payment subject to subsequent review and validation. In addition, if the vendor offers a discount for payment prior to a specified date, Service Provider shall use commercially reasonable efforts to deliver such invoice and associated documentation to Allegheny at least five (5) business days prior to such date. *** No new Pass-Through Expenses may be added without Allegheny’s prior consent, which it may withhold in its sole discretion.

(b)	Efforts to Minimize. Service Provider will continually seek to identify methods of reducing and minimizing Allegheny’s retained and Pass-Through Expenses and will notify Allegheny of such methods and the estimated potential savings associated with each such method.

(c)	Cost Savings. If Service Provider proposes an innovative, value-adding, and cost-saving solution not previously identified by Allegheny or the Eligible Recipients, and not otherwise required by this Agreement, that Allegheny or an Eligible Recipient elects to implement, then Allegheny, in its sole discretion, may agree on a case-by-case basis to share with Service Provider a percentage of the net cost savings directly attributable to the proposed solution for a specified period not to exceed one (1) year.

11.3	Procurement.

Service Provider shall procure and deliver certain third party products and services for which Allegheny shall pay on a Pass-Through Expense basis or as to which Service Provider’s Charges will be based on the third party’s invoiced charges in accordance with Schedule 4. *** Service Provider shall also procure products and services related to the Services, by purchase, lease, license or contract, as the agent of Allegheny or an Eligible Recipient. In connection with the foregoing, the following shall apply:

(a)	In procuring such products and services, Service Provider shall: (i) give Allegheny and the Eligible Recipients the benefit of Service Provider’s most favorable vendor arrangements where permitted by such vendors; (ii) use commercially reasonable efforts to obtain the most favorable pricing and terms and conditions then-available from any source for such products and services; (iii) use the scale of Service Provider’s procurements on behalf of itself, Allegheny, the Eligible Recipients and other customers as leverage in negotiating such pricing or other terms and conditions; (iv) ensure that Allegheny receives at least an equitable and proportionate share of the total refunds, credits, discounts, incentives and other benefits then-available to Service Provider in connection with such procurements; and (v) adhere to the procurement procedures specified in the Policy and Procedures Manual, as such procedures may be modified from time to time by Allegheny. Service Provider shall adhere to Allegheny’s product and services standards and shall not deviate from such standards without Allegheny’s prior approval. To the extent an authorized Allegheny representative specifies the vendor, pricing and/or terms and conditions for a procurement, Service Provider shall not deviate from such instructions without Allegheny’s prior approval.

(b)	Service Provider may use, with Allegheny’s prior approval, master agreements existing as of the Commencement Date that are between Allegheny and various third party vendors to procure products and services requested by Allegheny. Service Provider’s use of such Allegheny master agreements shall be conditioned on and subject to the following: (i) Service Provider obtaining any Required Consents to the use of such master agreements; (ii) Service Provider complying with the terms and conditions of such master agreements; and (iii) Service Provider accepting responsibility for curing any breaches by Service Provider of such master agreements and indemnifying, in accordance with Section 17.6, Allegheny or the Eligible Recipients for any Losses in connection with such breaches.

(c)	Service Provider may use existing agreements between Service Provider and third party vendors or enter into new agreements with third party vendors to procure such products and services.

(d)	If, at any time, Allegheny determines that the pricing and terms and conditions available through Service Provider are not as favorable as those Allegheny could obtain on its own, Allegheny reserves the right to select and negotiate with the provider of such third party products and services and Service Provider shall comply with Allegheny’s decision with respect thereto.

(e)	With respect to all products and services purchased by Service Provider for Allegheny and/or the Eligible Recipients on a cost-plus, cost-reimbursement or Pass-Through Expense basis during the course of performing the Services, Service Provider shall use commercially available efforts to pass through, or otherwise provide, to Allegheny and/or the applicable Eligible Recipient(s) all benefits offered by the manufacturers and/or vendors of such products and services (including all warranties, refunds, credits, rebates, discounts, training, technical support and other consideration offered by such manufacturers and vendors) except to the extent otherwise agreed by Allegheny. If Service Provider is unable to pass through any such benefit to Allegheny and/or the applicable Eligible Recipient(s), it shall notify Allegheny in advance and shall not purchase such product or service without Allegheny’s prior approval.

11.4	Taxes.

The Parties’ respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

(a)	Income Taxes. Each Party shall be responsible for its own Income Taxes.

(b)	Sales, Use and Property Taxes. Each Party shall be responsible for any sales, lease, use, personal property, stamp, duty or other such taxes on Equipment, Software or property it owns or leases from a third party, including any lease assigned pursuant to this Agreement, and/or for which it is financially responsible under this Agreement.

(c)	Recoverable Taxes. All sums payable under or in connection with this Agreement shall be exclusive of Recoverable Taxes.

(d)	Taxes on Goods or Services Used by Service Provider. Service Provider shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties, including Recoverable Taxes, payable by Service Provider on any goods or services used or consumed by Service Provider in providing the Services (including services obtained from Subcontractors, but excluding telecommunications taxes, fees, and surcharges to the extent provided in Section 11.4(f)) where the tax is imposed on Service Provider’s acquisition or use of such goods or services and the amount of tax is measured by Service Provider’s costs in acquiring such goods or services and not by Allegheny’s cost of acquiring such goods or services from Service Provider.

(e)	Service Taxes. *** . If new or higher Service Taxes thereafter become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., Allegheny opening a new office, Service Provider relocating performance of Services to a shared service center or assigning this Agreement to an Affiliate) the Party initiating such move shall be financially responsible for such new or higher Service Taxes. ***.

(f)	Telecommunication Taxes, Surcharges or User Fees. To the extent Allegheny is responsible under Schedule 4 for telecommunication taxes, surcharges or user fees imposed by government authorities and associated with the Services and the allocation of such taxes, fees or surcharges is within Service Provider’s or its Subcontractors’ discretion, Service Provider and its Subcontractors shall act fairly and equitably in allocating such taxes, fees and surcharges to Allegheny, and Allegheny and the Eligible Recipients shall not receive more than a proportionate share of such taxes, fees and surcharges. In addition, in the event any such tax, fee or surcharge for which Allegheny or an Eligible Recipient is responsible is subsequently reduced or vacated by the appropriate regulatory authority or court of competent jurisdiction, Service Provider shall seek on behalf of Allegheny a refund of any overpayment of such tax, fee or surcharge by Allegheny or the Eligible Recipient, at Allegheny or the Eligible Recipient’s reasonable request ***.

(g)	Notice of New Taxes and Charges. Service Provider shall promptly notify Allegheny when it becomes aware of any new taxes or other charges (including changes to existing taxes or charges) to be passed through and/or collected by Allegheny under this Section. Such notification (which may be separate from the first invoice reflecting such taxes or other charges) shall contain a detailed explanation of such taxes or charges, including the effective date of each new tax or charge.

(h)	Efforts to Minimize Taxes. The Parties shall cooperate fully with each other to enable each Party to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible. Service Provider’s invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein. In the event Service Provider does not provide invoices in such format, Service Provider shall be liable for the entire amount of Service Tax on the invoice. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials, or services, and other exemption certificates or information reasonably requested by either Party. At Allegheny’s request, Service Provider shall provide Allegheny with (i) a written certification signed by an authorized representative of Service Provider confirming that Service Provider has filed all required tax forms and returns required in connection with any Service Taxes collected from Allegheny, and has collected and remitted all applicable Service Taxes, and (ii) such other information pertaining to applicable Taxes as Allegheny may reasonably request.

(i)	Tax Audits or Proceedings. Each Party shall promptly notify the other Party of, and coordinate with the other Party, the response to and settlement of, any claim for taxes asserted by applicable taxing authorities for which the other Party is financially responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have all rights to participate in the responses and settlements to the extent of its potential responsibility or liability. Each Party also shall have the right to challenge the imposition of any tax liability for which it is financially responsible under this Agreement or, if necessary, to direct the other Party to challenge the imposition of any such tax liability. If either Party requests the other to challenge the imposition of any tax liability, such other Party shall do so (unless and to the extent it assumes financial responsibility for the tax liability in question), and, the requesting Party shall reimburse the other for all fines, penalties, interest, additions to taxes or similar liabilities imposed in connection therewith, plus the reasonable legal, accounting and other professional fees and expenses it incurs. Each Party shall be entitled to any tax refunds or rebates obtained with respect to the taxes for which such Party is financially responsible under this Agreement. ***.

(j)	Tax Filings. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions. Service Provider represents, warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

(k)	Survival. The provisions of this Section 11.4 will survive the expiration or termination of this Agreement for any reason.

11.5	New Services.

(a)	Procedures. If Allegheny requests that Service Provider perform any New Services reasonably related to the Services or other services generally provided by Service Provider, Service Provider shall promptly prepare a *** proposal for Allegheny’s consideration. Unless otherwise agreed by the Parties, Service Provider shall prepare such *** proposal at no additional charge to Allegheny***Service Provider shall deliver such ***proposal to Allegheny within ten (10) days of its receipt of Allegheny’s request; provided, that Service Provider shall use commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. Allegheny shall provide such information as Service Provider reasonably requests in order to prepare such New Service proposal. Such New Services proposal shall include, among other things, the following at a level of detail sufficient to permit Allegheny to make an informed business decision: (i) a project plan and fixed price or price estimate for the New Service; (ii) a breakdown of such price or estimate; (iii) a description of the service levels to be associated with such New Service; (iv) a schedule for commencing and completing the New Service; (v) a description of the new hardware or software to be provided by Service Provider in connection with the New Service; (vi) a description of the software, hardware and other resources, including Resource Unit utilization, necessary to provide the New Service; (vii) any additional facilities or labor resources to be provided by Allegheny or the Eligible Recipients in connection with the proposed New Service; and (viii) in the case of any Developed Materials to be created through the provision of the proposed New Services, any ownership rights therein that differ from the provisions of Section 14.2. Allegheny may accept or reject any New Services proposal in its sole discretion and Service Provider shall not be obligated to perform any New Services to the extent the applicable proposal is rejected. Unless the Parties otherwise agree, if Allegheny accepts Service Provider’s proposal, Service Provider will perform the New Services and be paid in accordance with the proposal submitted by Service Provider and the provisions of this Agreement. Upon Allegheny’s acceptance of a Service Provider proposal for New Services, the scope of the Services will be expanded and this Agreement will be modified to include such New Services. If Service Provider is unable to provide such New Services using its own resources, Allegheny may require Service Provider to engage (as Service Provider’s subcontractor) a third party approved or selected by Allegheny to provide such services. Notwithstanding any provision to the contrary, (A) Service Provider shall act reasonably and in good faith in formulating such pricing proposal, (B) Service Provider shall use commercially reasonable efforts to identify potential means of reducing the cost to Allegheny, including utilizing Subcontractors as and to the extent appropriate, (C) such pricing proposal shall be no less favorable to Allegheny than the pricing and labor rates set forth herein for comparable Services, and (D) such pricing proposal shall take into account the existing and future volume of business between Allegheny and Service Provider.

(b)	Use of Third Parties. Allegheny may elect to solicit and receive bids from third parties to perform any New Services. If Allegheny elects to use third parties to perform New Services, (i) such New Services shall not be deemed “Services” under the provisions of this Agreement, and (ii) Service Provider shall cooperate with such third parties as provided in Section 4.5.

(c)	Services Evolution and Modification. The Parties anticipate that the Services will evolve and be supplemented, modified, enhanced or replaced over time to keep pace with technological advancements and improvements in the methods of delivering Services and changes in the businesses of Allegheny and the Eligible Recipients. The Parties acknowledge and agree that these changes will modify the Services and will not be deemed to result in New Services unless the changed services meet the definition of New Services.

(d)	Authorized User and Eligible Recipient Requests. Service Provider will promptly inform the Allegheny Contract Executive of requests for New Services from Authorized Users or Eligible Recipients, and shall submit any proposals for New Services to the Allegheny Contract Executive or his or her designee. Service Provider shall not agree to provide New Services to any Authorized Users or Eligible Recipients without the prior written approval of the Allegheny Contract Executive or his or her designee. If Service Provider fails to comply strictly with this Section 11.5(d), it shall receive no compensation for any services rendered to any person or entity in violation of such provision.

11.6	Extraordinary Events.

(a)	Definition. As used in this Agreement, an “Extraordinary Event” shall mean a circumstance in which an event or discrete set of events has occurred or is planned with respect to the business of Allegheny or the Eligible Recipients *** . Examples of the kinds of events that might cause such material change in the scope, nature or mix of the Services include the following:

(i)	changes in locations where the Eligible Recipients operate;

(ii)	changes in products of, or in markets served by, the Eligible Recipients;

(iii)	mergers, acquisitions, divestitures or reorganizations of the Eligible Recipients;

(iv)	changes in the method of service delivery;

(v)	changes in the applicable regulatory environment;

(vi)	changes in Allegheny’s policy, technology or processes;

(vii)	changes in market priorities; or

(viii)	changes in the business units being serviced by Service Provider.

(b)	Consequence. If an Extraordinary Event occurs, Allegheny may, at its option, request more favorable pricing with respect to applicable Charges for any affected Tower in accordance with the following:

(1)	Service Provider and Allegheny shall mutually determine on a reasonable basis the efficiencies, economies, savings and resource utilization reductions, if any, resulting from such Extraordinary Event and, upon Allegheny’s approval, Service Provider shall then proceed to implement such efficiencies, economies, savings and resource utilization reductions as quickly as practicable and in accordance with the agreed upon schedule. Thereafter, as the efficiencies, economies, savings or resource utilization reductions are realized, the Charges specified on Schedule 4 and any affected Resource Baselines shall be promptly and equitably adjusted to pass through to Allegheny the net benefit of such efficiencies, economies, savings and resource utilization reductions; provided, that Allegheny shall reimburse Service Provider for any net costs or expenses incurred to realize such efficiencies, economies, savings or resource utilization reductions if and to the extent Service Provider (i) notifies Allegheny of such additional costs and obtains Allegheny’s approval prior to incurring such costs, (ii) uses commercially reasonable efforts to identify and consider practical alternatives, and reasonably determines that there is no other more practical or cost effective way to obtain such savings without incurring such expenses, and (iii) uses commercially reasonable efforts to minimize the additional costs to be reimbursed by Allegheny.

(2)	An Extraordinary Event shall not result in Billable Resource Unit prices to Allegheny being higher than such Billable Resource Unit prices would have been if the RRCs, ARCs and other rates and charges then specified in Schedule 4 had been applied. Allegheny may, at its sole option, elect, for each Extraordinary Event, at any time to forego its rights under this Section 11.6 and instead, apply RRCs, ARCs and other rates and charges specified in Schedule 4 to adjust the Charges.

11.7	Unanticipated Change.

If an Unanticipated Change occurs, and if Allegheny requests that the Services should be modified to incorporate such Unanticipated Change, the Parties shall use the procedures in Section 11.6(b) to equitably adjust the Charges and other relevant provisions of this Agreement to take such Unanticipated Change into account. An “Unanticipated Change” shall consist of a material change in the technologies and/or business processes available to provide all or part of the Services which is outside the normal evolution of technology experienced by the information technology industry and other in-scope Services industry, that was not generally available as of the Effective Date, and that would materially reduce Service Provider’s cost of providing the Services.

11.8	Proration.

Periodic charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

11.9	Refundable Items.

(a)	Prepaid Amounts. Where Allegheny and/or the Eligible Recipients have prepaid for a service or function for which Service Provider is assuming financial responsibility under this Agreement, including the items listed on Schedule 30, Service Provider shall promptly refund to Allegheny or such Eligible Recipient, upon either Party identifying the prepayment, that portion of such prepaid expense which is attributable to periods on and after the Commencement Date.

(b)	Refunds and Credits. If Service Provider should receive a refund, credit, discount or other rebate for goods or services paid for by Allegheny and/or the Eligible Recipients on a Pass-Through Expense, Retained Expense, cost-plus or cost-reimbursement basis, then Service Provider shall (i) notify Allegheny of such refund, credit, discount or rebate and (ii) pay the full amount of such refund, credit, discount or rebate to Allegheny or such Eligible Recipient.

(c)	Allocation of Balloon, Roll-Over and Similar Payments. With respect to contracts assigned to Allegheny pursuant to Sections 4.4(b)(4), (5), (6), and (7), where the costs under any such contracts entered into by Service Provider, a Service Provider Affiliate or Subcontractor are to be apportioned between the Parties, Service Provider shall be responsible for the payment of any costs required to be paid by Allegheny after the assignment of such contracts to Allegheny, to the extent such costs are attributable to periods during the Term and the provision of any Termination Assistance Services. Additionally, if lease, license, maintenance, service charges or other periodic payments under any such contract increase after assignment to Allegheny (other than to account for cost of living or similar increases) (e.g., balloon or similar payments), all such payments shall be recalculated so that, as between the Parties, the entire cost shall be amortized evenly over the entire term of such contract. In the case of licenses, such allocation of costs shall not apply to the initial one-time license fees paid or payable by Service Provider. Service Provider shall be responsible for those roll-over and recalculated costs that are attributable to periods during the Term and the provision of any Termination Assistance Services, and, upon assignment to Allegheny, Allegheny shall be responsible for all other payments. Service Provider shall provide a credit to Allegheny for any such roll-over costs and recalculated costs against any amounts then-due and owing by Allegheny or, if there are no amounts then-owed by Allegheny, pay such roll-over or recalculated amounts to Allegheny within thirty (30) days after the assignment of the applicable contract to Allegheny.

11.10	Allegheny Benchmarking Reviews.

(a)	Benchmarking Review. Commencing *** Allegheny may *** engage the services of an independent third party (a “Benchmarker”) to compare the quality and cost of a Tower or the Services as a whole, as applicable, against the quality and cost of other well managed service providers performing similar services to determine whether Allegheny is receiving from Service Provider pricing and levels of service that are competitive with market rates, prices and service levels, given the nature, volume and type of Services provided by

Service Provider hereunder (“Benchmarking”). The benchmarker shall be engaged on terms consistent with this Section 11.10 and otherwise acceptable to Allegheny, provided that Service Provider shall have an opportunity to review and comment on the proposed agreement. If the Service Provider believes the agreement in the form proposed by Allegheny is inconsistent with this Section 11.10 such that the benchmarking is likely to be skewed in favor of Allegheny, Service Provider may submit the issue to dispute resolution pursuant to Section 19. *** In making this comparison, the Benchmarker shall consider the following factors, and such other factors as it deems appropriate under the circumstances, and adjust the prices as and to the extent appropriate: (A) whether supplier transition and transformation charges are paid by the customer as incurred or amortized over the term of the agreement or the manner in which such transition and transformation charges are invoiced and paid; (B) the extent to which supplier pricing includes the purchase of the customer’s existing assets; (C) the extent to which supplier pricing includes the cost of acquiring future assets; (D) the extent to which this Agreement calls for Service Provider to provide and comply with unique Allegheny requirements; and (E) whether Service Taxes are included in such pricing or stated separately in supplier invoices.

(b)	General. Any Benchmarker *** shall execute a non-disclosure agreement substantially in the form attached hereto as Exhibit 1. Each Party shall cooperate fully with the Benchmarker and shall provide reasonable access to any premises, equipment, personnel or documents and provide any assistance required by the Benchmarker to conduct the Benchmarking, all at the respective Party’s cost and expense. The Benchmarking shall be conducted so as not to unreasonably disrupt Service Providers’ operations under this Agreement.

(c)	Result of Benchmarking. If the Benchmarker finds that the Charges paid by Allegheny for all Services or for any Tower are greater than the lowest twenty-five percent (25%) of the prices charged by other well managed service providers for work of a similar nature, type or volume (the “Benchmark Standard”), ***Any adjustment to the Charges shall be made on a prospective basis only beginning thirty (30) days after receipt of the final benchmark report.

(d)	Service Provider Review and Dispute. The Benchmarker shall provide the Parties with a copy of the Benchmarker’s report and each Party shall have ten (10) business days to review such report. If the Parties are unable to agree upon the validity of such findings, the matter shall be resolved pursuant to the dispute resolution procedures set forth in Article 19. Reductions in Service Provider’s Charges shall be implemented effective as of thirty (30) days after the final benchmark report was provided to Service Provider.

(e)	Transport Rate Review. The following shall apply to the telecommunications transport services for which Service Provider includes a separate Charge under this Agreement for those telecommunications transport services.

(i)	*** Any reduction of a Transport Rate under this Agreement shall be effective as of the date on which the corresponding reduction in the Subcontract Transport Rate is effective.

(ii)	Notwithstanding the foregoing, Service Provider shall not be obligated to disclose to Allegheny, and Allegheny shall not be entitled to audit or review, the terms of Service Provider’s contract with the Subcontractor(s) utilized by

Service Provider to provide telecommunications transport services, including pricing terms. However, at Allegheny’s request, Service Provider shall cause the independent auditing firm that certifies Service Provider’s annual financial statements, or another independent auditing firm of international standing agreed upon by the Parties, to review the pertinent information and methodology to verify Service Provider’s compliance with this provision. Allegheny shall reimburse Service Provider for any fees or expenses of such independent auditor(s) reasonably incurred by Service Provider in connection with any requested review, provided (i) Service Provider notifies Allegheny of such fees and expenses and obtains Allegheny’s approval prior to incurring them and (ii) Service Provider uses commercially reasonable efforts to minimize the amounts to be paid or reimbursed by Allegheny.

11.11	Efforts to Reduce Costs and Charges. From time to time, Allegheny may request that the Parties work together to identify ways to achieve reductions in the cost to Allegheny of the Services and corresponding reductions in the Charges to be paid by Allegheny by modifying or reducing the nature or scope of the Services to be performed by Service Provider, the applicable Service Levels or other contract requirements. If requested by Allegheny, Service Provider shall promptly prepare a proposal at a level of detail sufficient to permit Allegheny to make an informed business decision identifying all viable means of achieving the desired reductions without adversely impacting business objectives or requirements identified by Allegheny. In preparing such a proposal, Service Provider shall give due consideration to any means of achieving such reductions proposed by Allegheny. ***Allegheny shall not be obligated to accept or implement any proposal, and Service Provider shall not be obligated to implement any change that affects the terms of this Agreement, unless and until such change is reflected in a written amendment to this Agreement.

12.	INVOICING AND PAYMENT

12.1	Invoicing.

(a)	Invoice. Within seven (7) days after the beginning of each month, Service Provider will present Allegheny with an invoice (the “Monthly Invoice”) for (i) the fixed portion of the Monthly Base Charges for the current month, and (ii) any variable Charges due and owing for the preceding month, including Charges for ARCs and RRCs, ***. The invoice shall be delivered to Allegheny, at its request, at the address(es) listed in Section 21.3, and/or electronically. Except as otherwise provided above, Service Provider shall not invoice Allegheny for any advance or concurrent charges.

(b)	Form and Data. At Allegheny’s request, Service Provider shall provide separate Monthly Invoices for each Allegheny Affiliate or Eligible Recipient then receiving Services, allocated among such Affiliates or Eligible Recipients based on the chargeback data generated by Service Provider and/or the allocation formula provided by Allegheny, provided that if the number of such invoices exceeds ten (10) per month then Service Provider may condition the delivery of additional invoices on reimbursement of any additional direct incremental costs incurred by Service Provider in producing such additional invoices. Each invoice shall be in the form specified in Exhibit 2 and shall (i) comply with all applicable legal, regulatory and accounting requirements, (ii) allow Allegheny to validate volumes and fees, (iii) permit Allegheny to chargeback internally to the same organizational level and at the same level of detail in use by Allegheny, as provided by Allegheny from time to time, and (iv) meet Allegheny’s and the Eligible

Recipient’s business accounting and billing requirements as provided by Allegheny from time to time. Each invoice shall include the pricing calculations and related data utilized to establish the Charges and sufficient information to validate the service volumes and associated Charges. The data underlying each invoice shall be delivered to Allegheny electronically (if requested by Allegheny) and in a form and format compatible with Allegheny’s accounting systems, as provided by Allegheny from time to time.

(c)	***

(d)	Time Limitation. For the Monthly Base Charges, if Service Provider fails to provide an invoice to Allegheny for any amount within one hundred eighty (180) days after the month in which the Services in question are rendered or the expense incurred, Service Provider shall waive any right it may otherwise have to invoice for and collect such amount, except in the case of Service Taxes, which will be invoiced by Service Provider to Allegheny within thirty (30) days of Service Provider receiving notice of an assessment for such Service Taxes.

12.2	Payment Due.

Subject to the other provisions of this Article 12, each Monthly Invoice provided for under Section 12.1 is due and payable by Allegheny by wire transfer in immediately available funds within thirty (30) days after receipt by Allegheny of such Monthly Invoice unless the amount in question is disputed in accordance with Section 12.4. Any amount due under this Agreement for which a time for payment is not otherwise specified also shall be due and payable within thirty (30) days, *** The Parties agree that invoicing and payment will be by and between U.S. companies in U.S. dollars. Any amounts not paid when due will bear interest from the date due until paid at a rate equal to the Interest Rate.

12.3	Set Off.

With respect to any amount to be paid or reimbursed by Allegheny hereunder, Allegheny may set off against such amount any undisputed amount that Service Provider is obligated to pay Allegheny hereunder. Allegheny shall have the right to subsequent withholding or set off if and to the extent Allegheny paid an amount which it previously had a right to withhold.

12.4	Disputed Charges.

Allegheny may withhold payment of particular Charges that Allegheny reasonably disputes in good faith subject to the following:

(a)	Notice of Dispute. If Service Provider’s invoice includes sufficient detail and supporting documentation to enable Allegheny to reasonably determine whether Service Provider’s Charges are in accordance with this Agreement, Allegheny shall notify Service Provider [***] if it disputes any of the Charges in such invoice.

(b)	Notice of Insufficient Detail, Documentation and Dispute. If Service Provider’s invoice does not include sufficient detail and supporting documentation to enable Allegheny to reasonably determine whether Service Provider’s Charges are in accordance with this Agreement, Allegheny shall so notify Service Provider ***. Service Provider shall promptly provide such reasonable detail and supporting documentation, and Allegheny shall notify Service Provider *** whether it disputes any of the Charges in Service Provider’s invoice.

(c)	Description and Explanation. If Allegheny disputes any Service Provider Charges, Allegheny shall so notify Service Provider and provide a description of the particular Charges in dispute and an explanation of the reason why Allegheny disputes such Charges.

(d)	***

(e)	Continued Performance. Each Party agrees to continue performing its obligations under this Agreement while any dispute is being resolved unless and until such obligations are terminated by the termination or expiration of this Agreement.

(f)	No Waiver. Neither the failure to dispute any Charges or amounts prior to payment nor the failure to withhold any amount shall constitute, operate or be construed as a waiver of any right Allegheny may otherwise have to dispute any Charge or amount or recover any amount previously paid.

13.	ALLEGHENY DATA AND OTHER PROPRIETARY INFORMATION

13.1	Allegheny Ownership of Allegheny Data.

Allegheny Data is and shall remain the property of Allegheny (and/or the applicable Eligible Recipients). Service Provider shall promptly deliver Allegheny Data (or the portion of such Allegheny Data specified by Allegheny) to Allegheny in the format and on the media prescribed by Allegheny (i) at any time at Allegheny’s request, (ii) at the end of the Term and the completion of all requested Termination Assistance Services (except Contract Records, which shall be retained by Service Provider for the Audit Period specified in Section 9.10(a) unless and to the extent Service Provider is directed by Allegheny to deliver such Contract Records to Allegheny prior to the expiration of such audit period), or (iii) with respect to particular Allegheny Data, at such earlier date that such data are no longer required by Service Provider to perform the Services. Thereafter, Service Provider shall return or destroy, as directed by Allegheny, all copies of the Allegheny Data in Service Provider’s possession or under Service Provider’s control as soon as possible, but in any event within ten (10) business days and deliver to Allegheny written certification of such return or destruction signed by an authorized representative of Service Provider. Service Provider shall not withhold any Allegheny Data as a means of resolving any dispute. Allegheny Data shall not be utilized by Service Provider for any purpose other than the performance of Services under this Agreement and, to the extent necessary and subject to the provisions of Section 13.4, the resolution of any then-current disputes that may arise between the Parties hereunder, and Service Provider shall at all times comply with Allegheny’s privacy policy, as modified by Allegheny from time to time ***. Allegheny Data shall not be sold, assigned, leased, encumbered, commercially exploited or otherwise provided to third parties by or on behalf of Service Provider or any Service Provider Personnel. Service Provider shall promptly notify Allegheny if it believes that any use of Allegheny Data by Service Provider contemplated under this Agreement or to be undertaken as part of the Services is inconsistent with the foregoing.

13.2	Safeguarding Allegheny Data.

(a)	Safeguarding Procedures. Service Provider shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of Allegheny Data in the possession of Service Provider which are (i) no less rigorous than those maintained by Allegheny as of the Effective Date (or implemented by Allegheny in the future to the extent deemed necessary by Allegheny), including Allegheny’s privacy, security and records retention policies which have been provided or made available by Allegheny to Service Provider in writing (which may include electronic communications and notices of the applicable information contained on a website with directions to the relevant location on the website that contains such information) and the security and control requirements under this Agreement, and (ii) no less rigorous than those maintained by Service Provider for its own information of a similar nature, which shall be no less rigorous than accepted security standards in the industry (such as ISO 17799). Within sixty (60) days following the Effective Date, Service Provider shall evaluate the then-current Allegheny security policy and shall prepare and submit for Allegheny review and approval recommendations with respect to changes or modifications to such policy. Service Provider shall maintain and enforce the then-current Allegheny security policy until any changes or modifications are approved by Allegheny for implementation. *** Allegheny shall have the right to establish backup security for Allegheny Data and to keep backup copies of the Allegheny Data in Allegheny’s possession at Allegheny’s expense if Allegheny so chooses. Service Provider shall provide Allegheny with downloads of Allegheny Data, as requested and directed by Allegheny, to enable Allegheny to maintain such backup security or backup copies of Allegheny Data. Service Provider shall remove all Allegheny Data from any media taken out of service and shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. No media on which Allegheny Data is stored may be used or re-used to store data of any other customer of Service Provider or to deliver data to a third party, including another Service Provider customer, unless securely erased in accordance with the Policy and Procedures Manual. In the event Service Provider discovers or is notified of a breach or potential breach of security relating to Allegheny Data in the possession or control of Service Provider or its Affiliates or Subcontractors, Service Provider shall (A) expeditiously notify Allegheny of such breach or potential breach, (B) investigate such breach or potential breach and perform a Root Cause Analysis thereon, (C) remediate the effects of such breach or potential breach of security to the extent possible, (D) provide Allegheny with such assurances as Allegheny shall reasonably request that such breach or potential breach will not recur and (E) provide periodic updates during the investigation to Allegheny and provide Allegheny the root cause analysis reports. To the extent Service Provider cannot remediate any breach or potential breach of security relating to Allegheny Data in the possession or control of Service Provider or its Affiliates or Subcontractors within the time period desired by Allegheny, Allegheny will reprioritize the Services, in accordance with Section 4.7, and Allegheny’s business requirements to help make Service Provider Personnel then-assigned to the Allegheny account available to perform such remediation or at Allegheny’s option require that Service Provider provide required additional resources at the *** under this Agreement.

(b)	Reconstruction Procedures. As part of the Services, Service Provider shall be responsible for developing and maintaining procedures for the reconstruction of lost Allegheny Data which are (i) no less rigorous than those maintained by Allegheny as of the Effective Date (or implemented by Allegheny in the future to the extent deemed necessary by Allegheny), and (ii) no less rigorous than those maintained by Service Provider for its own information of a similar nature. As soon as practicable following the Effective Date, Service Provider shall provide Allegheny with copies of Service Provider’s procedures for the reconstruction of lost Allegheny Data for Allegheny’s review and approval. Allegheny will provide Service Provider with access to Allegheny’s existing documentation, and Service Provider will document all of Allegheny’s procedures for the reconstruction of lost Allegheny Data in the Policy and Procedures Manual (as supplemented by or replaced with those Service Provider procedures that are approved by Allegheny).

(c)	Corrections. Where Allegheny has instructed, or where Schedule 2 provides, that Allegheny Data is to be backed up by Service Provider and retained to enable such data restoration, Service Provider shall restore all destroyed, lost or altered Allegheny Data using generally accepted data restoration techniques. In addition, if Service Provider or its Affiliates or Subcontractors has caused the destruction, loss or alteration of any Allegheny Data, Service Provider shall be responsible for the cost of restoring such data. *** Service Provider shall at all times adhere to the procedures and safeguards specified in Section 13.2(a) and (b) and shall correct (including any required back-up or restoration of data from scheduled backups, or if not available on such backups, restoration by other means with Allegheny’s reasonable cooperation), at no charge to Allegheny, any destruction, loss or alteration of any Allegheny Data attributable to the failure of Service Provider or Service Provider Personnel to comply with Service Provider’s obligations under this Agreement.

(d)	Advice on Better Procedures. Where not limited from doing so by customer confidentiality concerns, Service Provider shall regularly advise Allegheny of data security practices, procedures and safeguards in effect for other Service Provider customers, where such practices, procedures and safeguards are of a higher standard than those contemplated under this Agreement.

13.3	Allegheny and Service Provider Personal Data.

(a)	Compliance with Data Privacy Laws. Service Provider shall comply with the provisions of and the obligations imposed on Service Provider under applicable Data Privacy Laws. In addition, Service Provider shall provide Allegheny with such assistance as Allegheny may reasonably require to fulfill the responsibilities of Allegheny and the Eligible Recipients under such Data Privacy Laws. Service Provider also shall comply with the data privacy policies of Allegheny, as well as the global data privacy policies of any self-regulatory organizations to which Allegheny or the Eligible Recipients belong to the extent (i) Allegheny has provided or made available in writing to Service Provider such data privacy policies (which may include electronic communications and notices of the applicable information contained on a website with directions to the relevant location on the website that contains such information) and (ii) such policies are applicable to Service Provider in its role as a third party service provider to Allegheny and the Eligible Recipients in relation to Allegheny Personal Data.

(b)	Return of Personal Data. All Allegheny Personal Data acquired by Service Provider shall be returned or destroyed (at the option of Allegheny) by Service Provider on request in accordance with Section 13.1, unless and to the extent such Allegheny Personal Data is required by Service Provider to discharge its obligations hereunder or under applicable Laws (including applicable Data Privacy Laws).

(c)	Service Provider Responsible for Third Parties. Service Provider shall be responsible for the acts and omissions of any Subcontractor or other third party that processes (within the meaning of the applicable Data Privacy Laws) Allegheny Personal Data on Service Provider’s behalf in the same manner and to the same extent as it is responsible for its own acts and omissions with respect to such Allegheny Personal Data.

(d)	Personal Data Security. Without limiting Service Provider’s obligations under Section 13.2 or otherwise with respect to data security, Service Provider shall:

(i)	take commercially reasonable steps to ensure the reliability of Service Provider Personnel who have access to, and who are responsible for the security of, the Allegheny Personal Data;

(ii)	provide Allegheny or the relevant Eligible Recipient with such information, assistance and cooperation as Allegheny or such Eligible Recipient may reasonably require from time to time to establish Allegheny’s or any Eligible Recipient’s compliance with the obligations relating to security contained in the Data Privacy Laws; and

(iii)	inform Allegheny or the relevant Eligible Recipient as soon as reasonably practicable of any particular risk to the security of any of their computer networks of which Service Provider becomes aware and of the categories of Allegheny Personal Data and individuals that may be affected.

(e)	Further Data Processor Obligations. Service Provider shall promptly, and in any event not later than reasonably required in order to enable Allegheny or the relevant Eligible Recipient to fulfill its duties under any Data Privacy Law:

(i)	pass on to Allegheny or the relevant Eligible Recipient any inquiries or communication (including subject access requests) from end users relating to their Allegheny Personal Data or its processing; and

(ii)	provide such information as may be required for the purpose of responding to any such end users or otherwise necessary for Allegheny to comply with duties under Data Privacy Laws.

Service Provider shall at all times act in a manner consistent with the requirements of any and all codes relating to personal data processing which are generally accepted within the finance and accounting and human resources outsourcing sectors in so far as they are relevant to the Services performed by Service Provider and in so far as they are applicable to the Service Provider in its role as a data processor in relation to Allegheny Personal Data. ***.

(f)	Service Provider Personal Data. During the Term and in connection with their performance, Allegheny or the Eligible Recipients may receive personal data of or relating to employees of Service Provider or its Affiliates or Subcontractors. Allegheny agrees that it will use any such personal information for the sole purposes of this Agreement, that it will use the same means as it uses to protect its own employees’ personal information, but in no event less than reasonable means considering the information involved, to prevent the disclosure and to protect such personal data from unauthorized access by any person, and that it shall not disclose such personal information to any third party, other than Eligible Recipients and third parties who are permitted to such information pursuant to this Section 13, without the express consent of Service Provider.

13.4	Confidentiality.

(a)	Proprietary Information. Service Provider and Allegheny each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customers’ business and is not generally available to the public. Except as otherwise specifically agreed in writing by the Parties, “Proprietary Information” shall mean (i) this Agreement and the terms hereof and thereof, (ii) all information marked confidential, restricted or proprietary by either Party, and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of Allegheny and the Eligible Recipient, Proprietary Information also shall include Software provided to Service Provider by or through Allegheny or the Eligible Recipients, Developed Materials, Allegheny Data, attorney-client privileged materials and attorney work product of Allegheny and the Eligible Recipients, customer lists, customer contracts, customer information, rates and pricing, information with respect to competitors, strategic plans, account information, rate case strategies, research information, plant and equipment design information, financial/accounting information (including assets, expenditures, mergers, acquisitions, divestitures, billings collections, revenues and finances), human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third party contracts, licenses, internal or external audits, law suits, regulatory compliance (including compliance with information sharing that may violate the FERC Code of Conduct) or other information or data of Allegheny or other Eligible Recipients obtained, received, transmitted, processed, stored, archived, or maintained by Service Provider under this Agreement. By way of example, Allegheny Proprietary Information shall include plans for changes in Allegheny’s or an Eligible Recipient’s facilities, business units and product lines, plans for business mergers, acquisitions or divestitures, rate information, plans for the development and marketing of new products, financial forecasts and budgets, technical proprietary information, employee lists and company telephone or e-mail directories. In the case of Service Provider, Proprietary Information shall include financial and pricing information, account information, information regarding Service Provider’s business plans and operations, research information, human resources and personnel information, trade secrets, third party contracts or licenses, , and proprietary Systems, software, tools and methodologies owned by Service Provider and used in the performance of the Services. The terms of, and performance reports issued in connection with, this Agreement will be deemed the Proprietary Information of each Party and neither Party may disclose such Proprietary Information without the prior written consent of the other Party; provided that the foregoing shall not restrict Allegheny from disclosing Proprietary Information relating to (1) the financial or operational terms of this Agreement and/or Service Provider’s performance hereunder (e.g., applicable Service Levels and measurements of Service Provider’s performance with respect to such Service Levels) in connection with a benchmarking under Section 11.10 or (2) Allegheny’s operations, the Services, the Service Levels and Allegheny’s costs for the Services (but not the Charges) in connection with the solicitation of proposals for or the procurement of the same or similar services from Allegheny Third Party Contractors.

(b)	Obligations.

(i)	During the term of this Agreement and at all times thereafter as specified in Section 13.4(f), Service Provider and Allegheny shall not disclose, and shall maintain the confidentiality of, all Proprietary Information of the other Party

(and in the case of Service Provider, the Eligible Recipients). Allegheny and Service Provider shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Proprietary Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own information (or information of its customers) of a similar nature, but not less than reasonable care. Service Provider Personnel shall not have access to Allegheny Proprietary Information without proper authorization. Upon receiving such authorization, authorized Service Provider Personnel shall have access to Allegheny Proprietary Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person’s scope of responsibility, provided that such access is not in violation of Law.

(ii)	The Parties may disclose Proprietary Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where (A) use by such person or entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person’s or entity’s obligations under or with respect to this Agreement or otherwise naturally occurs in such person’s or entity’s scope of responsibility, (C) the entity (or where no entity, an individual) agrees in writing to assume the obligations described in this Section 13.4, and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or entity and takes all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or entity shall be under the terms and conditions as provided herein. Each Party’s Proprietary Information shall remain the property of such Party. The Parties may, to the extent required and subject to appropriate confidentiality notices, provide Proprietary Information to tax authorities and advisors, pertinent to tax filings, claims, and assessments without notification to or approval by the other Party.

(iii)	Neither Party shall (A) make any use or copies of the Proprietary Information of the other Party except as contemplated by this Agreement, (B) acquire any right in or assert any lien against the Proprietary Information of the other Party, (C) sell, assign, transfer, lease, or otherwise dispose of Proprietary Information to third parties or commercially exploit such information, including through Derivative Works, or (D) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party’s Proprietary Information (including copies thereof) to the other Party if requested to do so. Notwithstanding the foregoing, (1) either Party may disclose Proprietary Information relating to the financial or operational terms of this Agreement and/or Service Provider’s performance hereunder (e.g., applicable Service Levels and measurements of Service Provider’s performance with respect to such Service Levels) in connection with a benchmarking under Section 11.10 and (2) Allegheny may disclose Proprietary Information relating to Allegheny’s operations, the Services, the Service Levels and Allegheny’s costs for the Services (but not the Charges) in connection with the solicitation of proposals for or the procurement of the same or similar services from Allegheny Third Party Contractors. Upon expiration or any termination of this Agreement and completion of each Party’s obligations under this Agreement, each Party shall return or destroy, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party’s Proprietary Information within thirty (30) days (except Contract Records, which shall be retained by Service Provider for the Audit Period specified in Section 9.10(a) unless and to the extent Service Provider is directed by Allegheny to deliver such Contract Records to Allegheny prior to the expiration of such audit period). Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an authorized representative of such Party. Notwithstanding the foregoing, each Party may maintain an archival copy of the other Party’s Proprietary Information solely as necessary to comply with Laws or to protect its rights with respect to any then-current dispute under this Agreement. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

(c)	Exclusions. Section 13.4(b) shall not apply to any particular information which the receiving Party can demonstrate (i) is, at the time of disclosure to it, generally available to the public other than through a breach of the receiving Party’s or a third party’s confidentiality obligations, (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes generally available to the public other than through a breach of the receiving Party’s or a third party’s confidentiality obligations, (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it, (iv) is received from a third party having a lawful right to disclose such information, or (v) is independently developed by the receiving Party without reference to Proprietary Information of the furnishing Party; provided, however, that the exclusions in the foregoing subsections (i) and (ii) shall not be applicable to the extent that the disclosure or sharing of such information by one or both Parties is subject to any limitation, restriction, consent or notification requirement under any applicable federal or state information privacy law or regulation then in effect. The Parties acknowledge and agree that Proprietary Information that is not generally available to the public shall not be deemed public or subject to this exclusion merely because it is combined with information that is generally available to the public. In addition, the receiving Party shall not be considered to have breached its obligations under this Section 13.4 for disclosing Proprietary Information of the other Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party, to the extent it may legally do so, advises the other Party of the Proprietary Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Proprietary Information, or take such other action as it deems appropriate to protect the Proprietary Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Proprietary Information.

(d)	Loss of Proprietary Information. Each Party shall (i) immediately notify the other Party of any possession, use, knowledge, disclosure, or loss of such other Party’s Proprietary Information in contravention of this Agreement, (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure, or loss, (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights, and (iv) promptly use commercially reasonable efforts to prevent further possession, use, knowledge, disclosure, or loss of Proprietary Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this Section 13.4(d).

(e)	No Implied Rights. Nothing contained in this Section 13.4 shall be construed as obligating a Party to disclose its Proprietary Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Proprietary Information of the other Party.

(f)	Survival. The limitations on use and disclosure by Service Provider with respect to Allegheny Personal Data and Allegheny’s human resources and personnel information shall survive the expiration or termination of this Agreement and shall be perpetual. The Parties’ obligations of non-disclosure and confidentiality with respect to all other Proprietary Information shall survive the expiration or termination of this Agreement for a period of seven (7) years from the later of (i) the expiration or termination of this Agreement (including all periods of Termination Assistance Services), or (ii) the return or destruction of Proprietary Information in accordance with Sections 13.1 and 13.4(b)(iii) (but not including accounting information pertaining to this Agreement that Service Provider is required to maintain pursuant to applicable Laws); provided, however, that the passage of this seven (7) year period shall not absolve either Party of responsibility for any breach of this Article 13 occurring prior to the expiration of such seven (7) year period.

13.5	File Access.

Subject to the limitations expressly noted in this Section 13.5, Allegheny shall have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing Allegheny Data, as well as all systems and network logs, system parameters and documentation. At no time shall any of such files or other materials or information be stored or held in a form or manner not readily accessible to Allegheny. Service Provider shall provide to the Allegheny Contract Executive all passwords, codes, comments, keys, documentation and the locations of any such files and other materials promptly upon the request of Allegheny, including Equipment and Software keys and such information as to format, encryption (if any) and any other specification or information necessary for Allegheny to retrieve, read, revise and/or maintain such files and information. Upon the request of the Allegheny Contract Executive, Service Provider shall confirm that, to the best of its knowledge, all files and other information provided to Allegheny are complete and that no material element, amount, or other fraction of such files or other information to which Allegheny may request access or review has been deleted, withheld, disguised or encoded in a manner inconsistent with the purpose and intent of providing full and complete access to Allegheny as contemplated by this Agreement. In exercising its rights under this Section 13.5, Allegheny shall comply with Service Provider’s reasonable security and confidentiality requirements, and, to the extent such access requires use of Service Provider’s software, equipment, systems or facilities, shall comply with Service Provider’s reasonable security and confidentiality requirements, and with Service Provider’s reasonable standards and procedures in order to avoid disclosure of or access to any information of any other Service Provider customers, or other Service Provider Proprietary Information that Allegheny is not otherwise entitled to obtain pursuant to this Agreement, including Service Provider’s internal costs.

13.6	Requirements for Information in Legal Proceedings.

(a)	Preservation of Legal Privileges. If Allegheny notifies Service Provider, or Service Provider is otherwise aware, that particular Allegheny Data or Allegheny Proprietary Information may be within Allegheny attorney-client or work-product privileges of Allegheny, then regardless of any applicable exclusions, Service Provider (i) shall not disclose such Allegheny Data or Allegheny Proprietary Information or take any other action that would result in waiver of such privileges and (ii) shall instruct all Service Provider Personnel and Subcontractors who may have access to such communications to maintain privileged material as strictly confidential and otherwise protect Allegheny privileges. Communications to and from any lawyer employed or retained on behalf of Allegheny shall be deemed to contain privileged material unless Allegheny otherwise states, and Service Provider acknowledges it is aware of this.

(b)	Litigation Response Plan. If Allegheny so requests, Service Provider shall participate in periodic meetings to discuss implementation and updating of policies and procedures to prepare for and respond to discovery requests, subpoenas, investigatory demands, and other requirements for information related to legal and regulatory audits and proceedings (the “Litigation Response Plan”). At such meetings, Service Provider shall fully cooperate with Allegheny in providing all information requested by Allegheny or that would assist Allegheny in connection with such Litigation Response Plan. Service Provider shall comply with the Litigation Response Plan as it may be revised by Allegheny from time to time, including preparing for and complying with requirements for the preservation and production of data in connection with legal and regulatory proceedings and government investigations; provided that if such work was not previously performed by Allegheny Personnel whose functions were displaced by the Services (including, for the avoidance of doubt, such work performed by Directed Allegheny Employees), ***

(c)	Response to Preservation and Production Requirements.

(i)	If Allegheny is required to, or sees a risk that it will be required to, preserve and/or produce any Materials, Allegheny Data, Allegheny Proprietary Information or related Systems possessed by Service Provider or under Service Provider’s control in the context of legal proceedings or investigations (“Litigation Data”), Allegheny may send Service Provider a notice (a “Litigation Requirements Notice”) describing the Litigation Data to be preserved or produced in reasonable detail. If Allegheny so requests, Service Provider shall promptly provide Allegheny with information needed to determine with greater specificity the scope of the request.

(ii)	Upon receipt of a Litigation Requirements Notice, Service Provider shall (A) designate a legal information management representative who shall be responsible for managing Service Provider’s response and any resulting Services and (B) cooperate with Allegheny to the fullest extent to preserve and/or produce the Litigation Data described in such Litigation Requirements Notice.

(iii)	Without limiting the foregoing, Service Provider shall immediately take all necessary measures to preserve all Litigation Data described in a Litigation Requirements Notice and unless otherwise instructed by Allegheny, to deliver such Litigation Data to Allegheny by the date set forth in the Litigation

Requirements Notice (or within thirty (30) days, if no date is given). If Service Provider is unable to determine from the Litigation Requirements Notice what Litigation Data is to be preserved and/or produced, or is not able for technical or other reasons to take effective steps to fully preserve or produce such Litigation Data, Service Provider shall immediately so notify Allegheny and undertake all necessary measures to comply with the Litigation Requirements Notice to the fullest extent possible.

(iv)	Service Provider shall cooperate with Allegheny in generating information to be presented in legal proceedings, including, as Allegheny requests, (A) estimates of Allegheny’s costs, (B) descriptions of systems, data, media and processes, (C) reports, declarations and affidavits, (D) reasons why it may be infeasible to preserve or produce certain items, and (E) other material as requested by Allegheny, so long as it does not require the disclosure of Service Provider Proprietary Information or internal cost information that Allegheny does not have a right to obtain. Any disclosure of Service Provider’s Proprietary Information will be subject to the confidentiality requirements in Section 13.4(c). Without limiting the generality of the foregoing, Service Provider shall fully document all actions taken by Service Provider pursuant to any Litigation Requirements Notice. Service Provider shall promptly report to Allegheny on its activities related to complying with the requirements described in the Litigation Requirements Notice, and shall issue periodic reports pursuant to Section 9.2 on a schedule to be agreed to by the Parties.

(d)	Service Provider Responsibility for Allegheny Information. Upon receipt by Service Provider from a third party of any request, demand, notice, subpoena, order or other legal information request relating to legal proceedings or investigations relating to any Materials, Allegheny Data, Allegheny Proprietary Information or related Systems in Service Provider’s possession (“Third Party Litigation Data”), Service Provider shall expeditiously notify the Allegheny Contract Executive (or his or her designee) and provide Allegheny with a copy of all Third Party Litigation Data requested, to the extent Service Provider legally may do so. Prior to responding to such legal information request, Service Provider shall meet and confer with Allegheny and shall cooperate with Allegheny in preserving Allegheny’s legal rights, including objections, reservations, limitations and privileges, relating to such legal information request. If legally permissible, Allegheny at its sole discretion may demand tender of the request by Service Provider and assume primary responsibility for responding, in which case (i) Service Provider shall cooperate fully with Allegheny in preparing the response and (ii) Allegheny shall inform Service Provider of all proceedings related to the response and protect Service Provider’s interests and legal rights. If Service Provider is barred legally from notifying Allegheny of the legal information request, Service Provider shall take commercially reasonable steps to protect Allegheny’s legal rights in connection with any response.

(e)	Cost of Compliance. The Parties acknowledge that compliance with this Section 13.6 may, in some cases, constitute New Services for which Service Provider is entitled to additional compensation. However, in no event shall Service Provider be entitled to any additional compensation for New Services under this subsection unless the Allegheny Contract Executive and the Service Provider Account Manager, or their authorized designees, expressly agree upon such additional compensation or Service Provider’s entitlement to additional compensation is established through the dispute resolution process. ***.

14.	OWNERSHIP OF MATERIALS

14.1	Allegheny Owned Materials.

(a)	Ownership of Allegheny Owned Materials. Allegheny shall be the sole and exclusive owner of (i) all intellectual property, Software and other Materials owned by Allegheny or the Eligible Recipients, including Allegheny Owned Software and other Materials owned by Allegheny and the Eligible Recipients, and (ii) all enhancements and Derivative Works of such intellectual property, Software and other Materials, including all United States and foreign patent, copyright and other intellectual property rights in such Materials (collectively, “Allegheny Owned Materials”). As between Allegheny and Service Provider, Allegheny Owned Materials shall include (A) all intellectual property, Software and other Materials pertaining to Allegheny products or services created by or obtained from sellers, distributors, purchasers or users of such products or services, and (B) all enhancements or derivative works of such intellectual property, Software and other Materials.

(b)	License to Allegheny Owned Materials. As of the Commencement Date, Allegheny hereby grants Service Provider and, to the extent necessary for Service Provider to provide the Services, to Subcontractors designated by Service Provider that sign a written agreement to be bound by all of the terms contained herein applicable to such Materials (such agreement shall be agreed to by the Parties and shall include the terms specified in this Section as well as those pertaining to the ownership of such Materials and any Derivative Works developed by the Parties, the scope and term of the license, the restrictions on the use of such Materials, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free limited right and license during the Term (and thereafter to the extent necessary to perform any Termination Assistance Services requested by Allegheny) to access, use, execute, reproduce, display, perform, modify and distribute the Allegheny Owned Materials for the express and sole purpose of providing the Services. Service Provider and its Subcontractors shall have no right to the source code to such Allegheny Owned Materials unless and to the extent approved in advance by Allegheny. Allegheny Owned Materials shall remain the property of Allegheny. Service Provider and its Subcontractors shall not (i) use any Allegheny Owned Materials for the benefit of any person or Entity other than Allegheny or the Eligible Recipients, (ii) separate or uncouple any portions of the Allegheny Owned Materials, in whole or in part, from any other portions thereof, or (iii) reverse assemble, reverse engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human readable code, underlying algorithms, ideas, file formats or programming interfaces of the Allegheny Owned Materials by any means whatsoever, without the prior approval of Allegheny, which may be withheld at Allegheny’s sole discretion. Except as otherwise requested or approved by Allegheny, Service Provider and its Subcontractors shall cease all use of Allegheny Owned Materials upon the end of the Term and the completion of any Termination Assistance Services requested by Allegheny pursuant to Section 4.4 and shall certify such cessation to Allegheny in a notice signed by an officer of Service Provider and each applicable Subcontractor. THE ALLEGHENY OWNED MATERIALS ARE PROVIDED BY ALLEGHENY TO SERVICE PROVIDER AND ITS SUBCONTRACTORS ON AN AS-IS, WHERE-IS BASIS. ALLEGHENY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO SUCH ALLEGHENY OWNED MATERIALS, OR THE CONDITION OR SUITABILITY OF SUCH MATERIALS FOR USE BY SERVICE PROVIDER OR ITS SUBCONTRACTORS TO PROVIDE THE SERVICES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

14.2	Developed Materials.

(a)	Ownership by Allegheny. Unless the Parties agree otherwise, all Developed Materials created by Service Provider in connection with the Services provided by Service Provider under this Agreement shall be owned solely by Allegheny and considered to be works made for hire (as that term is used in Section 101 of the United States Copyright Act, 17 U.S.C. § 101, or in analogous provisions of other applicable Laws) and owned by Allegheny. If any such Developed Materials may not be considered a work made for hire under applicable Law, Service Provider hereby irrevocably assigns, and shall assign, to Allegheny without further consideration, all of Service Provider’s right, title and interest in and to such Developed Materials, including United States and foreign patent, copyright and other intellectual property rights, including all patent rights in business methods and other inventions, in or related to these Developed Materials. Service Provider acknowledges that Allegheny and the successors and assigns of Allegheny shall have the right to obtain and hold in their own name the patent, copyright and other intellectual property rights in and to such Developed Materials. Service Provider agrees to execute any documents and take any other actions reasonably requested by Allegheny to effectuate the purposes of this Section 14.2(a). Allegheny hereby grants Service Provider certain license and other rights with respect to such Developed Materials, as described in Section 14.1(b). Allegheny may, in its sole discretion and upon such terms and at such financial arrangement as Allegheny and Service Provider may agree, grant Service Provider a license to use such Developed Materials for other purposes and to sublicense such Developed Materials.

(b)	Source Code and Documentation. At Allegheny’s request, Service Provider shall, promptly as it is developed by Service Provider, provide Allegheny with the source code and object code and documentation for all Allegheny-owned Developed Materials used by Service Provider. To the extent Allegheny has not requested that Service Provider provide such code to Allegheny, Service Provider shall maintain such code in a location and in a form that is readily accessible by Allegheny upon its request. In each case, such source code shall be sufficient to allow a reasonably knowledgeable and experienced programmer to maintain and support such Materials; and the user documentation for such Materials shall accurately describe in terms understandable by a typical end user the functions and features of such Materials and the procedures for exercising such functions and features.

(c)	Service Provider Owned Developed Materials. Notwithstanding Section 14.2(a), unless the Parties agree otherwise, Service Provider shall be the sole and exclusive owner of all Developed Materials that are Derivative Works of Service Provider Owned Materials (as defined in Section 14.3(a)), including all United States and foreign patent, copyright and other intellectual property rights in such Materials; provided, however, if the creation of any such Developed Material is specifically requested by Allegheny, it shall be treated as a work made for hire under Section 14.2(a) or assigned to Allegheny and, unless otherwise agreed, shall be owned by Allegheny. Allegheny acknowledges that Service Provider and the successors and assigns of Service Provider shall have the right to obtain and hold in their own name any intellectual property rights in and to such Service Provider owned Developed Materials. Allegheny agrees to execute any documents and take any other actions reasonably requested by Service Provider to effectuate the purposes of this Section 14.2(c). Service Provider hereby grants Allegheny and the Eligible Recipients the license and other rights with respect to such Developed Materials that are described in Sections 14.3(b) and 14.6.

(d)	Third Party Materials. The ownership of Derivative Works of Third Party Materials created in connection with the Services shall, as between Service Provider and Allegheny, be considered Developed Materials owned by Allegheny (if Allegheny is the licensee of such Third Party Materials, whether during or after the Term, including where Service Provider has assigned or otherwise provides Allegheny a license to the underlying Third Party Material in accordance with Section 4.4(b)(3)), or Service Provider if it, but not Allegheny, is the licensee of such Third Party Materials; provided, however, if the creation of any such Derivative Work is specifically requested by Allegheny, then as between Service Provider and Allegheny, it shall be treated as a work made for hire under Section 14.2(a) or assigned to Allegheny and, unless otherwise agreed, shall be owned by Allegheny. For purposes of the foregoing, Service Provider shall be deemed the licensee of Third Party Materials licensed by its Subcontractors or Affiliates and Allegheny shall be deemed the licensee of Third Party Materials licensed by Allegheny Affiliates or any Eligible Recipient. Each Party acknowledges and agrees that its ownership of such Derivative Works may be subject to or limited by the terms of the underlying agreement with the owner of the underlying Third Party Materials; provided, that Service Provider shall notify Allegheny in advance and obtain Allegheny’s consent prior to proceeding with such Derivative Work if the terms of any such agreement will preclude or limit, as applicable, (i) Allegheny’s ownership of such Derivative Work, or (ii) Allegheny’s license rights in and to such Derivative Work as contemplated in Sections 6.7, 14.3(b) and 14.6.

(e)	Disclosure by Service Provider of Developed Materials. Service Provider shall promptly disclose in writing to Allegheny each Developed Material that is developed in connection with the Services. With respect to each disclosure, Service Provider shall indicate the features or concepts that it believes to be new or different.

(f)	***.

14.3	Service Provider Owned Materials.

(a)	Ownership of Service Provider Owned Materials. Service Provider shall be the sole and exclusive owner of the (i) intellectual property, Software and other Materials lawfully owned by it, (ii) intellectual property, Software and other Materials acquired by Service Provider (including any such Materials purchased from Allegheny pursuant to this Agreement) other than acquisitions for Allegheny or an Eligible Recipient in connection with the performance of the Services, (iii) Derivative Works of Service Provider owned intellectual property, Software and other Materials created by or for Service Provider in accordance with Section 14.2(c), (iv) Materials developed by or on behalf of Service Provider other than in the course of the performance of its obligations under this Agreement or in connection with the use of any Allegheny Data or Allegheny Owned Materials, including all United States and foreign patent, copyright and other intellectual property rights in such Materials described in clauses (i) through (iv) of this paragraph (“Service Provider Owned Materials”).

(b)	License to Service Provider Owned Materials. Effective upon the first use by the Service Provider of any Service Provider Owned Materials to provide the Services, Service Provider hereby grants to Allegheny and the Eligible Recipients, at no additional charge, a world-wide non-exclusive, royalty-free right and license during the Term and any

Termination Assistance Services period to (i) access, use, execute, reproduce, display, distribute (among themselves and, only as appropriate, to Allegheny Third Party Contractors) and perform such Service Provider Owned Materials and (ii) modify, enhance and create Derivative Works of such Service Provider Owned Materials, provided that Allegheny will notify Service Provider of any such modifications, enhancements and Derivative Works and obtain Service Provider’s approval through the Change Control Procedures if Allegheny’s modifications, enhancements or Derivative Works would impair Service Provider’s ongoing use of such Material to perform the Services. In addition, at no additional Charge, Service Provider hereby grants to Allegheny Third Party Contractor(s) a non-exclusive, royalty-free right and license during the Term and any Termination Assistance Services period, for the benefit of Allegheny and the Eligible Recipients, to (x) access use, execute, reproduce, display, distribute (to Allegheny and such Eligible Recipients and, only as appropriate, to Allegheny Third Party Contractors) and perform such Service Provider Owned Materials and (y) modify, enhance and create Derivative Works of such Service Provider Owned Materials, provided that Allegheny will notify Service Provider of any such modifications, enhancements and Derivative Works and obtain Service Provider’s approval through the Change Control Procedures if any Allegheny Third Party Contractor’s modifications, enhancements or Derivative Works would impair Service Provider’s ongoing use of such Material to perform the Services. For purposes of this Section 14.3(b), Service Provider Owned Materials include all modifications, replacements, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto. Allegheny, the Eligible Recipients and Allegheny Third Party Contractors may only exercise the rights granted to the Service Provider Owned Materials pursuant to this Section 14.3(b) in order to (A) receive the full benefit of the Services provided by Service Provider, and (B) perform or have performed services that entail the same or similar types of use for which Service Provider used or uses such Material in connection with the provision of the Services. Service Provider Owned Materials shall remain the property of Service Provider. The rights and obligations of Allegheny, the Eligible Recipients and Allegheny Third Party Contractors with respect to such Service Provider Owned Materials following the expiration or termination of the Agreement or termination of any Service are set forth in Section 14.6.

(c)	Embedded Materials. To the extent that Service Provider Owned Materials are embedded in any Developed Materials owned by Allegheny pursuant to Section 14.2(a), Service Provider shall not be deemed to have assigned its intellectual property rights in such Service Provider Owned Materials to Allegheny, but Service Provider hereby grants to Allegheny a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up license, with the right to grant sublicenses, to use, execute, reproduce, display, perform, modify, enhance, distribute and create Derivative Works of such Service Provider Owned Materials (including all modifications, replacements, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto) solely for the benefit and use of Allegheny, Allegheny Affiliates and the Eligible Recipients for so long as such Service Provider Owned Materials remain embedded in such Developed Materials and are not separately commercially exploited. Following the expiration or termination of the Term and the termination of the Service(s) for which such Materials were used, Service Provider shall, at Allegheny’s request, provide Upgrades, maintenance, support and other services for such embedded Service Provider Owned Materials in accordance with Section 14.6(b) or (c), as applicable.

(d)	Source Code Escrow. At Allegheny’s request and expense, Service Provider shall deposit in escrow with an escrow agent selected by Allegheny the source code and related documentation for Service Provider Owned Software and, to the extent available to Service Provider, the source code for any Third Party Software used by Service Provider to perform the Services. The escrow shall be governed by and subject to the terms and conditions appearing in the Escrow Agreement attached hereto as Exhibit 4, as such terms and conditions may be modified by Allegheny and the escrow agent. Unless approved by Allegheny, Service Provider shall not use for the performance of the Services any Third Party Software that is not commercially available and which was not provided to Service Provider by Allegheny without obtaining the right to the source code for such software, whether by escrow or otherwise. The provisions of this Section 14.3(d) shall not require Service Provider to deposit in escrow the source code for any Third Party Software that constitutes commercial off-the-shelf software.

14.4	Other Materials.

This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this Article 14) unless otherwise so provided elsewhere in this Agreement.

14.5	General Rights.

(a)	Copyright Legends. Each Party agrees to reproduce copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

(b)	Residuals. Nothing in this Agreement (including Article 9) shall restrict any employee or representative of a Party from using general ideas, concepts, practices, learning or know-how relating to the processing of information technology, procurement, and/or inventory management transactions that are retained in the unaided memory of such employee or representative after performing the obligations of such Party under this Agreement, except to the extent that such use infringes upon any patent, copyright or other intellectual property right of a Party or its Affiliates (or, in the case of Service Provider, any Eligible Recipient); provided, however, that this Section 14.5(b) shall not (i) be deemed to limit either Party’s obligations under this Agreement with respect to the disclosure or use of Proprietary Information, or (ii) operate or be construed as permitting an employee or representative of Service Provider to disclose, publish, disseminate or use (A) the source of any Proprietary Information of Allegheny or an Eligible Recipient, (B) any financial, statistical or personnel information of Allegheny or an Eligible Recipient, or (C) the business plans of Allegheny or the Eligible Recipients. An individual’s memory is unaided if the individual has not intentionally memorized the Proprietary Information for the purpose of retaining and subsequently using or disclosing it and does not identify the information as Proprietary Information upon recollection. For avoidance of doubt, the foregoing would not permit Service Provider Personnel to use Proprietary Information of Allegheny or an Eligible Recipient (other than ideas, concepts, practices, learning and know-how relating generally to the processing of information technology, procurement, and/or inventory management transactions) for any purpose other than the provision of Services under this Agreement.

(c)	No Implied Licenses. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other intellectual property rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Service Provider, any Eligible Recipient).

(d)	Incorporated Materials. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior approval of the other Party.

14.6	Allegheny Rights Upon Expiration or Termination of Agreement.

As part of the Termination Assistance Services, Service Provider shall provide the following to Allegheny, Allegheny Affiliates and the Eligible Recipients with respect to Software and other Materials:

(a)	Allegheny Owned Materials and Developed Materials. With respect to Allegheny Owned Materials and the Developed Materials, Service Provider shall, at no cost to Allegheny:

(i)	deliver to Allegheny all Allegheny Owned Materials and Developed Materials and all copies thereof in the format and medium in use by Service Provider in connection with the Services as of the date of such expiration or termination; and

(ii)	following confirmation by Allegheny that the copies of the Allegheny Owned Materials and Developed Materials delivered by Service Provider are acceptable and the completion by Service Provider of any Termination Assistance Services for which such Materials are required, destroy or securely erase all other copies of such Materials then in Service Provider’s possession and cease using such Materials and any information contained therein for any purpose.

(b)	Service Provider Owned Materials. With respect to those Materials owned by Service Provider or Service Provider Affiliates or (subject to Section 6.4(c)) Subcontractors and used by Service Provider, Service Provider Affiliates or Subcontractors in performing the Services or provided to Allegheny, any Eligible Recipients or Allegheny Third Party Contractors by Service Provider, Service Provider Affiliates or Subcontractors in connection with the Services *** (and any modifications, substitutions, Upgrades, enhancements, methodologies, tools, documentation, materials and media related thereto):

(i)	Service Provider hereby grants to Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) a worldwide, perpetual, non-exclusive, non-transferable, irrevocable, fully paid-up license to use, execute, reproduce, display, perform, distribute (among themselves, and, only as appropriate, to Allegheny Third Party Contractors), modify, enhance and create Derivative Works and to permit a third party to use, execute, reproduce, display, perform, distribute (to Allegheny and such Eligible Recipients, and , as appropriate, to Allegheny Third Party Contractors), modify, enhance and create Derivative Works of such Service Provider Owned Materials for the benefit or use of Allegheny, Allegheny Affiliates and the Eligible Recipients upon the expiration or termination of the Term, but only with respect to replacement services that are the same or similar to the Services for which such Service Provider Owned Materials and Derivative Works were used (without the obligation to maintain, support, upgrade or provide other services with respect thereto except as provided in clause (iii) below);

(ii)	Service Provider shall deliver to Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) (A) a copy of such Service Provider Owned Materials and related documentation, (B) the source code and object code for such Service Provider Owned Materials to the extent such code is reasonably necessary to permit them to use such Service Provider Owned Materials, (C) the source code and object code for Service Provider Owned Materials that are not commercial off-the-shelf products, and (D) the source code and object code for Service Provider Owned Materials that are commercial off-the-shelf products if Service Provider does not offer or provide upgrades, maintenance, support and other services for such Materials as provided in Section 14.6(b)(iii), but only with respect to replacement services that are the same or similar to the Services for which such Service Provider Owned Materials, related documentation, and source code were used (without the obligation to maintain, support, upgrade or provide other services with respect thereto except as provided in clause (iii) below); and

(iii)	Service Provider shall offer to provide to Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)), Upgrades, maintenance, support and other services for Service Provider Owned Materials, commercial off-the-shelf Materials, and any other Materials provided by Service Provider, on Service Provider’s then-current standard terms and conditions for such services.

Unless Allegheny has otherwise agreed in advance, Allegheny and the Eligible Recipients (and, to the extent applicable, Allegheny’s designee(s)) shall not be obligated to pay any license or transfer fees in connection with its receipt of the licenses and other rights to Service Provider Owned Materials above. Service Provider shall not use any Service Provider Owned Materials for which it is unable to offer such license or other rights without Allegheny’s prior written approval (and absent such approval, Service Provider’s use of any such Service Provider Owned Materials shall obligate Service Provider to provide, at no additional cost, such license and other rights to Allegheny, Allegheny Affiliates, the Eligible Recipients and Allegheny’s designees).

(c)	Third Party Materials. With respect to Third Party Materials licensed by Service Provider or Service Provider Affiliates or Subcontractors and used by Service Provider, Service Provider Affiliates or Subcontractors in performing the Services or provided to Allegheny, any Eligible Recipients or Allegheny Third Party Contractors by Service Provider, Service Provider Affiliates or Subcontractors in connection with the Services ***, Service Provider hereby grants to Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) a sublicense (with the right to grant sublicenses to Allegheny Affiliates who would have been entitled to use the Third Party Materials during the Term and Allegheny Third Party Contractors for their use in providing services to Allegheny and its Affiliates) offering the same rights and warranties with respect to such Third Party Materials available to Service Provider (or Service Provider Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of Allegheny, Allegheny Affiliates and the Eligible Recipients upon the expiration or termination of the Term with respect to the Services for which such Third Party Materials were used;

provided that, during the Termination Assistance Services period, Service Provider may, with Allegheny’s approval, substitute one of the following for such sublicense:

(i)	the assignment to Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) of the underlying license for such Third Party Materials;

(ii)	the procurement for Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) of a new license (with terms at least as favorable as those in the license held by Service Provider or its Affiliates or Subcontractors and with the right to grant sublicenses) to such Third Party Materials for the benefit or use of Allegheny, Allegheny Affiliates and the Eligible Recipients; or

(iii)	the procurement for Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) of a substitute license for Third Party Materials sufficient to perform, without additional cost, support or resources and at the levels of performance and efficiency required by this Agreement, the functions of the Third Party Materials necessary to enable Allegheny or its designee to provide the Services after the expiration or termination of the Term.

In addition, Service Provider shall deliver to Allegheny and the Eligible Recipients (or, at Allegheny’s election, to their designee(s)) a copy of such Third Party Materials (including source code, to the extent it has been available to Service Provider and Service Provider has the right to make it available to Allegheny in accordance with the requirements of Section 14.3(d)) and related documentation and shall use commercially reasonable efforts to cause maintenance, support and other services to continue to be available to Allegheny and the Eligible Recipients at Allegheny’s cost (or, at Allegheny’s election, to their designee(s)) to the extent it has been available to Service Provider). Unless Allegheny has otherwise agreed in advance in accordance with Section 6.4(c), Allegheny and the Eligible Recipients shall not be obligated to pay any license or transfer fees in connection with its receipt of the licenses, sublicenses and other rights specified in this Section 14.6(c). ***, Service Provider shall not use any Third Party Materials for which it is unable to offer such license, sublicense or other rights without Allegheny’s prior approval (and absent such approval, Service Provider’s use of any such Third Party Materials shall obligate Service Provider to provide, at no additional cost, such licenses, sublicenses and other rights, or their functional equivalents). Allegheny, however, shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of the Term with respect to the Services for which such Third Party Materials were used for the right to use and receive maintenance or support related thereto, but only to the extent Service Provider would have been obligated to make such payments if it had continued to hold the licenses in question for Allegheny or Allegheny has agreed in advance to make such payments.

To the extent Allegheny has agreed in advance to pay any fees in connection with its receipt of such licenses, sublicenses or other rights, Service Provider shall, at Allegheny’s request, identify the licensing and sublicensing options available to Allegheny and the Eligible Recipients and the license or transfer fees associated with each. Service Provider shall use commercially reasonable efforts to obtain the most favorable options and the lowest possible transfer, license, relicense, assignment or termination fees for Third Party Materials. Service Provider shall not commit Allegheny or the Eligible Recipients to paying any such fees or expenses without Allegheny’s prior approval. If the licensor offers more than one form of license, Allegheny (not Service Provider) shall select the form of license to be received by Allegheny, the Eligible Recipients or their designee(s).

15.	REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1	Work Standards.

Service Provider represents, warrants and covenants that: (i) the Services shall be rendered with promptness, due care, skill and diligence; (ii) the Services shall be executed in a workmanlike manner, in accordance with the ***of information technology services, procurement and/or inventory management consulting, and the Service Levels; (iii) Service Provider shall use adequate numbers of qualified individuals with suitable training, education, experience, know-how, competence and skill to perform the Services; (iv) Service Provider shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the Allegheny/Eligible Recipients environment; and (v) Service Provider shall have the resources, capacity, expertise and ability in terms of Equipment, Software, know-how and personnel to provide the Services. This Section 15.1 shall not be interpreted to supersede the specific Service Levels set forth in Schedule 3.

15.2	Maintenance.

(a)	Service Provider Responsibility. Unless otherwise agreed and to the extent Service Provider has operational responsibility under this Agreement, Service Provider shall maintain the Equipment and Software so that they operate substantially in accordance with the Service Levels and their Specifications, including (i) maintaining Equipment in good operating condition, subject to normal wear and tear, (ii) undertaking repairs and preventive maintenance on Equipment in accordance with the applicable Equipment manufacturer’s recommendations and requirements, and (iii) performing Software maintenance in accordance with the applicable Software supplier’s documentation, recommendations and requirements.

(b)	Out of Support Third Party Equipment and Software. For Third Party Equipment and Software no longer supported by the licensor or manufacturer for which Service Provider has operational responsibility under this Agreement, Service Provider shall use commercially reasonable efforts to perform maintenance for such Equipment or Software as required to meet its obligations under this Agreement.

(c)	Refresh. To the extent Service Provider has financial responsibility under this Agreement for Equipment or Software, Service Provider shall, subject to Section 9.7 or as otherwise agreed by the Parties, Upgrade or replace such Equipment or Software in accordance with Schedule 4F. Service Provider shall also comply with the Technology and Business Process Plan, provided that such compliance shall not require Service Provider to accelerate its refresh obligations beyond the refresh rate set forth in Schedule 4F.

15.3	Efficiency and Cost Effectiveness.

Service Provider covenants that it shall use commercially reasonable efforts to provide the Services in the most cost-effective manner consistent with the required level of quality and performance. Without limiting the generality of the foregoing, such actions shall include:

(a)	Timing of Actions. Making adjustments in the timing of actions (consistent with Allegheny priorities and schedules for the Services and Service Provider’s obligation to meet the Service Levels).

(b)	Timing of Functions. Delaying or accelerating, as appropriate, the performance of non-critical functions within limits acceptable to Allegheny.

(c)	Systems Optimization. Tuning or optimizing the Systems (including memory) and/or Applications Software for which Service Provider has operational responsibility under this Agreement, in order to optimize performance and minimize costs.

(d)	Usage Scheduling. Controlling its use of the System and/or the Allegheny data network by scheduling usage, where possible, to low utilization periods.

(e)	Alternative Technologies. Subject to Section 9.5, using alternative technologies to perform the Services.

(f)	Efficiency. Efficiently using resources for which Allegheny is charged hereunder, consistent with industry norms, and compiling data concerning such efficient use in segregated and auditable form whenever possible.

15.4	Software.

(a)	Ownership and Use. Subject to Service Provider’s obligation to obtain Required Consents pursuant to Article 5, and except for Allegheny’s obligation to obtain licenses and rights as required by this Agreement for Software that Allegheny provides, Service Provider represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Service Provider in providing the Services. As to any such Software that Service Provider does not own but is authorized to use, Service Provider shall advise Allegheny as to the ownership and extent of Service Provider’s rights with regard to such Software to the extent any limitation in such rights would impair Service Provider’s performance of its obligations under this Agreement.

(b)	Performance. Service Provider represents, warrants and covenants that any Service Provider Owned Software will perform in conformance with its Specifications and will provide the functions and features and operate in the manner described therein.

(c)	Developed Materials Compliance. Service Provider warrants and covenants that Developed Materials will be free from material errors in operation and performance, will Comply with the documentation and Specifications in all material respects, including any applicable Year 2000 Compliance requirements, and will provide the functions and features and operate in the manner described in Schedules 2 or 9 or otherwise agreed by the Parties for the later of one hundred eighty (180) days or the completion of three (3) full production cycles involving such Developed Material. During such warranty period, Service Provider shall correct any failure to Comply at no additional Charge to Allegheny and shall use commercially reasonable efforts to do so as expeditiously as possible. The foregoing warranty will not extend to any failure to Comply attributable to (i) a change or modification to the applicable Developed Material not contemplated by this Agreement or Project statements entered into hereunder or recommended, performed or approved by Service Provider or its Subcontractors or suppliers, or (ii) Allegheny operating the applicable Developed Material other than (x) in accordance with Service Provider’s directions or the applicable documentation and Specifications, (y) for the purpose contemplated by the applicable Specifications, Service Provider’s directions, or otherwise by this Agreement or Project statements entered into hereunder, or (z) on types of hardware contemplated by this Agreement or recommended, supplied or approved by Service Provider. In the event that Service Provider fails or is unable to repair or replace such nonconforming Developed Material, Allegheny shall, in addition to any and all other remedies available to it hereunder, be entitled to obtain from Service Provider a copy of the source code and/or object code to such Developed Material.

(d)	Nonconformity of Service Provider Owned Software. In addition to the foregoing, in the event that the Service Provider Owned Software (excluding Service Provider Owned Developed Materials which are addressed in Section 15.4(c)) does not conform to the Specifications and criteria set forth in this Agreement, and/or materially adversely affects the Services provided hereunder, Service Provider shall expeditiously repair such Software or replace such Software with conforming Software.

(e)	Out of Support Third Party Software. To the extent Third Party Software for which Service Provider has operational responsibility under Schedule 2 or 4B is no longer supported by the applicable licensor or manufacturer, Service Provider shall use commercially reasonable efforts to perform maintenance for such Software as required.

15.5	Non-Infringement.

(a)	Performance of Responsibilities. Except as otherwise provided in this Agreement, each Party covenants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party’s combination of the performing Party’s work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality, or (v) Third Party Software, except to the extent that such infringement or misappropriation arises from the failure of the performing Party to obtain the necessary licenses or Required Consents or to abide by the limitations of the applicable Third Party Software licenses. Each Party further covenants that it will not use or create materials in connection with the Services which are libelous, defamatory or obscene.

Allegheny hereby confirms that it possesses a license under the patent portfolio held by Ronald A. Katz Technology Licensing, L.P. ***.

(b)	Third Party Software Indemnification. In addition, with respect to Third Party Software provided by Service Provider pursuant to this Agreement, Service Provider covenants that it shall obtain and provide intellectual property indemnification for Allegheny and the Eligible Recipients (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of Allegheny and the Eligible Recipients) from the suppliers of such Software. Unless otherwise approved in advance by Allegheny, such indemnification shall be (i) comparable to the intellectual property indemnification provided by Service Provider to Allegheny and the Eligible Recipients under this Agreement, or (ii) the best indemnification reasonably available in the industry for the same or substantially similar types of software products.

15.6	Authorization.

Each Party represents, warrants and covenants to the other that:

(a)	Corporate Existence. It is a corporation duly incorporated, validly existing and in good standing under the Laws of its state of incorporation;

(b)	Corporate Power and Authority. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(c)	Legal Authority. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable federal, state or local laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

(d)	Due Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

(e)	No Violation or Conflict. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

15.7	Inducements; Allegheny Code of Business Conduct and Ethics.

(a)	Inducements. Service Provider represents, warrants and covenants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of Allegheny in connection with this Agreement. Service Provider also represents, warrants and covenants that, to the best of its knowledge, no officer, director, employee, agent or representative of Service Provider has given any such payments, gifts, entertainment or other thing of value to any employee or agent of Allegheny. Service Provider also acknowledges that the giving of any such payments, gifts, entertainment, or other thing of value is strictly in violation of Allegheny policy on conflicts of interest, and may result in the cancellation of this Agreement and other existing and future contracts between the Parties.

(b)	Allegheny Code of Ethics. Service Provider covenants that, in the performance of the Services and its other contractual obligations hereunder, it shall comply with the Allegheny Code of Business Conduct and Ethics, as set forth in Schedule 26, as such Code may be reasonably modified from time to time.

15.8	Malicious Code.

Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions consistent with Schedule 2 to prevent the introduction and proliferation of

Malicious Code into Allegheny’s or an Eligible Recipient’s environment or any System used by Service Provider to provide the Services. Without limiting Service Provider’s other obligations under this Agreement, in the event Malicious Code is found in Equipment, Software or Systems managed or supported by Service Provider or used by Service Provider to provide the Services, Service Provider shall, at no additional charge to Allegheny, eliminate or quarantine the Malicious Code and reduce the effects of such Malicious Code and, if the Malicious Code causes a loss of operational efficiency or loss of data, to mitigate such losses and restore such data with generally accepted data restoration techniques.

15.9	Disabling Code.

Service Provider covenants that, without the prior written consent of Allegheny, Service Provider shall not knowingly, after the exercise of reasonable due diligence, insert into the Software any code that could be invoked to disable or otherwise shut down all or any portion of the Software, Equipment and/or Systems. Service Provider further covenants that, with respect to any disabling code that may be part of the Software, Service Provider shall not knowingly, after the exercise of reasonable due diligence, invoke or cause to be invoked such disabling code at any time, including upon expiration or termination of this Agreement for any reason, without Allegheny’s prior written consent. Except with respect to Software provided by Allegheny, Service Provider also covenants that it shall take commercially reasonable precautions (which shall include the exercise of reasonable due diligence) to use only Third Party Software (i) without disabling code or (ii) with respect to which the Third Party Software licensor and any other entity controlling invocation of such disabling code has agreed to refrain from invoking such disabling code at any time without the prior approval of Allegheny. For purposes of this provision, code that serves the function of ensuring software license compliance (including passwords) shall not be deemed disabling code; provided that Service Provider notifies Allegheny in advance of all such code of which Service Provider obtains knowledge (after the exercise of reasonable due diligence) and obtains Allegheny’s approval prior to installing such code in any Software, Equipment or System.

15.10	Compliance with Laws.

(a)	Compliance by Service Provider. Subject to Section 15.10(b), (e), (f) and (g), Service Provider covenants that, with respect to the provision of the Services and the performance of any of its other legal and contractual obligations hereunder, it is and shall be in compliance in all material respects with all applicable Laws and shall remain in compliance with such Laws for the Term and any Termination Assistance Services period including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws. If a written charge of non-compliance by Service Provider with any such Laws occurs, Service Provider shall promptly notify Allegheny of such charge.

(b)	Compliance by Allegheny. Subject to Section 15.10(a), (e) and (f), Allegheny covenants that, with respect to the use of the Services in the conduct of Allegheny’s business and the performance by Allegheny and the Eligible Recipients of Allegheny’s legal and contractual obligations under this Agreement, it is and shall be in compliance in all material respects with all applicable Laws for the entire Term and any Termination Assistance Services period. If a written charge of non-compliance by Allegheny with any such Laws occurs, Allegheny shall promptly notify Service Provider of such charge.

(c)	Compliance Data and Reports. At no additional charge, Service Provider shall provide Allegheny with data and reports in Service Provider’s possession necessary for Allegheny to comply with all Laws applicable to the Services.

(d)	Software, Equipment, Systems and Materials Compliance. Subject to the following sentence, Service Provider covenants that the Software, Equipment, Systems and Materials owned, provided or used by Service Provider in providing the Services (other than the Acquired Assets) are in compliance with all applicable Laws and shall remain in compliance with such Laws for the Term and any Termination Assistance Services period. Notwithstanding the foregoing, Service Provider shall have a reasonable period of time, not to exceed sixty (60) days after the date that Allegheny provides any Software, Equipment, Systems or Materials to Service Provider, to correct any non-compliance in the Software, Equipment, Systems or Materials supplied by Allegheny for Service Provider’s use hereunder and during such period the covenant set forth above shall not apply to such Software, Equipment, Systems and Materials.

(e)	Notice of Laws. Service Provider shall notify Allegheny of any Laws and changes in Laws applicable to (i) Service Provider’s performance of the Services and (ii) Service Provider as a provider of outsourced information technology services, procurement and/or inventory management consulting, and other in-scope Services, including those applicable to the employment of Service Provider Personnel and the provision of Services from the countries in which Service Provider Facilities are located (collectively, “Service Provider Laws”). Allegheny shall notify Service Provider of any Laws and any changes in Laws applicable to the principal businesses of Allegheny and its Affiliates, including utility holding company Laws and Laws specific to energy entities and excluding any Service Provider Laws (collectively, “Allegheny Laws”). Service Provider shall, through the Service Provider Personnel, maintain general familiarity with Allegheny Laws, and shall bring additional or changed requirements to Allegheny’s attention. Each Party shall use commercially reasonable efforts (including, in the case of Service Provider, its work and experience with other similarly situated customers) to advise the other Party of Laws and changes in Laws about which such Party becomes aware in the other Party’s area of responsibility, but without assuming an affirmative obligation of inquiry, except as otherwise provided herein, and without relieving the other Party of its obligations hereunder. At Allegheny’s request, Service Provider Personnel shall participate in Allegheny provided compliance training programs.

(f)	Interpretation of Laws or Changes in Laws. Allegheny shall be responsible, with Service Provider’s cooperation and assistance, for interpreting Allegheny Laws or changes in Allegheny Laws and for identifying the impact of such Allegheny Laws or changes in Allegheny Laws on Service Provider’s performance and Allegheny’s and/or the Eligible Recipients’ receipt and use of the Services. Service Provider shall be responsible, with Allegheny’s cooperation and assistance, for interpreting Service Provider Laws or changes in Service Provider Laws and for identifying the impact of such Service Provider Laws or changes in Service Provider Laws on Service Provider’s performance and Allegheny’s and/or the Eligible Recipients’ receipt and use of the Services. To the extent the impact of any Service Provider Law or change in Service Provider Law cannot be readily identified by Service Provider, the Parties shall cooperate in interpreting such Law or change in Law and shall seek in good faith to identify and agree upon the impact on Service Provider’s performance and Allegheny’s and/or the Eligible Recipients’ receipt and use of the Services.

(g)	Implementation of Changes in Laws. In the event of any changes in Laws (including Allegheny Laws to the extent Service Provider receives notice of such Allegheny Laws from Allegheny or as otherwise provided in Section 15.10(e)), Service Provider shall implement any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change ***. At Allegheny’s request, Service Provider Personnel shall participate in Allegheny provided regulatory compliance training programs. ***.

(h)	Responsibility. Subject to Section 15.10(e), Service Provider shall be responsible for any Losses imposed on Service Provider, Allegheny or the Eligible Recipients resulting from any failure of Service Provider or its Subcontractors or third party product or service providers to comply with applicable Laws or respond in a timely manner to changes in such Laws, unless and to the extent such failure directly results from the acts or omissions of Allegheny, an Eligible Recipient or an Allegheny third party contractor in contravention of Allegheny’s obligations under this Agreement.

(i)	Assistance to Allegheny. Subject to Section 15.10(g), as part of the Services and on an ongoing basis, Service Provider shall assist Allegheny and the Eligible Recipients as they may reasonably require in their efforts to comply with applicable Laws (including any changes to Laws) not applicable to Service Provider but related to the Services.

(j)	Extraordinary Event. In the event that any change in Laws results in an increase of *** in the estimated average monthly Charges in any Service Category and Allegheny would not have incurred such additional cost or impact if it had not outsourced the Services in question to Service Provider, then Allegheny may, at its option, terminate the Term or the impacted Service Category(ies) by giving Service Provider at least ninety (90) days prior notice and designating a date upon which such termination shall be effective. *** .

15.11	Interoperability; Currency.

(a)	Interoperability. Service Provider covenants that the Software, Equipment and Systems provided by Service Provider, and/or used to provide the Services will be fully interoperable to the extent and in the manner required by Schedule 2 with the software, equipment and systems used by Allegheny or the Eligible Recipients to provide the same or similar services and/or to deliver records to, receive records from, or otherwise interact with the Software, Equipment and Systems to receive the Services; provided that such interoperability requirement shall not be interpreted to require Service Provider to (i) make Allegheny Systems interoperable to the extent they are not interoperable as of the Commencement Date, or (ii) make any Software, Equipment or Systems that are introduced by Allegheny after the Commencement Date interoperable, to the extent the non-interoperability was approved by Allegheny in accordance with the Change Control Procedures.

(b)	Currency. Service Provider covenants that the Software, Equipment, Systems and Services provided and/or used by Service Provider will be able to receive, transmit, process, store, archive, maintain and support information in U.S. Dollars.

15.12	Disclaimer.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE

OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTY OR CONDITION OTHERWISE ARISING FROM COURSE OF DEALING OR USAGE OF TRADE.

16.	INSURANCE AND RISK OF LOSS

16.1	Insurance.

(a)	Requirements. Service Provider agrees to keep in full force and effect and maintain at its sole cost and expense the following policies of insurance with the specified minimum limits of liability during the term of this Agreement:

(i)	Workers’ Compensation and Employer’s Liability Insurance in full compliance with the applicable Laws of the state and/or country in which the work is to be performed or the country of hire (whichever is applicable).

•	The limits of liability of Workers’ Compensation Insurance shall be not less than the limits required by applicable Law.

•	The limits of liability of Employer’s Liability Insurance with minimum limits of $1,000,000 per employee by accident/$1,000,000 per employee by disease/$1,000,000 policy limit by disease (or, if higher, the policy limits required by applicable Law).

(ii)	Commercial General Liability Insurance (including coverage for Contractual Liability assumed by Service Provider under this Agreement, Premises-Operations, Completed Operations—Products, and Independent Contractors) providing coverage for bodily injury, personal injury and property damage with combined single limits of not less than $3,000,000 per occurrence.

(iii)	Commercial Business Automobile Liability Insurance including coverage for all owned, non-owned, leased, and hired vehicles providing coverage for bodily injury and property damage liability with combined single limits of not less than $1,000,000 per occurrence.

(iv)	Professional Liability (also known as Errors and Omissions Liability) Insurance covering acts, errors and omissions arising out of Service Provider’s operations or Services in an amount not less than $*** per claim.

(v)	Comprehensive Crime Insurance, including Employee Dishonesty and Computer Fraud Insurance covering losses arising out of or in connection with any fraudulent or dishonest acts committed by Service Provider employees, acting alone or with others, in an amount not less than $*** per occurrence. Allegheny shall be included as a loss payee as its interests may appear with respect to this insurance. ***.

(vi)	All-risk property insurance covering loss or damage to Service Provider owned or leased Equipment and other assets with limits and terms similar to those normally maintained by operations of a similar nature operating in similar locations. This insurance shall include Allegheny, Allegheny’s Affiliates and Eligible Recipients as loss payees as their interests may appear in accordance with Section 16.2 below.

The insurance limits stated above shall not limit recoveries should Service Provider’s available insurance proceeds be greater than the limits so specified.

(b)	Approved Companies. All such insurance shall be procured with reputable insurance companies and in such form as is usual and customary to Service Provider’s business. Such insurance companies shall maintain a rating at least “A-” and be at least a Financial Size Category VIII as both criteria are defined in the most current publication of Best’s Policyholder Guide.

(c)	Endorsements. Service Provider’s insurance policies as required herein under Sections 16.1(a)(ii) and (iii) shall name Allegheny, Allegheny Affiliates and Eligible Recipients and their respective officers, directors and employees as additional insureds for any and all liability arising at any time in connection with Service Provider’s or Service Provider Personnel’s performance under this Agreement. The Service Provider insurance policies required under Section 16.1(a)(v) shall name Allegheny, Allegheny Affiliates and Eligible Recipients and their respective officers, directors and employees as loss payees for any and all liability arising at any time in connection with Service Provider’s or Service Provider Personnel’s performance under this Agreement to the extent the insurance claim involves Losses incurred by Allegheny, an Allegheny Affiliate or an Eligible Recipient. Each policy shall provide that it will not be canceled or materially altered except after thirty (30) days advance written notice to Allegheny. Should any policy expire or be canceled during the Term and Service Provider fails to immediately procure replacement insurance as specified, Allegheny reserves the right (but not the obligation) to procure such insurance and to deduct the cost thereof from any sums due Service Provider under this Agreement. All insurance required under this Section 16.1 shall be primary insurance and any other valid insurance existing for Allegheny’s benefit shall be excess of such primary insurance. Service Provider shall obtain such endorsements to its policy or policies of insurance as are necessary to cause the policy or policies to comply with the requirements stated herein.

(d)	Certificates and Policy Information. Service Provider shall provide Allegheny with certificates of insurance evidencing compliance with this Article 16 (including evidence of renewal of insurance) signed by authorized representatives of the respective carriers for each year that this Agreement is in effect. Each certificate of insurance shall provide that the issuing company shall not cancel, reduce, or otherwise materially alter the insurance afforded under the above policies unless notice of such cancellation, reduction or material alteration has been provided at least thirty (30) days in advance to:

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: General Counsel

At Allegheny’s reasonable request, Service Provider shall grant Allegheny reasonable access to inspect, during normal business hours and at Service Provider’s applicable business location, the insurance policies utilized by Service Provider to support its obligations under this Agreement.

(e)	No Implied Limitation. The obligation of Service Provider and its Affiliates to provide the insurance specified herein shall not limit in any way any obligation or liability of Service Provider provided elsewhere in this Agreement. The rights of Allegheny and its subsidiaries, Affiliates and Eligible Recipients to insurance coverage under policies issued to or for the benefit of one or more of them are independent of this Agreement shall not be limited by this Agreement.

(f)	Waiver of Subrogation. With respect to insurance coverage to be provided by Service Provider pursuant to this Section 16.1, the insurance policies shall provide that the insurance companies waive by endorsement all rights of subrogation against Service Provider, Allegheny, the Eligible Recipients and their respective Affiliates, officers, directors and employees. Service Provider waives its rights to recover against Allegheny, Allegheny Affiliates and Eligible Recipients and their respective officers, directors, and employees in subrogation or as subrogee for another party, and will cause its insurers to issue waiver of subrogation rights endorsements to the extent not included among the waivers referred to in the preceding sentence.

16.2	Risk of Loss.

Except as otherwise provided in Section 17.4(b), each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software or other Materials in its possession or under its control. Service Provider shall be deemed to possess and control all Equipment, Software and other materials located in Service Provider Facilities or in Allegheny Facilities used by Service Provider to provide the Services. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft, or governmental taking of any item of Equipment, Software or other Materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party (“Event of Loss”). Such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software or other Materials due to an Event of Loss. In the event of an Event of Loss by Allegheny, such repair or replacement shall not be considered part of Service Provider’s maintenance obligations, but Service Provider shall coordinate and oversee repair or replacement performed by a third-party on a Pass-Through Expenses basis, or by Service Provider at agreed-upon prices.

17.	INDEMNITIES

17.1	Indemnity by Service Provider.

Service Provider agrees to indemnify, defend and hold harmless Allegheny and its Affiliates and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses and threatened Losses due to third-party claims arising from or in connection with any of the following:

(a)	Representations, Warranties and Covenants. Service Provider’s breach of any of the representations, warranties and covenants in ***.

(b)	Assumed Contracts. Service Provider’s decision to terminate or failure to observe or perform any duties or obligations to be observed or performed by Service Provider under any of the Third Party Software licenses, Equipment Leases or Third Party Contracts assigned to Service Provider or for which Service Provider has assumed financial or operational responsibility pursuant to this Agreement, but only to the extent the cause of action accrues after the date of such assignment to Service Provider with respect to contracts assigned to Service Provider, or after the Commencement Date with respect to contracts not assigned to Service Provider but for which Service Provider has assumed financial or operational responsibility pursuant to this Agreement.

(c)	Licenses, Leases and Contracts. Service Provider’s failure to observe or perform any duties or obligations to be observed or performed by Service Provider under Third Party Software licenses, Equipment leases or Third Party Contracts used by Service Provider to provide the Services to the extent Service Provider is financially or operationally responsible or is otherwise informed thereof (but only after the time Service Provider is informed thereof).

(d)	Allegheny Data or Proprietary Information. Service Provider’s breach of its obligations with respect to Allegheny Data or Allegheny Proprietary Information.

(e)	Infringement. Infringement or misappropriation or alleged infringement or alleged misappropriation of a patent, trade secret, copyright or other proprietary rights in contravention of Service Provider’s representations, warranties and covenants in Sections 15.4 and 15.5, in each case subject to the conditions set forth in Section 15.5.

(f)	Government Claims. Claims for fines, penalties, sanctions, interest or other monetary remedies imposed by a governmental body, regulatory agency or standards organization resulting from Service Provider’s failure to perform its responsibilities under this Agreement.

(g)	Taxes. Taxes, together with interest and penalties, that are the responsibility of Service Provider under Section 11.4.

(h)	Claims Arising in Shared Facility Services. Systems, services or products provided by Service Provider to a third party from any shared Service Provider facility or using any shared Service Provider resources (excluding Services provided to an Eligible Recipient pursuant to this Agreement).

(i)	Affiliate, Subcontractor or Assignee Claims. Any claim, other than an indemnification claim under this Agreement, initiated by (i) a Service Provider Affiliate or Subcontractor asserting claims with regard to services provided by them under this Agreement or (ii) any entity to which Service Provider assigned, transferred, pledged, hypothecated or otherwise encumbered its rights to receive payments from Allegheny under this Agreement.

(j)	Service Provider Personnel Injury Claims. Any claim by Service Provider Personnel for death, personal injury or bodily injury suffered on an Allegheny Site, except to the extent caused by Allegheny’s gross negligence or willful misconduct.

(k)	Employment Claims. Any claim (including claims by Transitioned Employees) relating to any (i) violation by Service Provider, Service Provider Affiliates or Subcontractors, or their respective officers, directors, employees, representatives or agents, of any Laws or any common law protecting persons or members of protected classes or categories, including Laws prohibiting discrimination or harassment on the basis of a protected characteristic, (ii) liability arising or resulting from the employment of Service Provider Personnel (including Transitioned Employees) by Service Provider, Service Provider Affiliates or Subcontractors (including liability for any social security or other employment taxes, workers’ compensation claims and premium payments, and contributions applicable to the wages and salaries of such Service Provider Personnel), (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to any Service Provider Personnel (including Transitioned Employees from and after their Employment Effective Date), (iv) employee pension or other benefits of any Service Provider Personnel (including Transitioned Employees) accruing from and after their Employment Effective Date, (v) other aspects of the employment relationship of Service Provider Personnel (including Transitioned Employees) with Service Provider, Service Provider Affiliates or Subcontractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of joint employment, and/or (vi) liability resulting from representations (oral or written) to the Allegheny or Eligible Recipient employees identified on Schedule 5A by Service Provider, Service Provider Affiliates or Subcontractors (or their respective officers, directors, employees, representatives or agents), or other acts or omissions with respect to the Allegheny or Eligible Recipient employees identified on Schedule 5A by such persons or entities, including any act, omission or representation made in connection with the interview, selection, hiring and/or transition process, the offers of employment made to such employees, the failure to make offers to any such employees or the terms and conditions of such offers (including compensation and employee benefits), except, in each case, to the extent resulting from the wrongful actions of Allegheny, the Eligible Recipients, or Allegheny Third Party Contractors, errors or inaccuracies in the information provided by Allegheny and faithfully communicated by Service Provider or the failure of Allegheny, the Eligible Recipients, or Allegheny Third Party Contractors to comply with Allegheny’s responsibilities under this Agreement. For purposes of this Agreement, Service Provider has no liability, and is not responsible, for claims by Transitioned Employees accruing prior to their Employment Effective Date to the extent Allegheny has an indemnity obligation for such claim under Section 17.3(j).

17.2	Indemnity by Service Provider for Breach of Section 8.12(b).

Service Provider agrees to indemnify, defend and hold harmless Allegheny and its Affiliates and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses due to third-party claims arising from or in connection with Service Provider’s breach of its obligations under Section 8.12(b), to the extent such breach results in Allegheny being in violation of the WARN Act or the regulations promulgated thereunder with respect to the Transitioned Employee(s) separated by Service Provider in violation of Section 8.12(b). Service Provider’s indemnity obligations under this Section 17.2 shall be limited to any and all Losses due to third-party claims solely and directly related to Service Provider’s separation, in violation of Section 8.12(b), of any Transitioned Employee(s) during the sixty (60) day period after an employee’s Employment Effective Date, and Service Provider shall not have any indemnity obligation under this Section 17.2 with respect to any Losses due to third-party claims related to other Allegheny employees terminated by Allegheny.

17.3	Indemnity by Allegheny.

Allegheny agrees to indemnify, defend and hold harmless Service Provider, its Affiliates and their officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses due to third-party claims arising from or in connection with any of the following:

(a)	Representations, Warranties and Covenants. Allegheny’s breach of any of the representations, warranties and covenants in Sections ***.

(b)	Licenses, Leases or Contracts. Allegheny’s failure to observe or perform any duties or obligations to be observed or performed by Allegheny under any of the applicable Third Party Software licenses, Equipment Leases or Third Party Contracts to the extent Allegheny is informed thereof (but only after the time Allegheny is informed thereof), or is financially or operationally responsible under this Agreement, or to the extent such licenses, leases or contracts are retained by Allegheny; provided Service Provider’s notification to Allegheny of a duty or obligation to a third party shall not limit Service Provider’s obligation to obtain the rights it requires to perform the Services as provided in this Agreement.

(c)	Pre-Assignment Date Matters. Allegheny’s failure to observe or perform any duties or obligations to be observed or performed prior to the applicable assignment and assumption date pursuant to this Agreement for any of the Third Party Software licenses, Equipment Leases or Third Party Contracts assigned to Service Provider by Allegheny or made available to Service Provider by Allegheny in order to be managed by Service Provider pursuant to this Agreement.

(d)	Service Provider’s Proprietary Information. Allegheny’s breach of its obligations with respect to Service Provider’s Proprietary Information.

(e)	Infringement. Infringement or misappropriation or alleged infringement or alleged misappropriation of a patent, trade secret, copyright or other proprietary rights with respect to any Software or other Materials made available by Allegheny to Service Provider hereunder or otherwise in contravention of Allegheny’s representations, warranties and covenants in Section 15.5, in each case subject to the conditions set forth in Section 15.5.

(f)	Taxes. Taxes, together with interest and penalties, that are the responsibility of Allegheny under Section 11.4 (except as set forth in the last sentence of Section 11.4(i)).

(g)	Allegheny Affiliate, Eligible Recipient or Third Party Contractor Claims. Any claim, other than an indemnification claim or insurance claim under this Agreement, initiated by an Allegheny Affiliate, an Eligible Recipient (other than Allegheny) or an Allegheny Third Party Contractor asserting rights under this Agreement.

(h)	Acquired Assets. Any claim relating to the Acquired Assets accruing prior to the transfer of such Acquired Assets to Service Provider, including but not limited to liens or encumbrances.

(i)	Government Claims. Claims for fines, penalties, sanctions, interest or other monetary remedies imposed by a governmental body, regulatory agency or standards organization resulting from Allegheny’s failure to perform its responsibilities under this Agreement;

(j)	Employment Claims. Any claim relating to any (i) violation by Allegheny or the Eligible Recipients, or their respective officers, directors, employees, representatives or agents, of Federal, state, provincial, local, international or other Laws or regulations or any common law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic, (ii) liability arising or resulting from a Transitioned Employee’s employment with Allegheny prior to his or her Employment Effective Date, (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to (A) any Allegheny employee who does not become a Transitioned Employee or (B) any Transitioned Employee prior to such Transitioned Employee’s Employment Effective Date, (iv) (A) all accrued employee pension or other benefits of any Allegheny employee who does not become a Transitioned Employee and (B) those employee pension or other benefits of any Transitioned Employee accruing prior to such Transitioned Employee’s Effective Employment Date, (v) other aspects of any Transitioned Employee’s employment relationship with Allegheny or the termination of such relationship, including claims for breach of an express or implied contract of employment, and/or (vi) liability resulting from representations (oral or written) to the Affected Employees by Allegheny or the Eligible Recipients (or their respective officers, directors, employees, representatives or agents) with respect to their employment by Service Provider or its Subcontractors or Affiliates (other than representations made with the authorization or approval of Service Provider, representations that Service Provider knew to be inaccurate and failed to correct and/or representations made by Service Provider in this Agreement), except, in each case, to the extent resulting from the actions of Service Provider, Service Provider Affiliates or Subcontractors or their failure to comply with Service Provider’s responsibilities under this Agreement, or involving any matters for which Service Provider has an indemnity obligation under Section 17.1(k); and

(k)	Allegheny Employee Injury Claims. Any claim by employees of Allegheny or Allegheny’s Affiliates for death, personal injury or bodily injury suffered on a Service Provider site, except to the extent caused by Service Provider’s gross negligence or willful misconduct.

17.4	Additional Indemnities.

Service Provider and Allegheny each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses to the extent they arise from or in connection with any of the following: (a) except as otherwise provided in Sections 17.1(j) and 17.3(k), third party claims arising from the death, personal injury or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

17.5	Infringement.

In the event that (1) any Software, Equipment, Materials or Services for which a Party or its Affiliates or Subcontractors is financially responsible pursuant to this Agreement or, with respect to Service Provider and its Affiliates and Subcontractors, used by them in the performance of the Services are found, or in the other Party’s reasonable opinion are likely to be found, to infringe upon the patent, copyright, trademark, trade secrets, intellectual property or proprietary rights of any third party in any country in which Services are to be performed or received under this Agreement, or (2) the continued use of such item(s) is enjoined, the Party that provided the infringing item shall, in addition to defending, indemnifying and holding harmless the other Party as provided in this Agreement and to the other rights such Party may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to such Party’s business activities do one of the following:

(a)	Obtain Rights. Obtain the right to continue using such Software, Equipment or Materials.

(b)	Modification. Modify the item(s) in question (which may occur through a Project under this Agreement) so that it is no longer infringing (provided that such modification does not degrade the performance or quality of the Services or adversely affect Allegheny’s and the Eligible Recipients’ intended use as contemplated by this Agreement).

(c)	Replacement. Replace such item(s) with a non-infringing functional equivalent.

Notwithstanding the foregoing, Allegheny may require Service Provider to discontinue use of any Software, Equipment or Materials supplied by Allegheny or an Eligible Recipient, in which case Service Provider shall be excused as provided in Section 10.2 to the extent such discontinuation impairs Service Provider’s ability to perform its obligations under this Agreement.

17.6	Indemnification Procedures.

With respect to third party claims which are subject to indemnification under this Agreement (other than as provided in Section 17.7 with respect to third party claims covered by Section 17.1(f) or Section 17.3(i)), the following procedures shall apply:

(a)	Notice. Promptly after receipt by any entity entitled to indemnification under this Agreement of notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification hereunder, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a “Notice of Election”).

(b)	Procedure Following Notice of Election. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (A) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (B) the indemnitor shall pay the fees and expenses associated with such counsel if there is a conflict of interest with respect to such claim which is not otherwise resolved or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently and the indemnitee is prejudiced or likely to be prejudiced by such failure. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (1) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (2) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto, or (3) the time period within which to deliver a Notice of Election has not yet expired.

(c)	Procedure Where No Notice of Election Is Delivered. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such reasonable costs and expenses incurred by the indemnitee, including reasonable attorneys’ fees.

17.7	Indemnification Procedures – Governmental Claims.

With respect to claims covered by Section 17.1(f) or Section 17.3(i), the following procedures shall apply:

(a)	Notice. Promptly after receipt by the indemnitee of notice of the commencement or threatened commencement of any action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to Section 17.1(f) or Section 17.3(i), the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify the indemnitor shall relieve the indemnitor of its obligations under this Agreement except to the extent that the indemnitor has suffered actual prejudice by such delay or failure.

(b)	Procedure for Defense. The indemnitee shall be entitled, at its option, to have the claim handled pursuant to Section 17.6 or to retain sole control over the defense and settlement of such claim; provided that, in the latter case, the indemnitee shall (i) consult with the indemnitor on a regular basis regarding claim processing (including actual and anticipated costs and expenses) and litigation strategy, (ii) reasonably consider any indemnitor settlement proposals or suggestions, and (iii) use commercially reasonable efforts to minimize any amounts payable or reimbursable by the indemnitor.

17.8	Subrogation.

Except as otherwise provided in Section 16.1 or Section 16.2, in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to any provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

18.	LIABILITY

18.1	General Intent.

Subject to the specific provisions and limitations of this Article 18, it is the intent of the Parties that each Party shall be liable to the other Party for any actual damages incurred by the non-breaching Party as a result of the breaching Party’s failure to perform its obligations in the manner required by this Agreement.

18.2	Force Majeure.

(a)	General. Subject to Section 18.2(d), no Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God, wars, riots, civil disorders, rebellions or revolutions, acts of terrorism, or any other similar cause beyond the reasonable control of such Party except to the extent that the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay can not reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Service Provider Personnel shall not excuse Service Provider from its obligations hereunder. The failure of any Equipment, Software or System for which Service Provider is operationally responsible to be year 2000 compliant shall not be considered a force majeure event and shall not relieve Service Provider of any of its obligations under this Agreement, including its obligations to perform the Services in accordance with the Service Levels. In addition, the refusal of Service Provider Personnel to enter a facility that is the subject of a labor dispute shall excuse Service Provider from its obligations hereunder only if and to the extent such refusal is based upon a reasonable fear of physical harm.

(b)	Duration and Notification. In the event of a force majeure event the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event, and the expected duration of such force majeure event.

(c)	Substitute Services; Termination. If any event described in Section 18.2(a) has substantially prevented, hindered or delayed or is reasonably expected to substantially prevent, hinder or delay the performance by Service Provider or one of its Subcontractors of Services necessary for the performance of functions that are critical for Allegheny’s or an Eligible Recipient’s business (in light of their impact on Allegheny’s or an Eligible Recipient’s business) for longer than the recovery period specified in the applicable disaster recovery plan or, if there is no such recovery period, ***, Allegheny may procure such Services from an alternate source, and Service Provider shall be solely liable for payment for such services from the alternate source ***; provided that Allegheny continues to pay the Charges to Service Provider for such Services with respect to the period of non-performance. In addition, if any event described in Section 18.2(a) substantially prevents, hinders or delays the performance by Service Provider or one of its Subcontractors of Services necessary for the performance of critical Allegheny functions for more than ***, Allegheny, at its option, may (i) terminate any portion of the Services so affected and the Charges payable hereunder shall be equitably adjusted to reflect those terminated Services; or (ii) terminate the Term. If Allegheny elects to terminate pursuant to clause (i) of the immediately preceding sentence, ***. Service Provider shall not have the right to additional payments or increased usage charges as a result of any force majeure occurrence affecting Service Provider’s ability to perform.

(d)	Disaster Recovery and Storm Staffing. Upon the occurrence of a force majeure event that constitutes a disaster under the disaster recovery plan, Service Provider shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services as described in Schedule 2. The occurrence of a force majeure event shall not relieve Service Provider of its obligation to implement its disaster recovery plan and provide disaster recovery services. In addition, in the event of storm weather conditions, as defined by Allegheny applying its usual standards, Service Provider shall provide storm staffing and take other storm related precautions to address the additional Services demand that may occur as a result of such conditions.

(e)	Payment Obligation. If Service Provider fails to provide Services in accordance with this Agreement due to the occurrence of a force majeure event, all amounts payable to Service Provider hereunder shall be equitably adjusted in a manner such that Allegheny is not required to pay any amounts for Services that it is not receiving from Service Provider, unless Allegheny procures services from an alternate source at Service Provider’s expense pursuant to Section 18.2(c), in which case Allegheny will pay Service Provider pursuant to Section 18.2(c).

(f)	Allocation of Resources. Without limiting Service Provider’s obligations under this Agreement, whenever a force majeure event or disaster causes Service Provider to allocate limited resources between or among Service Provider’s customers and Affiliates, Allegheny and the Eligible Recipients shall receive at least the same treatment as comparable Service Provider customers. In no event will Service Provider re-deploy or re-assign any Key Service Provider Personnel to another customer or account in the event of the occurrence of a force majeure event.

18.3	Limitation of Liability.

(a)	Exclusions from Limitations. EXCEPT AS PROVIDED IN THIS SECTION 18.3, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, CONSEQUENTIAL, INCIDENTAL, COLLATERAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b)	Liability Cap. Additionally, except as provided below, the total aggregate liability of either Party, for claims asserted by the other Party under or in connection with this Agreement, regardless of the form of the action or the theory of recovery, shall be limited to ***.

(c)	Separate Liability Cap. The limitations of liability set forth in Sections 18.3(a) and 18.3(b) shall not apply with respect to: ***

(d)	Exceptions to Limitations of Liability. The limitations of liability set forth in Sections 18.3(a) and (b) shall not apply with respect to:

(i)	Losses occasioned by the fraud, willful misconduct, or gross negligence of a Party.

(ii)	Amounts paid with respect to third-party claims that are the subject of indemnification pursuant to Sections *** under this Agreement.

(iii)	Losses occasioned by the wrongful abandonment of this Agreement by Service Provider; provided, however, that Service Provider may exercise its express termination rights under this Agreement in good faith, in which case the limitations in Sections 18.3(a) and 18.3(b) will apply.

(iv)	Losses occasioned by Service Provider’s refusal to provide Services or Termination Assistance Services, provided that Service Provider may exercise its express termination rights under this Agreement in good faith (in which case the limitations in Sections 18.3(a) and 18.3(b) will apply) subject to Service Provider’s continued obligation to provide Termination Assistance Services as set forth in this Agreement. For purposes of this provision, “refusal” shall mean ***.

(v)	Amounts paid under Section 17.4 with respect to death, personal injury or bodily injury of an agent, employee, customer, business invitee, business visitor or other person or damage, loss or destruction of real or tangible personal property.

(vi)	Losses occasioned by any breach of a Party’s representations and warranties set forth in Sections 15.6 and 15.7 and the first sentence of Section 15.9.

(e)	Items Not Considered Damages. The following shall not be considered damages subject to, and shall not be counted toward the liability exclusion or cap specified in, Sections 18.3(a) or 18.3(b):

(i)	Amounts withheld by Allegheny in accordance with this Agreement due either to incorrect Charges by Service Provider or non-conforming Services.

(ii)	Amounts paid by Allegheny but subsequently recovered from Service Provider due either to incorrect Charges by Service Provider or non-conforming Services.

(iii)	Invoiced Charges and other amounts that are due and owing to Service Provider for Services under this Agreement.

(f)	In determining EDS’ liability under Sections 18.3(a) and 18.3(b), Service Level Credits or Deliverable Credits assessed against Service Provider pursuant to Schedule 3 will be given effect in measuring and determining the amount of ***.

(g)	Waiver of Liability Cap. If, at any time, the total aggregate liability of one Party for claims asserted by the other Party under or in connection with this Agreement exceeds *** of the liability cap specified in either Section 18.3(b) or Section 18.3(c) and, within thirty (30) days from receipt of the request of the other Party, the Party incurring such liability refuses to waive such cap and/or increase the available cap to an amount at least equal to the original liability cap, then the other Party may terminate the Term. Service Provider shall not be entitled to any Termination Charges in connection with a termination under this Section 18.3(g).

(h)	Acknowledged Direct Damages. The following shall be considered direct damages and neither Party shall assert that they are indirect, incidental, collateral, consequential or special damages or lost profits to the extent they result directly from the breaching Party’s failure to perform in accordance with this Agreement:

(i)	Costs and expenses of recreating or reloading any lost, stolen or damaged Allegheny Data.

(ii)	Costs and expenses of implementing a work-around in respect of a failure to provide the Services or any part thereof.

(iii)	Costs and expenses of replacing lost, stolen or damaged Equipment, Software, and Materials.

(iv)	Cover damages, including the costs and expenses incurred to procure the Services or corrected Services from an alternate source, to the extent in excess of Service Provider’s Charges under this Agreement.

(v)	Straight time, overtime or related expenses incurred by either Party, including overhead allocations for employees, wages and salaries of additional employees, travel expenses, overtime expenses, telecommunication charges and similar charges.

(vi)	Costs and expenses incurred to bring the Services in-house or to contract to obtain the Services from an alternate source, including the costs and expenses associated with the retention of external consultants and legal counsel to assist with any re-sourcing that are directly related to a material default of Service Provider.

(vii)	Damages of an Allegheny Affiliate or an Eligible Recipient which would be direct damages if they had instead been suffered by Allegheny (including being so considered under this Section 18.3(h)).

(viii)	Subject to Section 15.10, fines, penalties, sanctions, interest or other monetary remedies imposed by a governmental body or regulatory agency or standards organization for failure of a Party to comply with requirements or deadlines.

(ix)	Loss of funds resulting from Service Provider’s failure to provide correct instructions for funds transfers, or failure to properly execute funds transfers.

(x)	Lost discounts, late fees and/or interest charges incurred by Allegheny and the Eligible Recipients.

18.4	Joint and Several Liability.

EIS and EDS shall be jointly and severally liable for all obligations and liabilities under this Agreement designated as the responsibility of Service Provider.

19.	DISPUTE RESOLUTION

19.1	Informal Dispute Resolution.

Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in Section 19.1(d) or Sections 20.8, the Parties shall first attempt to resolve such dispute informally, as follows:

(a)	Initial Effort. The Parties agree that the Allegheny Contract Executive and the Service Provider Account Manager shall attempt in good faith to resolve all disputes (other than those described in Section 19.1(d) or 20.8). In the event the Allegheny Contract Executive and the Service Provider Account Manager are unable to resolve a dispute in an amount of time that either Party deems reasonable under the circumstances, such Party may refer the dispute for resolution to the senior corporate executives specified in Section 19.1(b) below upon written notice to the other Party.

(b)	Escalation. Within five (5) business days of a notice under Section 19.1(a) above referring a dispute for resolution by senior corporate executives, the Allegheny Contract Executive and the Service Provider Account Manager will each prepare and provide to a Service Provider President CI&R/Energy and the Allegheny Chief Financial Officer, respectively, summaries of the non-privileged relevant information and background of the dispute, along with any appropriate non-privileged supporting documentation, for their review. The designated senior corporate executives will confer as often as they deem reasonably necessary in order to gather and furnish to the other all non-privileged information with respect to the matter in issue which the Parties believe to be appropriate and germane in connection with its resolution. The designated senior corporate executives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The specific format for the discussions will be left to the discretion of the designated senior corporate executives, but may include the preparation of agreed-upon statements of fact or written statements of position.

(c)	Provision of Information. During the course of negotiations under Section 19.1(a) or (b) above, all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, will be honored in order that each of the Parties may be fully advised of the other’s position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

(d)	Prerequisite to Arbitration. Arbitration of any dispute in connection with Section 14.2(f) may not be commenced until the earlier of:

(i)	the designated senior corporate executives under Section 19.1(b) above concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or

(ii)	thirty (30) days after the notice under Section 19.1(a) above referring the dispute to senior corporate executives.

(e)	Arbitration. Any dispute in connection with Section 14.2(f) that the Parties are unable to resolve as set forth in Subsections 19.1(a)-(d) will be submitted to arbitration in accordance with the following procedures:

(i)	Demand for Arbitration; Location. Either Party may demand arbitration by giving the other Party written notice to such effect, which notice will describe, in reasonable detail, the facts and legal grounds forming the basis for the filing Party’s request for relief and will include a statement of the total amount of damages claimed, if any, and any other remedy sought by that Party. The arbitration will be held before one (1) neutral arbitrator in Plano, Texas if the proceedings are initiated by Allegheny and in Greensburg, Pennsylvania if the proceedings are initiated by Service Provider.

(ii)	Identification of Arbitrator. Within thirty (30) days after the other Party’s receipt of such demand, the Parties will mutually determine who the arbitrator will be. If the Parties are unable to agree on the arbitrator within that time period, the arbitrator will be selected by the American Arbitration Association (“AAA”). In any event, the arbitrator will be a lawyer and will have a background in, and knowledge of, the information technology services industry and will be an appropriate person based on the nature of the dispute. If a person with such industry experience is not available, the arbitrator will be chosen from the large and complex case panel or, if an appropriate person is not available from such panel, the retired federal judges pool.

(iii)	Conduct of Arbitration. The arbitration will be governed by the Commercial Arbitration Rules of the AAA, except as expressly provided in this Section. However, the arbitration will be administered by any organization mutually agreed to in writing by the Parties. If the Parties are unable to agree on the organization to administer the arbitration, it will be administered by the AAA under its procedures for large and complex cases.

(iv)	Scope of Discovery. Discovery will be limited to the request for and production of documents, depositions and interrogatories. Interrogatories will be allowed only as follows: a Party may request the other Party to identify by name, last known address and telephone number (i) all persons having knowledge of facts relevant to the dispute and a brief description of that person’s knowledge, (ii) any experts who may be called as an expert witness, the subject matter about which the expert is expected to testify, the mental impressions and opinions held by the expert and the facts known by the expert (regardless of when the factual information was acquired) that relate to or form the basis for the mental impressions and opinions held by the expert, and (iii) any experts who have been used for consultation, but who are not expected to be called as an expert witness, if such consulting expert’s opinions or impressions have been reviewed by an expert witness. All discovery will be guided by the Federal Rules of Civil Procedure. All issues concerning discovery upon which the Parties cannot agree will be submitted to the arbitrator for determination.

(v)	Authority of Arbitrator. The arbitrator will determine the rights and obligations of the Parties according to the laws of the Commonwealth of Pennsylvania. The arbitrator will not have authority to award damages in excess of the amount or other than the types allowed by Section 18.3 and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

(vi)	Joinder of Parties. Each of Service Provider and Allegheny agree that it will use commercially reasonable efforts to join (and will allow the other Party to join) any third party that the Parties have agreed is indispensable to the arbitration. If any such third party does not agree to be joined, the arbitration will proceed nonetheless.

(vii)	Award. The decision of, and award rendered by, the arbitrator will be final and binding on the Parties. Upon the request of a Party, the arbitrator’s award will include written findings of fact and conclusions of law. Judgment on the award may be entered in and enforced by any court of competent jurisdiction. Each Party will bear its own costs and expenses (including filing fees) with respect to the arbitration, including one-half of the fees and expenses of the arbitrator.

(viii)	Other Disputes. The Parties acknowledge and agree that, except for any disputes in connection with Section 14.2(f), the Parties are not required to submit any other disputes arising under or in connection with this Agreement to arbitration in accordance with the foregoing procedures.

(f)	Equitable Remedies. The provisions and time periods specified in this Section 19.1 shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, (C) address a claim arising out of the breach of a Party’s obligations under Article 13, or (D) address a claim arising out of the breach or attempted or threatened breach of the obligations described in the next paragraph.

Service Provider acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Services or Termination Assistance Services in accordance with this Agreement, its obligation respecting continued performance in accordance with Section 19.3, or its obligation to provide access to Allegheny Data in accordance with Section 13.5, Allegheny and/or the Eligible Recipients will be irreparably harmed. In such a circumstance, Allegheny may proceed directly to court. If a court of competent jurisdiction should find that Service Provider has breached (or attempted or threatened to breach) any such obligations, Service Provider agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, Allegheny shall be entitled to seek and obtain injunctive relief, including entry of an appropriate order compelling performance by Service Provider and restraining it from any further breaches (or attempted or threatened breaches).

19.2	Jurisdiction; Waiver of Jury Trial.

Each Party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in Pennsylvania, and each Party irrevocably submits to the sole and exclusive jurisdiction of the federal courts for the Western District of Pennsylvania and state courts in Westmoreland County in personam, generally and unconditionally with respect to any action, suit or proceeding brought by it or against it by the other Party. Allegheny and Service Provider hereby irrevocably waive their respective rights to trial by jury in respect of any disputes arising under or related to this Agreement.

19.3	Continued Performance.

(a)	General. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided, that this provision shall not operate or be construed as extending the Term of this Agreement or prohibiting or delaying a Party’s exercise of any right it may have to terminate the Term as to all or any part of the Services. For purposes of clarification, Allegheny Data may not be withheld by Service Provider pending the resolution of any dispute.

(b)	Non-Interruption of Service. Service Provider acknowledges and agrees that any interruption to the Service may cause irreparable harm to Allegheny and/or the Eligible Recipients, in which case an adequate remedy at law would not be available. Subject to Service Provider’s right to terminate the Term pursuant to Section 20.1(b), Service Provider expressly acknowledges and agrees that, pending resolution of any dispute or controversy, it shall not deny, withdraw, or restrict Service Provider’s provision of the Services to Allegheny and/or the Eligible Recipients under this Agreement, except as specifically and expressly agreed in writing by Allegheny and Service Provider.

19.4	Governing Law.

This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of the Commonwealth of Pennsylvania, without giving effect to the principles thereof relating to conflicts of laws. The application of the United Nations Convention on Contracts for the International Sale of Goods is expressly excluded.

20.	TERMINATION

20.1	Termination for Cause.

(a)	By Allegheny. If Service Provider:

(i)	commits a material breach of its obligations with respect to Transition Services as provided in Section 4.2(h) (including Service Provider’s right to cure under Section 4.2(h));

(ii)	commits a material breach of this Agreement, which breach is not cured within *** after notice of the breach from Allegheny ***;

(iii)	commits a material breach of this Agreement which is not capable of being cured within the period specified pursuant to Section 20.1(a)(ii);

(iv)	commits numerous breaches of its duties or obligations of which Service Provider has received notice and which collectively constitute a material breach of this Agreement, and fails to ***;

(v)	fails to perform in accordance with the Minimum Service Level for a Critical Service Level ***; or

(vi)	commits a material breach of Section 15.7 of this Agreement;

then Allegheny may, by giving notice to Service Provider, terminate the Term with respect to all or any part of the Services, as of a date specified in the notice of termination. Service Provider shall not be entitled to any Termination Charges in connection with such a termination for cause. If Allegheny chooses to terminate in part pursuant to this Section 20.1(a), the Charges will be adjusted in accordance with the pricing methodology set forth in Schedule 4, to reflect such partial termination.

The express acknowledgment that a certain amount of Service Level Credits or number of Service Level defaults constitutes grounds for termination under Section 20.1(a)(v) and (vi) does not imply that a lesser amount or number cannot constitute a material breach of this Agreement and therefore grounds for termination under other subsections.

(b)	By Service Provider. In the event that Allegheny fails to pay Service Provider in accordance with Article 12, ***, by the specified due date and fails to cure such default within thirty (30) days of notice from Service Provider of its intention to terminate for failure to make such payment, Service Provider may, by notice to Allegheny, terminate the Term.

(c)	Service Provider acknowledges and agrees that Sections 20.1(b) and 20.5 describe Service Provider’s sole right to terminate this Agreement and Service Provider hereby waives any other rights it may have to terminate this Agreement.

20.2	Termination for Convenience.

Allegheny may terminate the Term, effective at any time *** after the Effective Date, with respect to all or any portion of the Services for convenience and without cause by giving Service Provider at least six (6) months prior notice designating the termination date. Unless otherwise agreed by the Parties, the applicable portion of such Termination Charge shall be payable with respect to any Tower of Services for which Allegheny terminates for convenience and without cause ***. If Allegheny elects to terminate on this basis, Allegheny shall pay to Service Provider a Termination Charge calculated in accordance with Schedule 4H as of the date the Service Provider ceases to provide the applicable Services as required by this Agreement. In the event that a purported termination by Allegheny other than for convenience is determined by a competent authority not to be a proper termination under this Agreement, then such termination by Allegheny shall be deemed to be a termination for convenience under this Section 20.2.

20.3	Termination Upon Service Provider Change of Control.

In the event of a change in Control of Service Provider (or that portion of Service Provider providing all or any material portion of the Services under this Agreement) or the Entity that Controls Service Provider (if any), where such control is acquired, directly or indirectly, in a single transaction or series of related transactions, or all or substantially all of the assets of Service Provider (or that portion of Service Provider providing all or any material portion of the Services under this Agreement) are acquired by any entity, or Service Provider (or that portion of Service Provider providing all or any material portion of the Services under this Agreement) is merged with or into another entity to form a new entity, then at any time within twelve (12) months after the last to occur of such events, Allegheny may at its option terminate the Term by giving Service Provider at least ninety (90) days’ prior notice and designating a date upon which such termination shall be effective; provided, however, if such change in Control of Service

Provider involves a Direct Allegheny Competitor, Allegheny may terminate the Term by giving Service Provider at least thirty (30) days prior notice, and such Direct Allegheny Competitor shall be prohibited from any contact with Allegheny Data, Allegheny Proprietary Information and any and all other information about the Allegheny account, including discussions with Service Provider Personnel regarding specifics relating to the Services. In the event of a termination pursuant to this Section 20.3, Service Provider shall ***.

20.4	Termination Upon Allegheny Change of Control.

In the event that, in a single transaction or series of transactions, Allegheny acquires or is acquired by any other Entity (by stock sale, asset sale or otherwise) or merges with any other Entity, then, at any time within twelve (12) months after the last to occur of such events, Allegheny may at its option terminate the Term by giving Service Provider at least ninety (90) days’ prior notice and designating a date upon which such termination shall be effective. If Allegheny terminates on this basis, Service Provider shall ***.

20.5	Termination for Insolvency.

In the event that any Party (i) commences a bankruptcy case or a bankruptcy case is commenced against a Party, (ii) becomes or is declared insolvent, is the subject of insolvency or similar proceedings under state or federal law, or a receiver or similar officer or representative is appointed with respect to all or substantially all of a Party’s assets, (iii) passes a resolution for its voluntary liquidation, (iv) makes an assignment for the benefit of all or substantially all of its creditors, (v) enters into an agreement or arrangement for the composition, extension, or readjustment of substantially all of its obligations, or (vi) experiences an event analogous to any of the foregoing in any jurisdiction in which any of its assets are situated, then the other Party may terminate the Term as of a date specified in a termination notice; provided, however, that Service Provider will not have the right to exercise such termination under this Section so long as Allegheny pays for the Services to be received hereunder in advance on a month-to-month basis. If any Party elects to terminate the Term due to the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

20.6	Allegheny Rights Upon Service Provider’s Bankruptcy.

(a)	General Rights. In the event of Service Provider’s bankruptcy or other formal procedure referenced in Section 20.5 or of the filing of any petition under bankruptcy laws affecting the rights of Service Provider which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth herein, Service Provider shall not interfere with Allegheny’s right of access to, or right to take possession for safekeeping of, all Allegheny Data, Allegheny Proprietary Information, Allegheny licensed Third Party Software, Allegheny-owned Equipment, Allegheny-owned Materials, Allegheny-owned Developed Materials, and all other Software, Equipment, Systems or Materials to which Allegheny and/or the Eligible Recipients are or would be entitled during the Term or upon the expiration or termination of this Agreement, subject to Service Provider’s reasonable security and confidentiality requirements that are communicated in advance and applicable to other parties accessing Service Provider’s facilities and/or systems. Service Provider shall cooperate fully with Allegheny and the Eligible Recipients and assist Allegheny and the Eligible Recipients in identifying and taking possession of the items listed in the preceding sentence. Allegheny will have the right to hold such Allegheny Data, Proprietary Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate insolvency office holder can provide adequate assurances and evidence to Allegheny that they will be protected from sale, release, inspection, publication, or inclusion in any publicly accessible record, document, material or filing. Service Provider and Allegheny agree that without this material provision, Allegheny would not have entered into this Agreement or provided any right to the possession or use of Allegheny Data, Allegheny Proprietary Information, or Allegheny Software covered by this Agreement. If and to the extent that Allegheny removes any Allegheny Data, Proprietary Information, Software, Equipment, Systems or Materials from Service Provider Facilities pursuant to this Section 20.6(a) and, as a result, Service Provider is unable to perform any Services, then Service Provider shall be excused of its obligation to perform such Services but only if (A) Service Provider expeditiously notifies Allegheny of Service Provider’s inability to perform under such circumstances, (B) Service Provider provides Allegheny with a reasonable opportunity to return such Allegheny Data, Proprietary Information, Software, Equipment, Systems or Materials and thereby avoid such Service Provider non-performance, (C) Service Provider identifies and pursues commercially reasonable means to avoid or mitigate the impact of such non-performance, and (D) Service Provider uses commercially reasonable efforts to perform notwithstanding Allegheny’s removal of such Allegheny Data, Proprietary Information, Software, Equipment, Systems or Materials.

(b)	Allegheny Rights in Event of Bankruptcy Rejection. Notwithstanding any other provision of this Agreement to the contrary, in the event that Service Provider becomes a debtor under the United States Bankruptcy Code (11 U.S.C. §101 et. seq. or any similar Law in any other country (the “Bankruptcy Code”)) and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a “Bankruptcy Rejection”), (i) any and all of the licensee and sublicensee rights of Allegheny and the Eligible Recipients arising under or otherwise set forth in this Agreement, including the rights of Allegheny and/or the Eligible Recipients referred to in Section 14.6, shall be deemed fully retained by and vested in Allegheny and/or the Eligible Recipients as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Service Provider is the debtor; and (ii) Allegheny shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code. Allegheny shall under no circumstances be required to terminate the Term after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including any of the rights of Allegheny referenced in Section 14.6.

20.7	Critical Services.

Without limiting Allegheny’s rights under Section 20.1, if Service Provider commits a material breach which has a significant impact on the ability of Allegheny or the Eligible Recipients to conduct a critical aspect of their businesses, and Service Provider is unable to cure such breach within forty-eight (48) hours of its occurrence, then Allegheny may, in addition to its other remedies at law and in equity, obtain from a third party or provide for itself services which will allow Allegheny or the Eligible Recipients to conduct their businesses until Service Provider has cured the breach or this Agreement is terminated. Service Provider shall reimburse Allegheny for all costs and expenses of obtaining or providing such services. The express inclusion of this remedy in this Section 20.8 does not limit Allegheny’s right to use a similar remedy for other breaches by Service Provider of this Agreement.

21.	GENERAL

21.1	Binding Nature and Assignment.

(a)	Binding Nature. This Agreement will be binding on the Parties and their respective successors and permitted assigns.

(b)	Assignment. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following circumstances:

(i)	Allegheny may assign its rights or obligations under this Agreement, without approval of Service Provider, to an Affiliate which expressly assumes Allegheny’s obligations and responsibilities hereunder; provided Allegheny (i) remains fully liable for and is not relieved from the full performance of its obligations under this Agreement, and (ii) provides Service Provider prompt written notice of the assignment;

(ii)	Allegheny may assign its rights and obligations under this Agreement without the approval of Service Provider to an Entity acquiring, directly or indirectly, Control of Allegheny, an Entity into which Allegheny is merged, or an Entity acquiring all or substantially all of Allegheny’s assets, provided the acquirer or surviving Entity agrees in writing to be bound by the terms and conditions of this Agreement; and

(iii)	Service Provider may assign its rights or obligations under this Agreement, without approval of Allegheny, to an Affiliate which expressly assumes Service Provider’s obligations and responsibilities hereunder, provided Service Provider (i) remains fully liable for and is not relieved from the full performance of its obligations under this Agreement, and (ii) provides Allegheny prompt written notice of the assignment

(c)	Impermissible Assignment. Any attempted assignment that does not comply with the terms of this Section shall be null and void.

21.2	Entire Agreement; Amendment.

This Agreement, including any Schedules and Exhibits referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver, or discharge hereof shall be valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver, or discharge is sought to be enforced.

21.3	Notices.

(a)	Primary Notices. Any notice, notification, request, demand or determination provided by a Party pursuant to the following:

(i)	Section 4.4 (Termination Assistance Services);

(ii)	Section 4.5(a) (Use of Third Parties – Right of Use);

(iii)	Section 6.10 (Notice of Defaults);

(iv)	Section 7.7 (Notice of Adverse Impact);

(v)	Section 11.6 (Extraordinary Events);

(vi)	Section 13.4(d) (Loss of Proprietary Information);

(vii)	Sections 17.6 (Indemnification Procedures);

(viii)	Section 17.7 (Indemnification Procedures – Government Claims);

(ix)	Section 18.2 (Force Majeure);

(x)	Section 18.3(g) (Waiver of Liability Cap);

(xi)	Section 19.1 (Informal Dispute Resolution);

(xii)	Article 20 (Termination); and

(xiii)	Section 21.1 (Binding Nature and Assignment);

shall be in writing and shall be delivered in hard copy using one of the following methods and shall be deemed delivered upon receipt: (i) by hand; (ii) by an express courier with a reliable system for tracking delivery; or (iii) by registered or certified mail, return receipt requested, postage prepaid. Unless otherwise notified, the foregoing notices shall be delivered as follows:

In the case of Allegheny:

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: Vice President and Controller

With a copy to:

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: Vice President and General Counsel

and

In the case of Service Provider:

Electronic Data Systems Corporation

c/o Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: EDS Client Delivery Executive

With a copy to:

Electronic Data Systems Corporation

5400 Legacy Drive

H3-3A-05

Plano, Texas 75024

Attention: General Counsel

(b)	Other Notices. All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in Section 21.3(a), may be sent in hard copy in the manner specified in Section 21.3(a), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient’s facsimile machine) to the addresses set forth below:

In the case of Allegheny:

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: Allegheny Contract Executive

E-mail Address:

Facsimile Number:

and

In the case of Service Provider:

Electronic Data Systems Corporation

c/o Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: EDS Client Delivery Executive

E-mail Address: john.zakrasek@eds.com

Facsimile Number: TBD

(c)	Notice of Change. A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.

(d)	Service of Process. Notwithstanding the above, for the purpose of service of legal process and receipt of notice or pleadings in judicial proceedings before the federal or state courts of Pennsylvania, as selected by the Parties under Section 19.2, Service Provider irrevocably appoints the company below as its agent for service of process and receipt of such notice or notification, and further elect domicile at the address of said company in Pennsylvania, as follows:

Corporation Service Company

2704 Commerce Drive

Harrisburg PA 17110

With a copies to:

Electronic Data Systems Corporation

5400 Legacy Drive

H3-3A-05

Plano, Texas 75024

Attention: General Counsel

and

Electronic Data Systems Corporation

c/o Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Attention: EDS Client Delivery Executive

21.4	Counterparts.

This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto.

21.5	Headings.

The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

21.6	Relationship of Parties.

Service Provider, in furnishing services to Allegheny and the Eligible Recipients hereunder, is acting as an independent contractor, and Service Provider has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Service Provider under this Agreement. The relationship of the Parties under this Agreement shall not constitute a partnership or joint venture for any purpose. Except as expressly provided in this Agreement, Service Provider is not an agent of Allegheny or the Eligible Recipients and has no right, power or authority, expressly or impliedly, to represent or bind Allegheny or the Eligible Recipients as to any matters, except as expressly authorized in this Agreement.

21.7	Severability.

In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

21.8	Consents and Approval.

Except where expressly provided as being in the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

21.9	Waiver of Default; Cumulative Remedies.

(a)	Waiver of Default. A delay or omission by either Party to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers must be in writing and signed by the Party waiving its rights.

(b)	Cumulative Remedies. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise. The election by a Party of any remedy provided for in this Agreement or otherwise available to such Party shall not preclude such Party from pursuing any other remedies available to such Party at law, in equity, by contract or otherwise.

21.10	Survival.

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect. Additionally, all provisions of this Agreement will survive the expiration or termination of this Agreement to the fullest extent necessary to give the Parties the full benefit of the bargain expressed herein.

21.11	Publicity.

Neither Party shall use the other Party’s name or mark or refer to the other Party directly or indirectly in any media release, public announcement, or public disclosure relating to this Agreement, including in any promotional or marketing materials, customer lists or business presentations without the prior written consent of the other Party prior to each such use or release. Except as provided in Sections 13.4(b)(iii)(B) and 13.4(c), neither Party shall make any formal public statements about this Agreement, the Services or its relationship with the other Party without the other Party’s prior approval.

21.12	Service Marks.

Each Party agrees that it shall not, without the other Party’s prior consent, use any of the names, service marks or trademarks of the other Party in any of its advertising or marketing materials.

21.13	Export.

The Parties acknowledge that certain Software and technical data to be provided hereunder and certain transactions hereunder may be subject to export controls under the laws and regulations of the United States, the European Union, the United Nations and other jurisdictions. No Party shall export or re-export any such items or any direct product thereof or undertake any transaction or service in violation of any such laws or regulations. To the extent within Service Provider’s control, Service Provider shall be responsible for, and shall coordinate and oversee, compliance with such export laws in respect of such items exported or imported hereunder. To the extent within Allegheny’s control, and not in Service Provider’s control, Allegheny shall be responsible for, and shall coordinate and oversee, compliance with such export laws in respect of such items exported or imported hereunder.

21.14	Third Party Beneficiaries.

Except as expressly provided herein, this Agreement is entered into solely between, and may be enforced only by, Allegheny and Service Provider. This Agreement shall not be deemed to create any rights or causes of action in or on behalf of any third parties, including employees, suppliers and customers of a Party, or to create any obligations of a Party to any such third parties. Allegheny is responsible for: (i) causing each Eligible Recipient to comply with the provisions of this Agreement to the extent that Service Provider performs the Services for Eligible Recipients; and (ii) subject to Section 12.4, payment of all of Service Provider’s Charges hereunder (including those that may be invoiced to an Eligible Recipient) and Service Provider is not be required to look to any Eligible Recipient for payment of any invoice before seeking payment from Allegheny.

21.15	Covenant Against Pledging.

Service Provider may assign, transfer, pledge, hypothecate or otherwise encumber its rights to receive payments from Allegheny under this Agreement, provided that Service Provider shall ensure that (a) no Entity to which Service Provider assigns, transfers, pledges, hypothecates or otherwise encumbers its rights to receive payments hereunder shall have any right to enforce the collection of any such payments from Allegheny or the Eligible Recipients, (b) any Entity to which Service Provider assigns, transfers, pledges, hypothecates or otherwise encumbers its rights to receive payments hereunder shall not be entitled to approve any amendment, modification or termination of this Agreement, (c) any such transaction shall not limit Service Provider’s rights to amend, modify or terminate this Agreement in accordance with the terms hereof and (d) Service Provider shall continue to be Allegheny’s sole point of contact with respect to this Agreement, including with respect to payment. The person or Entity to which such rights are assigned, transferred, pledged, hypothecated or otherwise encumbered shall not be considered a third party beneficiary under this Agreement and shall not have any rights or causes of action against Allegheny.

21.16	Order of Precedence.

In the event of a conflict, this Agreement shall take precedence over the Schedules attached hereto, and the Schedules shall take precedence over any attached Attachments or Exhibits.

21.17	Hiring of Employees.

(a)	Solicitation and Hiring. Except as expressly set forth herein, during the Term and for a period of twelve (12) months thereafter, Service Provider will not solicit for employment directly or indirectly, nor employ, any employees of Allegheny or an Eligible Recipient or individual Allegheny Third Party Contractors (unless Service Provider is not aware that the employer of the individual is an Allegheny Third Party Contractor) without the prior approval of Allegheny. Except as expressly set forth herein in connection with the expiration or termination of this Agreement, during the Term and for a period of twelve (12) months thereafter, Allegheny will not solicit for employment directly or indirectly, nor employ, any employee of Service Provider involved in the performance of Service Provider’s obligations under this Agreement without the prior consent of Service Provider. In each case, the prohibition on solicitation and hiring shall extend one hundred twenty (120) days after the termination of the employee’s employment or, in the case of Service Provider employees, the cessation of his or her involvement in the performance of Services under this Agreement. This provision shall not operate or be construed to prevent or limit any employee’s right to practice his or her profession or to utilize his or her skills for another employer or to restrict any employee’s freedom of movement or association.

(b)	Publications. Neither the publication of classified advertisements in newspapers, periodicals, Internet bulletin boards, or other publications of general availability or circulation nor the consideration and hiring of persons responding to such advertisements shall be deemed a breach of this Section 21.17, unless the advertisement and solicitation is undertaken as a means to circumvent or conceal a violation of this provision and/or the hiring party acts with knowledge of this hiring prohibition.

21.18	Further Assurances.

Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

21.19	Liens.

Other than judgment liens that Service Provider has obtained in a court of competent jurisdiction, Service Provider will not file, or by its action or inaction permit, any liens to be filed on or against property or realty of Allegheny or any Eligible Recipient. In the event that any such liens (other than judgment liens mentioned in the previous sentence) arise as a result of Service Provider’s action or inaction, Service Provider will obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) business days. If Service Provider fails to do so, Allegheny may, in its sole discretion, pay the amount of such lien, and/or deduct such amounts from payments due to the Service Provider.

21.20	Covenant of Good Faith.

Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

21.21	Acknowledgment.

The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against any Party by reason of the extent to which any Party or its professional advisors participated in the preparation of this Agreement.

21.22	References.

Unless otherwise directed by Allegheny, Service Provider may use Allegheny as a reference for all prospective Service Provider customers interested in purchasing services that include the same or substantially similar services to the Services. In conjunction with the foregoing, Allegheny’s Contract Executive (or equivalent level of Allegheny management), shall serve as the contact point for such prospective Service Provider customers and shall respond to all inquiries in a timely manner. Notwithstanding Section 13.4, Service Provider acknowledges and agrees that Allegheny’s Contract Executive (or equivalent level of Allegheny management) may, upon receiving Service Provider’s prior written request and consent, freely discuss all aspects of Service Provider’s performance and Allegheny’s satisfaction with such performance with prospective Service Provider customers. Service Provider shall provide such prospective Service Provider customers with appropriate Allegheny contact information. The identity of such prospective Service Provider customers and all information related thereto shall be considered Service Provider Proprietary Information.

Signature Page Follows

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

ALLEGHENY ENERGY, INC.

By:
Name:
Title:

EDS INFORMATION SERVICES, L.L.C.

By:
Name:
Title:

ELECTRONIC DATA SYSTEMS CORPORATION

By:
Name:
Title:

Schedule 1

Definitions

References to the preamble, articles, sections, schedules and exhibits in this Schedule 1 are to the preamble, Articles and Sections of, and Schedules and Exhibits to, the Agreement unless otherwise specified. As used in this Agreement:

(1)	“Acceptance” shall mean the determination, in Allegheny’s reasonable discretion, following implementation, installation, testing and execution in the production environment for an agreed upon number of business cycles that Software, Equipment, Systems and/or other contract deliverables are in Compliance in all material respects with the Specifications. The Parties acknowledge that Schedule 22B contains acceptance processes and criteria applicable to that Schedule.

(2)	“Acquired Assets” shall mean the Equipment, Software and other assets owned or controlled by Allegheny or the Eligible Recipients and listed on Schedule 21 that Service Provider will acquire pursuant to the terms of this Agreement.

(3)	“Acquired Assets Credit” shall mean the amount that Service Provider will pay to Allegheny as consideration for the Acquired Assets.

(4)	“Actual Uptime” shall mean the measurement of time that a particular System, Application, Software, Equipment, Network or any other part of the Services is actually available during the Measurement Window, and such measurement will be calculated by subtracting Downtime from the Scheduled Uptime.

(5)	“Additional Resource Charge” or “ARC” shall have the meaning given in Schedule 4.

(6)	“Affected Employees” means the Allegheny Personnel who are identified in Schedule 5A.

(7)	“Affiliate” shall mean with respect to any Entity, any other Entity that it directly or indirectly Controls, is Controlled by or under common Control with such Entity at the time in question.

(8)	“Agreement” shall have the meaning given in the preamble to this Agreement.

(9)	“Allegheny Base Case” shall mean the summary financial base case attached hereto as Schedule 4C, as made available to Service Provider prior to the Effective Date.

(10)	“Allegheny Contract Executive” shall have the meaning given in Section 10.1.

(11)	“Allegheny Data” shall mean any data or information of Allegheny or any Eligible Recipient that is provided to or obtained by Service Provider in connection with the negotiation and execution of this Agreement or the performance of Service Provider’s obligations under this Agreement, including data and information with respect to the businesses, customers, operations, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of Allegheny or any Eligible Recipient. Allegheny Data also shall mean any data or information (i) created, generated, collected or processed by Service Provider in the performance of its obligations under this Agreement, including data processing input and output, service level measurements, asset information, Reports, third party service and product agreements for services and goods provided by Allegheny Third Party Contractors and Managed Third Parties, contract charges, and Retained Expense and Pass-Through Expenses or (ii) that resides in or is accessed through Software, Equipment or Systems (excluding shared Systems located in Service Provider Facilities to the extent such Systems are used to provide services to Service Provider’s other customers) provided, operated, supported or used by Service Provider in connection with the Services, as well as information derived from this data and information. Allegheny Data shall not include Service Provider Data.

(12)	“Allegheny Facilities” shall mean the facilities listed in Schedule 7 that are provided by Allegheny or an Eligible Recipient for the use of Service Provider to the extent necessary to provide the Services.

(13)	“Allegheny Owned Materials” shall have the meaning given in Section 14.1.

(14)	“Allegheny Owned Software” shall mean Software owned by Allegheny, an Allegheny Affiliate or an Eligible Recipient and used, operated, maintained or supported by or on behalf of Service Provider under or in connection with this Agreement.

(15)	“Allegheny Personal Data” shall mean that portion of Allegheny Data that is subject to any Data Privacy Laws.

(16)	“Allegheny Personnel” shall mean the employees, agents, contractors or representatives of Allegheny or its Affiliates or Eligible Recipients.

(17)	“Allegheny Rules” shall have the meaning given in Section 6.3(a).

(18)	“Allegheny Sites” or “Sites” shall mean the offices or other facilities, including those listed on Schedule 7, at or to which Service Provider is to provide the Services.

(19)	“Allegheny Standards” shall have the meaning given in Section 9.5(a).

(20)	“Allegheny Third Party Contractors” shall have the meaning given in Section 4.5.

(21)	“Allocation of Pool Percentage” shall have the meaning given in Schedule 3.

(22)	“Applicable Regulatory Authority” shall mean, in the United States, the Federal Communications Commission (the “FCC”) or comparable national, territorial, regional, state, provincial or local regulatory bodies of competent jurisdictions and in geographic regions other than the United States from, to or in which the Services are provided, comparable national, territorial, regional, state, provincial or local regulatory authorities.

(23)	“Application Server(s)” shall mean any Server not otherwise defined as a Utility Server.

(24)	“Applications Software” or “Applications” shall mean those software application programs and programming (and all modifications, replacements, Upgrades, enhancements, documentation, materials and media related thereto) used to support day-to-day business operations and accomplish specific business objectives to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B. Applications Software shall include all such programs or programming in use or required to be used as of the

Commencement Date in accordance with this Agreement, including those set forth in Schedule 11, those as to which the license, maintenance or support costs are included in the Allegheny Base Case, and those as to which Service Provider received reasonable notice and/or access prior to the Commencement Date. Applications Software also shall include all such programs or programming developed and/or introduced by or for Allegheny or the Eligible Recipients on or after the Commencement Date to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B.

(25)	“At Risk Amount” shall have the meaning given in Schedule 3.

(26)	“Audit Period” shall have the meaning given in Section 9.10(a).

(27)	“Authorized User” shall mean users of Services within and outside of Allegheny, including Allegheny’s or an Eligible Recipient’s employees, vendors, customers and contractors.

(28)	“Availability” shall have the meaning given in Schedule 3.

(29)	“Benchmark Standard” shall have the meaning given in Section 11.10(c).

(30)	“Benchmarker” shall have the meaning given in Section 11.10(a).

(31)	“Benchmarking” shall have the meaning given in Section 11.10(a).

(32)	“Calls” shall mean the problems, questions, or requests submitted to the Service Provider by telephone, electronically, or other means approved by Allegheny.

(33)	“Change Control Procedures” shall have the meaning given in Section 9.6(a).

(34)	“Charges” shall mean the amounts set forth in Article 11 and Schedule 4 (or otherwise set forth in the Agreement) as charges due to Service Provider in return for providing the Services.

(35)	“Commencement Date” shall mean the date on which Service Provider assumes responsibility for the Services in accordance with the Transition Plan, or such other date as the Parties may agree upon in writing as the date on which Service Provider will assume full responsibility for such Services.

(36)	“Compliance” and “Comply” shall mean, with respect to outsourced business process(es), Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by Service Provider, in compliance in all material respects with the Specifications.

(37)	“Contract Year” shall mean the period ending on December 31, 2005 and on each December 31 thereafter during the Term. If any Contract Year is more or less than twelve (12) months, the rights and obligations under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such longer or shorter period. For the avoidance of doubt, the first Contract Year may be more or less than twelve (12) months from the Commencement Date.

(38)	“Control” and its derivatives shall mean: (a) the legal, beneficial, or equitable ownership, directly or indirectly, of (i) more than fifty percent (50%) of the aggregate of all voting equity interests in an Entity, or (ii) equity interests having the right, in the event of dissolution, to more than fifty percent (50%) of the net assets (i.e., equity) of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one of its Affiliates) of the position of sole general partner.

(39)	“Critical Deliverables” shall mean those milestone activities and deliverables identified in Schedule 3C that have associated Deliverable Credits payable to Allegheny in the event Service Provider fails to deliver such deliverables in accordance with Schedule 3C.

(40)	“Critical Affected Personnel” shall mean those individuals identified in Schedule 5A as critical to the ongoing success of Service Provider’s delivery of information technology services, and procurement and/or inventory management consulting, to Allegheny and the Eligible Recipients.

(41)	“Critical Service Level” shall mean those Service Levels established under Schedule 3 for which a Service Level Credit may be payable. Critical Service Levels are identified in Schedule 3A and are described in Schedule 3B. Each Critical Service Level has an Expected Service Level and a Minimum Service Level associated with it unless otherwise specified. It is the intent of the Parties that all Critical Service Levels shall be quantifiable, measurable, and objective.

(42)	“Data Privacy Laws” shall mean Laws relating to data privacy, trans-border data flow or data protection, including the implementing legislation and regulations of the European Union member states under the European Union Directive 95/46/EC.

(43)	“Deliverable Credits” shall have the meaning given in Section 7.2(b).

(44)	“Derivative Work” shall mean a work based on one or more preexisting works, including a condensation, transformation, translation, modification, expansion, or adaptation, that, if prepared without authorization of the owner of the copyright of such preexisting work, would constitute a copyright infringement under applicable Law, but excluding the preexisting work.

(45)	“Developed Materials” shall mean any Materials (including Software), or any modifications, enhancements or Derivative Works thereof, developed by or on behalf of Service Provider for Allegheny or the Eligible Recipients in connection with or as part of the Services, but not including Service Provider Owned Materials.

(46)	“Development Tool” shall mean all software programs and programming (and all modifications, replacements, Upgrades, enhancements, documentation, materials and media related thereto) that are used in the development, testing, deployment and maintenance of Applications to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B. Development Tools shall include all such products in use or required to be used as of the Commencement Date in accordance with this Agreement, including those set forth in Schedule 11, those as to which the license, maintenance or support costs are included in the Allegheny Base Case, and those as to which Service Provider received reasonable notice and/or access prior to the Commencement Date. Development Tools also shall include all such products selected and/or developed by or for Allegheny or the Eligible Recipients on or after the Commencement Date to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B.

(47)	“Direct Allegheny Competitor” shall mean the Entities identified in Schedule 25 and their Affiliates that are engaged in any business related to the business of such Entities, as well as their successors and assigns, as such list of Entities may be modified by Allegheny from time to time.

(48)	“Directed Allegheny Employee” shall have the meaning given in Section 8.13 and Schedule 31.

(49)	“Directed Employee Period” shall have the meaning given in Section 8.13 and Schedule 31.

(50)	“Downtime” shall mean the time that a particular System, Application, Software, Equipment, Network, or any other part of the Services is not available during the Measurement Window.

(51)	“Earnback” shall mean the methodology used to determine the potential elimination of a Service Level Credit as described in Schedule 3.

(52)	“EDP Project Pool” shall have the meaning given in Schedule 4.

(53)	“Effective Date” shall have the meaning given in the preamble to this Agreement.

(54)	“Eligible Recipients” shall mean, collectively, and to the extent such Entity is receiving Services under this Agreement, the following:

(a)	Allegheny;

(b)	any Entity that is an Affiliate of Allegheny on the Effective Date, or thereafter becomes an Affiliate of Allegheny;

(c)	any Entity that purchases after the Effective Date from Allegheny or any Affiliate of Allegheny, all or substantially all of the assets of Allegheny or such Affiliate, or of any division, marketing unit, business unit, administrative unit, or manufacturing, research or development facility thereof, provided that such Entity agrees in writing to be bound by the terms and conditions of this Agreement;

(d)	any Entity that after the Effective Date is created using assets of Allegheny or any Affiliate of Allegheny, provided that such Entity agrees in writing to be bound by the terms and conditions of this Agreement;

(e)	any Entity into which Allegheny or any Affiliate of Allegheny merges or consolidates, provided that such Entity has assumed Allegheny’s obligations under this Agreement, and provided further that such Entity agrees in writing to be bound by the terms and conditions of this Agreement;

(f)	any Entity which merges into or consolidates with Allegheny or any Affiliate of Allegheny;

(g)	any Entity, including any corporation, joint venture, or partnership, in which on or after the Effective Date, Allegheny or any Affiliate of Allegheny has an ownership interest and/or as to which Allegheny or such Affiliate has management or operational responsibility by law or contract;

(h)	any person or Entity providing outsourcing services to Allegheny or any Eligible Recipient, but only in connection with the provision of such outsourcing services to Allegheny or such Eligible Recipient; and

(i)	other entities to which the Parties agree.

Except as used in Sections 17.1, 17.2, 17.4, 17.5, 17.6 and 17.7, Eligible Recipients shall include the employees, contractors, subcontractors, agents and representatives, but only in their capacities as such, of the Entities identified as Eligible Recipients in clauses (a) through (i) above.

(55)	“Employment Effective Date” shall mean, with respect to each Transitioned Employee, the date that such Transitioned Employee begins employment with Service Provider, in accordance with applicable Laws.

(56)	“End Date” shall have the meaning given in Schedule 4H.

(57)	“Entity” shall mean a corporation, partnership, joint venture, trust, limited liability company, limited liability partnership, association or other organization or entity.

(58)	“Equipment” shall mean all computing, networking, communications and related computing equipment (hardware and firmware) procured, provided, operated, supported, or used by Allegheny, Service Provider or Authorized Users in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling, (ii) personal computers, laptop computers, terminals, workstations and associated attachments, features, accessories, printers, multi-functional printers, peripheral devices, and cabling, and (iii) voice, data, video and wireless telecommunications and network and monitoring equipment and associated attachments, features, accessories, cell phones, peripheral devices, and cabling.

(59)	“Equipment Leases” shall mean all leasing arrangements whereby Allegheny, the Eligible Recipients or an Allegheny Third Party Contractor leases Equipment as of the Commencement Date which will be used by Service Provider to perform the Services after the Commencement Date. Equipment Leases shall include those leases identified on Schedule 10, those as to which the lease, maintenance and support costs are included in the Allegheny Base Case, and all other leases as to which Service Provider received reasonable notice and/or access prior to the Commencement Date.

(60)	“ERP Transformation Plan” shall mean the Transformation Plan described in Schedule 22B.

(61)	“Expected Service Level” shall mean the desired level of current year performance for a Critical Service Level, as set forth in Attachment 3A.

(62)	“Expected Service Level Default” shall mean Service Provider’s level of performance for a particular Critical Service Level fails to meet the applicable Expected Service Level (but does not fail to meet the applicable Minimum Service Level) as specified in Schedule 3 (Service Levels) and its attachments, and has failed to meet such Expected Service Level for four (4) or more months in any rolling twelve (12) month period for Critical Service Levels with a monthly Measurement Window, or has failed to meet the Expected Service Level in any period for Critical Service Levels with a quarterly or annual Measurement Window.

(63)	“Extraordinary Event” shall have the meaning given in Section 11.6(a).

(64)	“FERC” shall mean the Federal Energy Regulatory Commission, and any successor agency thereto.

(65)	“Full Time Equivalent” or “FTE” or “FTP” shall have the meaning given in Schedule 4.

(66)	“Income Tax” shall mean any tax on or measured by the net income of a Party (including taxes on capital or net worth, or gross receipts that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, and capital gains tax.

(67)	“Indirect Goods and Services” shall mean those goods and services that are purchased by Allegheny, consumed directly by Allegheny, and not utilized in Allegheny’s provision of its services to its customers. Such goods and services include, for example: travel; office supplies and equipment; maintenance, repair, and operating supplies/MRO; advertising and marketing services; contract labor; and desktop IT equipment.

(68)	“Interest Rate” shall mean ***or, if less, the highest rate permitted by applicable Law.

(69)	“IT Transformation Plan” shall mean the Transformation Plan described in Schedule 22C.

(70)	“Key Measurements” shall mean those Service Levels for which no Service Level Credit is payable, but which are meaningful to Allegheny’s business and are described in Schedule 3B.

(71)	“Key Service Provider Personnel” shall mean the Service Provider Personnel filling the positions designated in Schedule 19 as Key Service Provider Personnel.

(72)	“Laws” shall mean all federal, state, provincial, regional, territorial and local laws, statutes, ordinances, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, interpretive letters and other official releases of or by any government, or any authority, department or agency thereof, including the United States Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Federal Energy Regulatory Commission, Pennsylvania Public Utility Commission, Virginia State Service Commission, Maryland Public Service Commission, West Virginia Public Service Commission, and the Public Utility Commission of Ohio. The definition of Laws shall include Data Privacy Laws. For purposes of this Agreement, Laws also shall include all generally accepted accounting principles of the United States (“GAAP”), as such principles and standards may be modified during the Term by the Financial Accounting Standards Board or other applicable authorities. In addition, any other laws in force in any jurisdiction (regulatory or otherwise) in which the Services are being provided.

(73)	“Losses” shall mean all losses, liabilities, damages (including punitive and exemplary damages), fines, penalties, interest and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, experts, settlement, judgment, interest and penalties).

(74)	“Major Release” shall mean a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding Software release. These releases are usually identified by full integer changes in the numbering, such as from “7.0” to “8.0,” but may be identified by the industry as a major release without the accompanying integer change.

(75)	“Malicious Code” shall mean (i) any code, program, or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program, or to halt, disable or interfere with the operation of the Software, code, program, or sub-program, itself, or (ii) any device, method, or token that permits any person to circumvent the normal security of the Software or the system containing the code.

(76)	“Managed LECs” shall have the meaning given in Section 9.15(a).

(77)	“Managed Third Parties” shall mean the Allegheny Third Party Contractors and Managed Telecom Transport Providers listed on Schedule 12D, as such Schedule may be amended from time to time.

(78)	“Managed Telecom Transport Providers” shall have the meaning given in Section 9.11(e).

(79)	“Managed Transport Agreements” shall have the meaning given in Section 9.11(e).

(80)	“Management Tools” shall mean all software products and tools (and all modifications, replacements, Upgrades, enhancements, documentation, materials and media related thereto) that are used by Service Provider to deliver and manage the Services. Management Tools shall include all such products or tools in use or required to be used as of the Commencement Date in accordance with this Agreement, including those set forth in Schedule 11, those as to which the license, maintenance or support costs are included in the Allegheny Base Case, and those as to which Service Provider received reasonable notice and/or access prior to the Commencement Date. Management Tools also shall include all such software products and tools selected and/or developed by or for Allegheny, the Eligible Recipients or Service Provider on or after the Commencement Date to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B.

(81)	“Materials” shall mean, collectively, Software, literary works, other works of authorship, specifications, designs, analyses, processes, methodologies, concepts, inventions, know-how, programs, program listings, tools, documentation, user materials, reports, drawings, databases, spreadsheets, machine-readable text and files, financial models and work product, whether tangible or intangible.

(82)	“Measurement Window” shall mean the time during, or frequency by, which a Service Level shall be measured. The Measurement Window will exclude Allegheny approved scheduled maintenance.

(83)	“Minimum Service Level Default” shall mean the Service Provider’s performance for a particular Critical Service Level fails to meet the applicable Minimum Service Level at any time.

(84)	“Minimum Service Level(s)” shall mean the minimum level of performance set forth in Schedule 3A with respect to each Critical Service Level and Key Measurement.

(85)	“Minor Release” shall mean a scheduled release containing small functionality updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include “Maintenance Releases” which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as “7.12” to “7.13.”

(86)	“Monthly Base Charge” shall mean Service Provider’s total Charges for a given month, excluding ARCs and RRCs, associated with the performance of the Services at the number of Resource Units included in the Resource Baseline(s) for the applicable month.

(87)	“New Advances” shall have the meaning given in Section 9.17(e).

(88)	“New Services” shall mean new services or changes to existing Services requested by Allegheny or required by a change in applicable Allegheny Laws, (i) that are materially different from the Services (including the manner in which the Services are performed), (ii) that require ***, and (iii) for which there is no current Resource Baseline or charging methodology.

(89)	“Out-of-Pocket Expenses” shall mean reasonable, demonstrable and actual out-of-pocket expenses due and payable to a third party by Service Provider that are approved in advance by Allegheny and for which Service Provider is entitled to be reimbursed by Allegheny under this Agreement. Out-of-Pocket Expenses shall not include Service Provider’s overhead costs (or allocations thereof), general and/or administrative expenses or other mark-ups. Out-of-Pocket Expenses shall be calculated at Service Provider’s actual incremental expense and shall be net of all rebates and allowances.

(90)	“Pass-Through Expenses” shall mean the expenses, if any, listed in Schedule 4, as such list may be amended by Allegheny from time to time, for which Allegheny has agreed in advance to be financially responsible, in accordance with Article 11 of this Agreement, following processing and review of the third party invoice by Service Provider. Service Provider shall not charge any handling or administrative charge in connection with its processing or review of such invoices beyond the Monthly Base Charges and the application of the ARC and RRC rates.

(91)	“Performance Category” shall mean a grouping of Critical Service Levels as set forth in Schedule 3A. Critical Deliverables do not constitute a Performance Category.

(92)	“Policy and Procedures Manual” shall have the meaning given in Section 9.1(a).

(93)	“Pool Percentage Available for Allocation” shall have the meaning given in Schedule 3.

(94)	“Projects” shall have the meaning given in Section 4.6(a).

(95)	“Proprietary Information” shall have the meaning given in Section 13.4(a).

(96)	“Quality Assurance” means the actions, planned and performed, to provide confidence that all business processes, Systems, Equipment, Software and components that influence the quality of the Services are working as expected individually and collectively.

(97)	“Recoverable Taxes” shall mean any tax on goods or services where the payer of the tax is able to claim a credit or refund for that tax from a Tax Authority, and includes Goods and Services Taxes, Harmonized Sales Taxes, Value Added Taxes and other similar taxes.

(98)	“Reduced Resource Credit” or “RRC” shall have the meaning given in Schedule 4.

(99)	“Reports” shall have the meaning set forth in Section 9.2(a).

(100)	“Required Consents” shall mean the consents (if any) required to be obtained: (i) to assign or transfer to Service Provider Allegheny licensed Third Party Software, Third Party Contracts,

Equipment Leases or Acquired Assets (including related warranties); (ii) to grant Service Provider the right to use and/or access the Allegheny licensed Third Party Software in connection with providing the Services; (iii) to grant Allegheny and the Eligible Recipients the right to use and/or access the Service Provider Owned Software, Third Party Software and Equipment acquired, operated, supported or used by Service Provider in connection with providing the Services; (iv) to assign or transfer to Allegheny, the Eligible Recipients or their designee(s) any Developed Materials; (v) to assign or transfer to Allegheny, the Eligible Recipients or their designee(s) Service Provider Owned Software, Third Party Software, Third Party Contracts, Equipment leases or other rights following the Term to the extent provided in this Agreement; and (vi) all other consents required from third parties in connection with Service Provider’s provision of the Services or performance of its obligations hereunder.

(101)	“Resolvable Calls” shall mean those Calls that would be possible to solve at first level, either through existing knowledge, transfer of knowledge, or process changes. This does not include Calls that require dispatch or transfer to another group for resolution.

(102)	“Resource Baseline” shall have the meaning given in Schedule 4.

(103)	“Resource Baseline Band” shall have the meaning given in Schedule 4.

(104)	“Resource Unit” or “RU” shall have the meaning given in Schedule 4.

(105)	“Retained Systems and Business Processes” means those systems and business processes of Allegheny or an Eligible Recipient for which Service Provider has not assumed responsibility under this Agreement (including those provided, managed, operated, supported and/or used on their behalf by Allegheny Third Party Contractors). Retained Systems and Business Processes include equipment and software associated with such systems and business processes.

(106)	“Root Cause Analysis” shall mean the formal process, specified in the Policy and Procedures Manual, to be used by Service Provider to diagnose the underlying cause of problems at the lowest reasonable level so that corrective action can be taken that will eliminate repeat failures. Service Provider shall implement Root Cause Analysis as required by this Agreement or as reasonably requested by Allegheny.

(107)	“Scheduled Uptime” shall have the meaning given in Schedule 3.

(108)	“Service Category” shall mean the Services category comprising the information technology services and functions described in Schedules 2.1, 2.2, 2.3, 2.4, 2.5 and 2.6; and any other Services category that may be added under this Agreement in the future. As of the Effective Date there is only one Services Category under this Agreement.

(109)	“Service Level Credit Allocation Percentage” shall have the meaning given in Schedule 3.

(110)	“Service Level Credits” shall have the meaning given in Section 7.2 and Schedule 3.

(111)	“Service Level(s)” shall mean, individually and collectively, the quantitative performance standards for the Services set forth in Schedule 3.

(112)	“Service Level Default” shall mean a Minimum Service Level Default or and Expected Service Level Default

(113)	“Service Provider Account Manager” shall have the meaning given in Section 8.5 and shall describe the Service Provider representative responsible for both the day to day relationship with Allegheny as well as the delivery of all Services to Allegheny.

(114)	“Service Provider Data” shall mean (i) financial/accounting information (including costs, expenditures, billings collections, revenues and finances) of Service Provider, its affiliates or Subcontractors; (ii) any data or information regarding the Service Provider’s proprietary Systems used to provide the Services; (iii) human resources and personnel information of Service Provider, its affiliates or Subcontractors; (iv) information with respect to third party contracts or licenses of Service Provider, its affiliates or Subcontractors and used in the performance of the Services; (v) all information concerning the operations, affairs and businesses of EDS; (vi) any data or information of Service Provider that is provided to or obtained by Allegheny in connection with the negotiation and execution of this Agreement; and (vii) Service Provider Owned Materials, Service Provider Owned Software and Service Provider Proprietary Information. Service Provider Data shall not include Allegheny Data.

(115)	“Service Provider Facilities” shall mean, individually and collectively, the facilities owned or leased by Service Provider (or its Affiliates or Subcontractors) from which Service Provider (or its Affiliates or Subcontractors) provides any Services. Service Provider Facilities are listed on Schedule 7.

(116)	“Service Provider Owned Materials” shall have the meaning given in Section 14.3(a).

(117)	“Service Provider Owned Software” shall mean any Software owned by Service Provider and used to provide the Services.

(118)	“Service Provider Personnel” shall mean those employees, representatives, contractors, subcontractors and agents of Service Provider, Subcontractors and Service Provider Affiliates who perform any Services under this Agreement.

(119)	“Service Taxes” shall mean all sales, use, transaction-based gross receipts, excise and other similar taxes that are assessed against either Party on the provision of the Services as a whole, or on any particular Service received by Allegheny or an Eligible Recipient from Service Provider, excluding Recoverable Taxes and Income Taxes.

(120)	“Services” shall mean, collectively: (i) the services, functions and responsibilities described in Article 4 and elsewhere in this Agreement (including Transition Services, Transformation Services and Termination Assistance Services) as they may be supplemented, enhanced, modified or replaced during the Term in accordance with this Agreement; and (ii) any ongoing Projects required to be performed as specifically described in this Agreement and any new Projects upon Allegheny’s acceptance of Service Provider’s proposals for such Projects in accordance with Section 4.6 and the other provisions of this Agreement; and (iii) any New Services, upon Allegheny’s acceptance of Service Provider’s proposal for such New Services (including additional Charges, if any, for such New Services) in accordance with Section 11.5 and the other provisions of this Agreement.

(121)	“Software” shall mean all software programs and programming for which a Party is financially or operationally responsible under Schedule 2 or 4B (and all modifications, replacements, Upgrades, enhancements, documentation, materials and media related thereto), including Applications, Development Tools, Management Tools, and Systems Software.

(122)	“Specialized Services” shall have the meaning given in Section 9.9.

(123)	“Specifications” shall mean, with respect to business processes, Software, Equipment, Systems or other contract deliverables to be designed, developed, delivered, integrated, installed and/or tested by Service Provider, the technical, design and/or functional specifications set forth in Schedule 2, 22, 22A or 22B, in third party vendor documentation, in a New Services or Project description requested and/or approved by Allegheny, or otherwise agreed upon in writing by the Parties.

(124)	“Strategic Plan” shall mean the plans that may be periodically developed by Allegheny that set forth Allegheny’s key business objectives and requirements and outline its strategies for achieving such objectives and requirements. Allegheny may revise the Strategic Plan from time to time as provided in this Agreement. The Strategic Plan will include both annual and multi-year strategies, objectives and requirements.

(125)	“Subcontractors” shall mean subcontractors (of any tier) of Service Provider, including Shared Subcontractors (as defined in Section 9.12(c)). The initial list of Subcontractors is set forth on Schedule 20, each of which has been approved by Allegheny to the extent such approval is required and described thereon. Schedule 20 may be amended during the Term in accordance with Section 9.12.

(126)	“System” shall mean an interconnected grouping of manual or electronic processes, including Equipment, Software and associated attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions, Upgrades or enhancements to such System, to the extent a Party has financial or operational responsibility for such System or System components under Schedule 2. System shall include all Systems in use or required to be used as of the Commencement Date, all additions, modifications, substitutions, Upgrades or enhancements to such Systems and all Systems installed or developed by or for Allegheny, the Eligible Recipients or Service Provider following the Commencement Date.

(127)	“Systems Software” shall mean all software programs and programming (and all modifications, replacements, Upgrades, enhancements, documentation, materials and media related thereto) that perform tasks basic to the functioning of the Equipment and are required to operate the Applications Software or otherwise support the provision of Services by Service Provider, including operating systems, systems utilities, data security software, compilers, performance monitoring and testing tools and database managers, to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B. Systems Software shall include all such programs or programming in use or required to be used as of the Commencement Date in accordance with this Agreement, including those set forth in Schedule 11, those as to which the license, maintenance or support costs are included in the Allegheny Base Case, and those as to which Service Provider received reasonable notice and/or access prior to the Commencement Date. Systems Software also shall include all such programs or programming developed and/or introduced by or for Allegheny, the Eligible Recipients or Service Provider after the Commencement Date to the extent a Party has financial or operational responsibility for such programs or programming under Schedule 2 or 4B.

(128)	“Tax Authority” shall mean any federal, state, provincial, regional, territorial, local or other fiscal, revenue, customs or excise authority, body or official competent to impose, collect or asses tax.

(129)	“Technology and Business Process Evolution” means any improvement, upgrade, addition, modification, replacement, or enhancement to the standards, policies, practices, processes, procedures, methods, controls, scripts, product information, technologies, architectures, standards, Applications, Equipment, Software, Systems, tools, products, transport systems, interfaces and personnel skills associated with the performance of information technology services, procurement and/or inventory management consulting and related functions in line with the generally accepted practices of first tier service providers of such services, as determined by Allegheny. Technology and Business Process Evolution includes: (i) higher capacity, further scaling and commercializing of business processes, more efficient and scalable business processes, new versions and types of applications and systems/network software, new business or IT processes, and new types of hardware and communications equipment that will enable Service Provider to perform the Services more efficiently and effectively as well as enable Allegheny and the Eligible Recipients to meet and support their business requirements and strategies; and (ii) any change to the Equipment, Software or methodologies used to provide the Services that is necessary to bring that function, Equipment or Software or those methodologies into line with the Allegheny Standards and/or current industry standards. For the avoidance of doubt, Technology and Business Process Evolution shall not constitute New Services or Projects.

(130)	“Technology and Business Process Plan” shall have the meaning given in Section 9.5(e).

(131)	“Term” shall have the meaning given in Article 3.

(132)	“Termination Assistance Services” shall mean the termination/expiration assistance requested by Allegheny to allow the Services to continue without interruption or adverse effect and to facilitate the orderly transfer of the Services to Allegheny or its designee, as such assistance is further described in Section 4.4 and Schedule 23.

(133)	“Termination Charge” shall mean the termination charges payable by Allegheny upon termination pursuant to the provisions of this Agreement that expressly provide for a termination charge and in accordance with Schedule 4H. The Termination Charge shall be calculated as of the End Date.

(134)	“Third Party Contracts” shall mean all agreements between third parties and Allegheny, an Eligible Recipient or Service Provider that have been or will be used to provide the Services to the extent a Party has financial or operational responsibility for such contracts under Schedule 2 or 4B. Third Party Contracts shall include all such agreements in effect as of the Commencement Date as identified in Schedule 12, those as to which the costs are included in the Allegheny Base Case, and those as to which Service Provider received reasonable notice and/or access prior to the Commencement Date. Third Party Contracts also shall include those third party agreements entered into by Service Provider following the Commencement Date.

(135)	“Third Party Materials” shall mean intellectual, property, Third Party Software or other Materials that are owned by third parties and provided under license to Service Provider (or its Affiliates or Subcontractors) or Allegheny (or the Eligible Recipients) and that have been or will be used to provide or receive the Services.

(136)	“Third Party Software” shall mean all Software products (and all modifications, replacements, Upgrades, enhancements, documentation, materials and media related thereto) that are provided under license or lease to Service Provider or Allegheny or an Eligible Recipient that have been or will be used to provide or receive the Services to the extent a Party has financial or operational responsibility for such Software products under Schedule 2 or 4B. Third Party Software shall include all such programs or programming in use or required to be used as of the Commencement Date in accordance with this Agreement, including those set forth in Schedule 11, those as to which the license, maintenance or support costs are included in the Allegheny Base Case, and those as to which Service Provider received reasonable notice and/or access prior to the Commencement Date. Third Party Software also shall include all such programs or programming licensed and/or leased after the Commencement Date.

(137)	“Tower” shall mean the Services described in each numbered subsidiary Schedule to Schedule 2 or designated within a numbered subsidiary Schedule to Schedule 2 as comprising a Tower (e.g., a single Service Category may be comprised of multiple Towers). The Towers within the information technology Service Category are: Mainframe, Servers, Network – Data, Network – Voice, End User Computing, Bill Inserting, Help Desk, and ADM.

(138)	“Transformation Milestone” shall have the meaning given in Section 4.3(c).

(139)	“Transformation Plan” means the plan or plans set forth in Schedules 22B and 22C and further developed pursuant to Section 4.3 hereof, which identifies the principle changes in technology and deliverables to be undertaken by Service Provider in connection with the transformational activities to be completed during and after the Transition Period in relation to a Service Category, and the dates by which each will be completed by Service Provider.

(140)	“Transformation Services” shall mean the services, functions and responsibilities described in Section 4.3 and the Transformation Plan to be performed by Service Provider.

(141)	“Transition Milestone” shall mean each date identified in the Transition Plan and Schedule 22A as a milestone by which Service Provider shall have completed a key task or set of tasks in accordance with the Transition Plan in a manner acceptable to Allegheny.

(142)	“Transition Period” shall mean the period that commences on the Effective Date and expires 11:59:59 p.m., Eastern Time, on the date specified for the completion of the Transition Services as specified in the Transition Plan, unless expressly extended in writing by Allegheny.

(143)	“Transition Plan” shall mean the plan or plans set forth in Schedule 22A and developed pursuant to Section 4.2 hereof, which identifies all material transition tasks, Projects and deliverables to be completed by Service Provider in connection with the transition of each Service Category to Service Provider, and the dates by which each is to be completed by Service Provider.

(144)	“Transition Services” shall mean the services, functions and responsibilities described in Section 4.2 and the Transition Plan to be performed by Service Provider during the Transition Period.

(145)	“Transitioned Employees” shall mean the employees of Allegheny or its Affiliates who accept Service Provider’s offer of employment and become employed by Service Provider pursuant to Article 8. Upon being employed by Service Provider, such Transitioned Employees shall be deemed to be Service Provider Personnel as defined herein.

(146)	“Unanticipated Change” shall have the meaning set forth in Section 11.7.

(147)	“Upgrade” and its derivatives shall mean the updates, renovations, enhancements, additions and/or new versions or releases of Software or Equipment by Service Provider. Unless otherwise agreed, financial responsibility for the costs, fees and expenses associated with an Upgrade of Software or Equipment shall be allocated between the Parties in accordance with Sections 6.4 and Schedule 4B.

(148)	“Yearly Performance Average” shall mean, with respect to each Critical Service Level for which there was a Service Level Default during the preceding Contract Year, the average of the Service Provider’s average monthly performances in the Critical Service Level during the preceding Contract Year.